As filed with the Securities and Exchange Commission on February 5, 1999

                                                      Registration No. 333-28179

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                 POST-EFFECTIVE AMENDMENT NO. 1 TO THE FORM S-1

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
             (Exact name of registrant as specified in its charter)


            DELAWARE                                             6035                                         36-4153491
  (State or other jurisdiction of                    (Primary Standard Industrial       (I.R.S. Employer Identification No.)
  incorporation or organization)                     Classification Code Number)

                      2900 TEXAS AVENUE, BRYAN, TEXAS 77802
                                 (409) 779-2900

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ------------

            J. STANLEY STEPHEN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                                2900 TEXAS AVENUE
                               BRYAN, TEXAS 77802
                                 (409) 779-2900

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                  ------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                            Dave M. Muchnikoff, P.C.
                         SILVER, FREEDMAN & TAFF, L.L.P.
      (a limited liability partnership including professional corporations)
                            1100 New York Avenue, NW
                            Washington, DC 20005-3934
                                 (202) 414-6100

                                  ------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    From time to time after this Post-Effective Amendment becomes effective.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     This Post-Effective Amendment shall become effective upon order of the Commission pursuant to Section 8(c) of the Securities Act of 1933.

                                EXPLANATORY NOTE

     The post-effective amendment is being filed for the purpose of deregistering under the Securities Act of 1933, as amended, 639 shares of Common Stock, par value $.01 per share, and 71 Units each consisting of $1,000 principal amount of 11 1/2% subordinated debentures due March 31, 2003 and nine detachable warrants. These shares and Units have not been issued as of the date hereof and are no longer being offered. Each warrant entitles the holder to purchase one share of Common Stock of The Bryan-College Station Financial Holding Company at an exercise price of $12.50 per share, subject to adjustment, through March 31, 2003 covered by Registration Statement No. 333-28179. The offering resulted in the sale of 200,000 shares of the Registrant's Common Stock and 3,629 Units. This post-effective amendment is also being filed to permit the offering of the 32,661 shares of Common Stock which may be issued upon exercise of the warrants.

PROSPECTUS

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                          32,661 SHARES OF COMMON STOCK

     This Prospectus relates to 32,661 shares of our common stock, par value $.01 per share ("Common Stock") that may be issued upon the exercise of our outstanding stock warrants. The warrants were part of units issued on April 1, 1998 at $1,000 per unit upon the closing of our initial public offering. Each unit consists of $1,000 principal amount of 11 1/2% subordinated debentures due March 31, 2003 and nine detachable warrants. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $12.50, subject to adjustment, at any time prior to 5:00 p.m. central time on March 31, 2003 (the "Warrants").

     The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices, with the "Subscription Form" on the reverse side of the warrant certificate filled out and executed as indicated, accompanied by payment of the full exercise price (preferably by certified check payable to the order of The Bryan-College Station Financial Holding Company) for the number of Warrants being exercised.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT
        SUPERVISION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR BY ANY
       STATE SECURITIES AUTHORITIES, HAS APPROVED OR DISAPPROVED OF THESE
     SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY AND ARE NOT
             INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND OR
                  ANY OTHER FEDERAL OR STATE GOVERNMENT AGENCY.

                      -------------------------------------

     This Prospectus contains information you should consider when making your investment decision. You should rely only on the information provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the Common Stock in any state where the offer is not permitted. The information in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of the Common Stock.

     WE URGE YOU TO CAREFULLY READ "RISK FACTORS" AT PAGE 5 FOR A DISCUSSION OF MATTERS WHICH YOU SHOULD CONSIDER BEFORE YOU MAKE YOUR INVESTMENT DECISION.


                                                          (cover page continues)

                THE DATE OF THIS PROSPECTUS IS ___________, 1999.

                              AVAILABLE INFORMATION

     We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we file or have filed reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") and the Office of Thrift Supervision ("OTS"), respectively. The Registration Statement discussed below, as well as reports, proxy statements and other information filed by us pursuant to the informational requirements of the Exchange Act, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: the Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and the Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additional information may also be obtained at no cost from the Commission internet site at http://www.sec.gov.

                                  [INSERT MAP]

               [MAP ILLUSTRATES FIRST FEDERAL'S OFFICES IN TEXAS]

                               PROSPECTUS SUMMARY

     On the cover page, in this summary and in the "Risk Factors" section, the words "we," "our," "ours" and "us" refer to The Bryan-College Station Financial Holding Company and not to our subsidiary, the First Federal Savings Bank of Bryan, Texas. The following summary contains basic information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document.

THE COMPANY

     The Bryan-College Station Financial Holding Company (the "Holding Company") was formed to act as a unitary thrift holding company for First Federal Savings Bank, Bryan, Texas ("First Federal" or the "Bank") by acquiring 100% of the stock of First Federal through the exchange of approximately 32% of First Federal common stock for our Common Stock and the purchase of approximately 68% of First Federal common stock for cash (the "Acquisition"). We received approval from the Office of Thrift Supervision (the "OTS") to acquire all of the common stock of the Bank outstanding upon completion of the Acquisition. The Acquisition was completed on April 1, 1998. All references to the Company refers to The Bryan-College Station Financial Holding Company including its subsidiary, the Bank. All references to the Company, unless otherwise indicated, at or before April 1, 1998 refer to the Bank.

     First Federal is a federally chartered, independent thrift institution, headquartered in Bryan-College Station, Texas, which began operations in 1965. The Company is predominantly a locally-based home lender, originating loans primarily in Bryan-College Station and the surrounding immediate trade area, and to a lesser extent other communities in the general trade area between Houston, Austin and Dallas, Texas. The Company also originates a significant amount of consumer loans primarily secured by automobiles originated through selected automobile dealers, many of which are partially insured against loss by credit-default insurance. In addition, to lesser extent, the Company originates construction, Small Business Administration ("SBA") partially guaranteed loans, small commercial real estate and small to medium commercial business loans. New senior management was installed in early 1991 to recapitalize and convert First Federal from a mutual savings institution to a federal stock institution, which was completed in April 1993.

     Beginning in fiscal 1994, senior management of the Company began its transition to full-service retail banking in order to compete more effectively and to increase overall profitability. In addition to its core single-family lending business, since fiscal 1994 the Company has increased its focus on the following products:

     o Indirect automobile financing through select automobile dealers, including credit-default insured "second chance" auto finance lending

     o    Direct consumer lending

     o    SBA loans (partially government  guaranteed)

     o    Commercial lending to small and medium-sized businesses

     o Commercial real estate lending, primarily to small and medium-sized businesses

     o    Home improvement loans

     The Company funds these lending products using a retail deposit base gathered in its home market of Bryan-College Station as well as in the surrounding counties of Burleson, Grimes, Leon, Madison, Robertson and Washington, which comprise its immediate trade area. The Company currently operates four full-service offices, two of which are located in Bryan (including its principal office, situated in the middle of the Bryan-College Station community, and a new facility located at a key highway intersection in North Bryan), one full-service residential mortgage loan office on a major thoroughfare in adjacent College Station and one full-service branch in College Station, which is the home of the third largest university in the nation, Texas A&M University, and the new George Bush Presidential Library. The Company has concentrated on the middle-class population as its targeted "niche" in order to provide banking products and services, which had led to its loan-to-deposit ratio of 97.9% at September 30, 1998, consisting primarily of residential loans and consumer loans which are secured primarily by automobiles. At September 30, 1997 and 1996, the Company's loan to deposit rate was 110.9% and 95.9%, respectively. These types of loans have enabled the Company to enjoy a spread between the interest it earns on its loans and the interest it pays for deposits of 5.10% at September 30, 1998 as compared to 4.56% and 4.67% at September 30, 1997 and 1996, respectively. In addition, over the past three fiscal years, the Company has experienced an average of only $21,000 in actual annual net loan charge-offs, resulting from an average total loan portfolio of $57.4 million. See "Loan Delinquencies; Nonperforming Assets and Classified Assets."

     Our principal executive offices are located at 2900 Texas Avenue, Bryan, Texas 77802, and our telephone number at that address is (409) 779-2900.

THE WARRANTS

     Each warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $12.50, subject to adjustment, at any time prior to 5:00 p.m. Central Time on March 31, 2003. The Warrants are detachable and may trade separately from the debentures although we are not aware of any trades. See "Description of Warrants."

USE OF PROCEEDS

     The net proceeds from the issuance of our shares upon the exercise of the Warrants (approximately $408,263 upon exercise of all the Warrants), will become part of our general funds for use in our business. See "Use of Proceeds."

RISK FACTORS

     An investment in our common stock involves a high degree of risk and substantial dilution. You should carefully review and consider the factors described under "Risk Factors" and "Dilution".

                                  RISK FACTORS

     The Securities offered by this Prospectus involve a high degree of risk. The following risk factors, in addition to those factors discussed elsewhere in this Prospectus, should be carefully considered you before deciding whether to exercise your Warrants. The cautionary statements set forth below and elsewhere in this Prospectus should be read as accompanying forward looking statements included under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere herein. The risks described in the statements set forth below could cause our results to differ materially from those expressed in or indicated by such forward-looking statements. See "Disclosure Regarding Forward-Looking Statements."

RISK OF RELIANCE ON NONINTEREST INCOME

     In recent years, noninterest expense has exceeded net interest income and the Company has relied upon gains on sales of assets to record net income. There can be no assurance that the Company will continue to record significant gains on sales of assets as these gains are subject to market and other risks. The Company has in recent years incurred above average noninterest expense levels, due primarily to expenses related to its recent transition into current full service retail banking. See"Management's Discussion and Analysis of Financial Condition and Results of Operations."

ADEQUACY OF LOAN LOSS ALLOWANCE

     Management and the Board of Directors regularly review our loan portfolio and determine whether the allowance established for loan losses is adequate. In making this evaluation, management and the Board of Directors consider, among other matters, the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. Because future events affecting borrowers and loan collateral cannot be predicted with any degree of certainty, there can be no assurance that existing allowances are adequate or that substantial increases to allowances will not be necessary should the quality of any loan deteriorate as a result of the factors discussed above. There is also no assurance that the loss allowances will be adequate to cover costs and losses in connection with any foreclosures or repossessions. Increases in allowances, if necessary, are most probable in connection with the nonperforming assets and other loans of concern discussed in this Prospectus. When future examinations are conducted by the OTS or the Federal Deposit Insurance Corporation (the "FDIC"), the examiners may require us to provide for higher loan loss allowances. See "Business -- Loan Delinquencies; Nonperforming Assets and
Classified   Assets"   and   "Regulation   --  Federal   Regulation   of  Thrift
Institutions."

RELIANCE ON CHIEF EXECUTIVE OFFICER

     The Company's successful operation depends heavily upon the active involvement of J. Stanley Stephen, age 65, whose loss could have an adverse effect on us. Mr. Stephen has been President and Chief Executive Officer of First Federal since 1991 and the Holding Company since inception. We currently have no plans to purchase "key-man" life insurance with respect to Mr. Stephen; however, we have an employment agreement with Mr. Stephen through 2002. See "Management of First Federal -- Employment Agreements."

INTEREST RATE RISK

     The Company's profitability, like that of many financial entities, is dependent to a large extent upon net interest income, which is the difference or "spread" between the interest the Company earns on interest-earning assets, such as loans and, to a much lesser extent, securities, and the interest it pays on interest-bearing liabilities, such as deposits and borrowings. As a result, the Company's profitability may be adversely affected by rapid changes in interest rates. The Company generally attempts to maximize net interest income by achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company believes these policies are designed to reduce the impact of changes in interest rates on its net interest income by maintaining a favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. The Company has implemented these policies generally by selling its long-term fixed-rate mortgage loan originations, retaining its adjustable-rate and balloon mortgage loans, and originating and retaining its short-term consumer loans.

DILUTION

     As of September 30, 1998, the net tangible book value available to common stockholders of the Holding Company amounted to $1.87 million or approximately $4.80 per share. After giving effect to the maximum number of Shares of Holding Company Common Stock that may be issued upon exercise of the warrants at September 30, 1998 and the receipt of the estimated net proceeds thereof, and assuming no exercise of options currently outstanding, the net tangible book value of the Holding Company will amount to approximately $2.28 million or approximately $5.40 per share of Holding Company Common Stock. As a result, the purchasers of the Holding Company Common Stock will incur an immediate dilution of $7.10 per share of Holding Company Common Stock after exercise of all warrants for the $12.50 per share exercise price, representing the difference between their purchase at $12.50 per share and the net tangible book value per share of Holding Company Common Stock. It should be noted that the calculations above were made without giving effect to the intrinsic value, if any, of First Federal's deposit base and over 30-year franchise.

CASH DIVIDENDS NOT LIKELY

     The Holding Company has not paid any cash dividends on its Common Stock. For the foreseeable future, it is anticipated that any earning will be used to finance our growth and that cash dividends will not be paid to stockholders. Accordingly, any investor, who anticipates the need for current cash dividends from an investment in Common Stock should not exercise their Warrants.

LIMITED MARKET FOR OUR COMMON STOCK; POTENTIAL ILLIQUIDITY OF OUR COMMON STOCK

     Our Common Stock is traded in limited amounts in the over-the-counter market. The development of a public market that has depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither us nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for our Common Stock, will develop, or that if a market develops, it will continue. The Common Stock may not be appropriate as a short-term investment. Furthermore, there can no assurance that you will be able to sell your Common Stock at or above the exercise price.
See "Market Information."

VOTING CONTROL OF SHARES BY THE BOARD AND EXECUTIVE OFFICERS

     The Board of Directors and management of the Holding Company and members of their immediate families have 97,413 or 25.01% of Common Stock which would render it more difficult to obtain majority support for shareholder proposals opposed by the Board and management. This level of stock ownership by directors and executive officers, if voted as a block, would enable the Board and management to block the approval of transactions requiring the approval of 80% of the shareholders under our Certificate of Incorporation. There are no voting or other agreements among the Board of Directors and management. We cannot predict the effect of such shares on the liquidity of the market or the price of our Common Stock. See "-- Limited Market for Our Common Stock; Potential Illiquidity of Our Common Stock," and "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions."

CONCENTRATION OF LENDING ACTIVITIES; RISKS ASSOCIATED WITH NONCONFORMING LOANS

     Substantially all of the aggregate principal amount of our real estate mortgage loans are secured by one- to four-family residential properties located in our primary market area. While a substantial portion of the loans originated for portfolio by us are conventional mortgage loans (i.e., not guaranteed or insured by agencies of the federal government) which are secured by residential properties, most do not conform with all of the requirements for sale to Federal National Mortgage Association (the "FNMA") or Federal Home Loan Mortgage Corporation (the "FHLMC") (i.e., conforming loans), because they may exceed the maximum loan to value ratio to qualify for sale to FNMA or FHLMC, have credit deficiencies (which in certain cases will result in us securing the loan by additional collateral), the borrower may have an insufficient employment history or the property may not qualify due to its rural location or lack of comparability for appraisal purposes. As a result, the loans may be deemed to have higher risk of nonpayment than secondary market conforming conventional mortgage loans. While the Company currently believes that its loans are adequately secured or reserved for and has experienced over the past three fiscal years average annual net charge-offs (net of recoveries) of approximately $21,000, on an average loan portfolio of $57.4 million, in the event that real estate prices in its primary market area weaken or economic conditions in its primary market area deteriorate, thereby reducing the value of properties securing its loans, it is possible both that some borrowers may default and that the value of the real estate collateral may be insufficient to fully secure the loan. If either event should occur we may experience increased levels of delinquencies and related losses having an adverse impact on income and stockholders' equity.

RISKS ASSOCIATED WITH AUTOMOBILE LOANS

     At September 30, 1998 the Company had $24.6 million of automobile loans, of which $13.5 million were issued pursuant to the Company's "Second Chance" auto program to borrowers with less than perfect credit. The Company has had a policy of not purchasing from brokers any "Second Chance" auto loans, and originates these loans generally from applications received from automobile dealers. Although the Company has attempted to mitigate the credit risk by insuring those loans originated through its "Second Chance" auto loan program against credit default by the borrower, in the event of a default by the insurer, the Company would assume the entire credit risk. Further, automobiles rapidly depreciate. As a consequence, in the absence of such credit-default insurance, the borrower's continuing financial stability rather than the value of the vehicle is generally relied upon for the repayment of the related receivable. This is especially true with respect to loans originated by the Company, because the Company's underwriting procedures, which include personal interviews with the borrower prior to funding, are primarily based on the ability of the borrower to repay. As a result, the Company may permit the origination of a loan in excess of the manufacturer's suggested retail price, in the case of new vehicles, or the value established by used car reference publications. Therefore, a repossessed automobile may not provide an adequate source of repayment of the outstanding loan balance. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. See "Business -- Consumer Lending."

EVOLUTION OF BUSINESS

     The Company's strategy is to focus on increasing its commercial real estate and commercial business loans and consumer loans. Commercial real estate, commercial business loans and consumer loans are expected to represent a growing portion of our business. Full-service retail banking activities, while potentially more profitable, generally entail a greater degree of credit risk than does single family lending, the historical focus of the Company. Specifically, the performance of commercial real estate, commercial business and consumer loans are more sensitive to regional and local economic conditions. Collateral valuation requires more detailed analysis and is more variable than single family mortgage lending. Loan balances for commercial real estate and commercial business loans are typically larger than those for single family mortgage loans and, thus, when there are defaults and losses, they can be greater on a per loan basis than those for single family mortgages. Similarly, loss levels are more difficult to predict. Full-service retail banking typically includes a greater amount of unsecured lending, or lending secured by rapidly depreciable assets such as automobiles, which presents different risks than secured single family mortgage lending. The sources of repayment are not related to collateral and can be more difficult to understand and pursue. Similarly, loan default prevention and collection for commercial real estate, commercial business and consumer lending also can be more complex and difficult than that for single family mortgage lending. For example, business loans are not typically made with standardized loan documents. Thus, the opportunity for mistakes and documentation risks are increased. Moreover, a liquid secondary market for most types of commercial real estate and business loans does not exist. The operational, interest rate, and competitive risks associated with commercial real estate, commercial business and consumer lending are different than those for single family mortgage lending and require skills and experience of management and staff different than that for single family mortgage lending. When evaluating such credits, more factors need to be considered. Management must be more knowledgeable of a wider variety of business enterprises and industries that borrow money. Intensive, ongoing customer contact is required, as well as complex analysis of financial statements at the time of loan approval and on an ongoing basis. Servicing these customers requires closer monitoring and more individualized analysis than does single family mortgage lending. Commercial real estate, commercial business and consumer lending pricing is very competitive and more subjective than that for single family mortgage lending. As a result, the Company's risk of credit default is higher on these loans, which would adversely affect net income. The Company generally discourages unsecured loans. There can be no assurance given that we can increase the amount of these loans in its portfolio.

YEAR 2000 COMPLIANCE

     As the year 2000 approaches, concerns have been raised that existing computer software programs and operating systems may not be able to process data containing dates after December 31, 1999. Many existing software products were designed to accommodate only a two digit year (e.g., 1998 is reflected as "98"). Our operating, processing and accounting operations are maintained on computers and could be affected by Year 2000 issues. We also rely on third-party vendors for data processing. We are currently working with our third-party vendors to assess their Year 2000 readiness. While no assurance can be given that our third-Party vendors will be Year 2000 compliant, we have been advised that our vendors are taking appropriate steps to address the issues on a timely basis. Based on certain preliminary estimates, we believe the our expenses related to upgrading our systems and software for Year 2000 issues will not exceed $250,000. We also believe that our testing for Year 2000 compliance should be completed by the first quarter of 1999. While we currently have no reason to believe that the cost of addressing these issues will materially affect our products, services or our ability to compete effectively, no assurance can be made that we or our third-party vendors will successfully and timely become Year 2000 compliant. We do not believe, however, that the cost of addressing Year 2000 issues presents a material event or uncertainty reasonably likely to affect our future financial results.

RISKS ASSOCIATED WITH ANTI-TAKEOVER PROVISIONS

     Holding Company and Bank Governing Instruments. Certain provisions of our certificate of incorporation and bylaws may discourage or prevent an attempted acquisition or change in control of the Holding Company. These provisions provide for, among other things, noncumulative voting for directors, limitations on voting rights, limitations on the calling of special meetings, a fair price/supermajority vote requirement at 80% for certain business combinations with "Interested Stockholders," (including mergers or consolidations, sale, lease or other disposition of assets, issuances or transfers of securities, adoption of any plan of liquidation proposed by the Interested Stockholders, or any reclassification of securities which increases the Interested Stockholders percentage ownership of the Holding Company) and certain notice requirements. Any or all of these provisions may serve to entrench current management and to discourage potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors.

     Regulatory and Statutory Provisions. Federal law requires OTS approval prior to the acquisition of "control" (as defined in OTS regulations) of an insured institution, including a holding company thereof. In the event that holders of revocable proxies for more than 25% of the shares of our Common Stock acting as a group or in concert with other proxy holders seek, among other things, to elect one-third or more of the Holding Company's Board of Directors, to cause the Holding Company's shareholders to approve the acquisition or corporate reorganization of the Holding Company or to exert a continuing influence on a material aspect of the business operations of the Holding Company, such actions could be deemed to be a change of control, subject to OTS approval. A Delaware statute also limits the circumstances under which a Delaware corporation may engage in any business combinations (as defined by the statute) with an interested shareholder (i.e., any person or entity that owns 15% or more of the voting stock). See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions."

REGULATORY OVERSIGHT

     First  Federal  is  subject  to  extensive   regulation,   supervision  and
examination by the OTS, as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. First Federal is a member of the Federal Home Loan Bank System ("FHLB") and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As the holding company for First Federal, the Holding Company is also be subject to regulation and oversight by the OTS. See "Regulation." Such regulation and supervision governs the activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities which are intended to strengthen the financial condition of the banking industry, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. See "Regulation -- Federal Regulation of Thrift Institutions." Any change in regulators or in applicable regulation, whether by the OTS, the FDIC, the Comptroller of the Currency, the Federal Reserve Board or Congress could have a material adverse impact on the Holding Company, First Federal and their respective operations.

COMPETITION

     The Company experiences significant competition in its local market area in both originating real estate and other loans and attracting deposits. This competition arises from thrift institutions as well as commercial companies, mortgage companies, banks, credit unions and national and local securities firms. Such competition may limit the Company's growth in the future. See "Business -- Competition."

LIMITATIONS ON STOCK OWNERSHIP

     With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be acting in concert from, directly or indirectly, acquiring more than 10% of any class of voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of the Holding Company, without prior notice or application to and approval of the OTS.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present selected consolidated financial data for the Holding Company and its wholly-owned subsidiary, First Federal Savings Bank at the dates and for the periods indicated. This information is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Holding Company included elsewhere in this Prospectus.

                                                                             At September 30,
                                        --------------------------------------------------------------------------------------------
                                                  1998           1997            1996           1995           1994
                                        --------------------------------------------------------------------------------------------
                                                                       (In Thousands)
Selected Financial Condition Data:
---------------------------------
Total assets...........................         $82,634        $75,089         $57,597        $61,432        $56,089
Loans receivable, net(1)..............           71,994         65,237          49,579         48,605         43,127
Mortgage-backed securities.............             954          1,150           1,292          2,278          2,693
Investment securities..................             ---            ---           1,000          1,000          1,000
Deposits...............................          73,554         58,808          51,677         54,939         50,846
Debentures.............................           3,629            ---             ---            ---            ---
Other borrowings.......................           4,429         10,000             ---          1,088            ---
Stockholders' equity...................           1,870          4,834           4,316          4,170          4,047

----------
(1) Including loans held for sale of $328,000, $204,000, $419,000, $1.8 million and $2.1 million at September 30, 1998, 1997, 1996, 1995 and 1994, respectively.


                                                                                          Year Ended September 30,
                                                                   -----------------------------------------------------------------
                                                                          1998        1997         1996         1995        1994
                                                                   -----------------------------------------------------------------
                                                                                           (In Thousands)
Selected Operations Data:
------------------------
Total interest income.............................................       $6,891       $5,597      $4,828       $4,698     $4,020
Total interest expense............................................        3,417        2,659       2,363        2,294      1,758
                                                                       --------    ---------      ------       ------     ------
  Net interest income.............................................        3,474        2,938       2,465        2,404      2,262
Provision for loan losses.........................................           79           25         (52)          27       (401)(1)
                                                                       --------    ---------      ------       ------     ------

  Net interest income after provision for loan losses.............        3,395        2,913       2,517        2,377      2,663

Service charges...................................................          602          585         527          355        202
Gain on sales of loans, mortgage servicing rights, mortgage-
  backed securities and investment securities.....................          229          148         343          213        908
Income from operation of foreclosed real estate...................         (20)          (20)         (9)          (2)       ---
Other noninterest income..........................................          120           62          12           26         14
SAIF Special Assessment...........................................          ---          ---         333          ---        ---
Other noninterest expenses (operating expenses)...................        3,870        2,771       2,715        2,648      3,096
                                                                       --------   ----------      ------       ------     ------
  Income before income taxes......................................          456          917         342          321        691
Income tax expense ...............................................          164          312         108          110        234
                                                                       --------   ----------      ------       ------     ------
  Income before extraordinary item and cumulative effect of
    change in accounting for income taxes.........................          292          605         234          211        457
Income tax benefit from utilizing net operating loss
  carryforwards and cumulative effect of change in accounting
  for income taxes................................................         ---           ---         ---          ---        ---
                                                                        -------   ----------      ------       ------     ------
Net income........................................................      $   292   $      605      $  234       $  211     $  457(1)
                                                                        =======   ==========      ======       ======     ======

                                                                         At or for the Year Ended September 30,
                                                ------------------------------------------------------------------------------------
                                                            1998          1997         1996          1995         1994
                                                ------------------------------------------------------------------------------------
Other Data:
----------
Interest rate spread information:
  Average during period(2)......................            4.49%         4.47%        4.11%         3.97%        4.20%
  End of period(3)..............................            5.10          4.56         4.67          4.17         4.29
Net interest margin for the period(4)...........            4.80          4.85         4.45          4.29         4.40

Average interest-earning assets as a percentage
of average interest- bearing liabilities........          106.51        108.61       108.01        107.95       106.00

Non-performing assets to total assets at end of
  period(5).....................................            1.46          1.71         1.50           .62          .87

Total equity to total assets (end of period)....            2.26          6.44         7.49          6.79         7.22
Total equity to assets ratio (ratio of
 average equity to average total assets)........            4.54          7.23         7.26          6.91         7.11
Return on assets (ratio of net income to
average total assets)...........................             .38           .94          .40           .36          .84
Return on assets, excluding special SAIF
  assessment....................................             .38           .94          .77           .36          .84
Return on total equity (ratio of net income
 to average equity).............................            8.40         13.03         5.46          5.15        11.87
Return on total equity, excluding special
 SAIF assessment................................             ---           ---        10.60           ---          ---
Non-interest expenses to average total assets...            5.05          4.32         5.17          4.47         5.71
Non-interest expense to average total assets
 excluding special SAIF assessment..............             ---           ---         4.60           ---          ---
Ratio of earnings to fixed charges including
 interest on deposits(6)........................            1.12          1.30         1.10          1.10         1.33
Ratio of earnings to fixed charges excluding
 interest on deposits(6)........................            1.86          4.25         3.73          1.99         5.19
Earnings per share(7)...........................             .55           .86          .24           .21          .62
Number of deposit accounts......................          10,203         8,783        7,903         7,266        5,073
Number of full-service offices..................               3             2            2             2            2

----------
(1) Reflects a negative loan loss expense from the settlement of a lawsuit filed by First Federal which favorably impacted net income in fiscal 1994 by $265,000.
(2) Represents the difference between the average yield received on interest-earning assets (primarily loans) and the average rate paid on interest-bearing liabilities (primarily deposits).
(3) Represents the weighted average yield on interest-earning assets (primarily loans) at the end of the period minus the weighted average cost of liabilities (primarily deposits) at the end of the period.
(4) Net interest income divided by average interest-earning assets (primarily loans).
(5) Non-performing assets include loans that are 90 days or more delinquent as well as repossessed assets.
(6) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes and extraordinary items plus fixed charges. Fixed charges include interest expensed or capitalized and Bank preferred stock dividends.
(7) Adjusted to reflect stock dividends paid to the stockholders, and to reflect the 2.5 exchange ratio of Holding Company common stock for Bank common stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization, including savings deposits, of the Holding Company at September 30, 1998 and the pro forma capitalization of the Holding Company as of that date, after giving effect to the exercise of all Warrants.

                                                                        Consolidated Capitalization
                                                                            September 30, 1998
                                                                        ---------------------------
                                                                          (Dollars in Thousands)
                                                                         Holding          Holding
                                                                         Company          Company
                                                                        Historical       Pro Forma
                                                                       ------------    -------------
          Deposits..................................................    $  73,554        $  73,554
          Other Borrowings..........................................          800              800
          Debentures due............................................        3,629            3,629
                                                                        ---------        ---------
            Total deposits and other borrowings.....................    $  77,983        $  77,983
                                                                        =========        =========
          Minority Interest.........................................    $     873        $     873
                                                                        =========        =========
          Stockholders' equity:

          Holding Company Common Stock, par value $.01 per share:

          Authorized shares to be outstanding as shown..............     $      4        $      4
          Additional paid-in capital................................        1,849           2,257
          Retained earnings.........................................           17              17
                                                                         --------        --------
          Total stockholders' equity................................     $  1,870        $  2,278
                                                                         ========        ========




DILUTION

     As of September 30, 1998, the net tangible book value available to common stockholders of the Holding Company amounted to $1.87 million or approximately $4.80 per share. After giving effect to the maximum number of Shares of Holding Company Common Stock that may be issued upon exercise of the warrants at September 30, 1998 and the receipt of the estimated net proceeds thereof, the net tangible book value of the Holding Company will amount to approximately $2.28 million or approximately $5.40 per share of Holding Company Common Stock. As a result, the purchasers of the Holding Company Common Stock will incur an immediate dilution of $7.10 per share of Holding Company Common Stock after exercise of all warrants for the $12.50 per share exercise price, representing the difference between their purchase at $12.50 per share and the net tangible book value per share of Holding Company Common Stock. It should be noted that the calculations above were made without giving effect to the intrinsic value, if any, of First Federal's deposit base and over 30-year franchise.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar import, as they relate to the Company or Company management, are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("cautionary statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on their behalf are expressly qualified in their entirety by the applicable cautionary statements.

                                 USE OF PROCEEDS

     The net proceeds, if any, will become part of the Holding Company's general funds for use in its business. The Holding Company reserves the right to use the proceeds in any manner authorized by law.

                               MARKET INFORMATION

     The Holding Company's Common Stock is traded on the over the counter market and is only traded infrequently. The Holding Company's Common Stock was issued at $10.00 per share in connection with the acquisition of the Bank on April 1, 1998. At December 24, 1998, there were 562 holders of the Holding Company's Common Stock and 389,436 shares of Common Stock issued and outstanding. At February 1, 1999, the last known sales price of the Holding Company's Common Stock was $10 per share.

                                    DIVIDENDS

     The Holding Company will pay dividends upon the determination of the Board of Directors in its discretion that such payment is consistent with the long-term interests of the Holding Company. The factors affecting this determination include the Company's consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other relevant factors. The Holding Company did not declare cash dividends on its Common Stock during fiscal 1998 and does not anticipate paying cash dividends in the foreseeable future. Accordingly, any investor, who anticipates the need for current cash dividends from an investment in Common Stock should not exercise their Warrants.

     First Federal may not declare or pay a cash dividend or repurchase shares of its stock if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account or to meet applicable regulatory capital requirements. Federal regulations limit the Bank's capital distributions during a calendar year to one hundred percent of its net income plus one-half of its capital surplus ratio at the beginning of the calendar year. In addition, the Bank must give the OTS thirty days notice prior to the declaration of a dividend.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Holding Company is headquartered in Bryan, Texas and operates through its subsidiary, First Federal. First Federal's major goals are to provide high quality full-service retail banking on a profitable basis to its targeted "niche" of customers, the middle-class population, through its offices located in Bryan/College Station and its loan production offices located in its expanded trade area between Dallas, Houston and Austin, Texas. First Federal intends to continue to focus primarily on one-to four-family residential loans, direct and indirect consumer lending, including automobile loans and home improvement loans, construction loans, and commercial business loans, some of which are partially guaranteed by the SBA. In addition, First Federal also seeks to continue improving its asset quality and minimizing to the extent possible, its vulnerability to changes in interest rates in order to maintain a reasonable spread between its average yield on loans and securities and its average cost of interest paid on deposits and borrowings.

     First Federal's net interest income has historically been dependent largely upon the difference ("spread") between the average yield earned primarily on loans, and to a lesser extent mortgage-backed securities and other securities ("interest-earning assets") and the average rate paid on savings and other deposits and borrowings ("interest-bearing liabilities"), as well as the relative amounts of such assets and liabilities. The interest rate spread between interest-earning assets and interest-bearing liabilities is impacted by several factors, including economic and competitive conditions that influence interest rates, loan demand, deposit flows, regulatory developments and the types of assets and liabilities on its balance sheet.

     Like all financial institutions, First Federal has always been subject to interest rate risk because its interest-bearing liabilities (primarily deposits) mature or reprice at different times, or on a different basis than its interest-earning assets (primarily loans). First Federal's net income is also affected by gains and losses on the sale of loans, loan servicing rights and investments, provisions expensed for loan and other losses on repossessed assets, service charge fees, loan servicing income, fees for other financial services rendered, operating expenses and income taxes. First Federal believes that building its earnings from net interest income and noninterest income, such as the profitable sale of long-term, fixed rate loans to the secondary market utilizing a fully-staffed residential loan department and SBA business loan staff, along with income from service charges and fees on checking accounts from its recent transition to full-service retail banking, while continuing to reduce operating expenses, can provide a stable foundation for successful operations. Noninterest income can provide an excellent source of secondary income through fees charged to customers for services rendered and the sale of loans, without requiring additional capital.

     During this past fiscal year, management has transitioned First Federal to prepare for future growth and in order to provide more convenient banking services to its customers, by (i) upgrading its tellers with more experienced, full-time professionals; (ii) opening a new full-service branch in north Bryan, adjacent to a key intersection between two major highways, in the heart of a large area where many of First Federal's targeted middle class customers live, and an area not presently served by a banking facility; (iii) doubling the size of its staff in its expanding Second Chance Auto Lending Program (which requires up to $6,000 of insurance per loan for losses due to the borrower's loan default); (iv) hiring new management and adding to the staff of its Residential Lending Department and providing this department with new and larger offices on the main east-west artery in College Station; (v) providing 24-hour telephone banking; (vi) addressing the challenges of the Year 2000 issue, with much time and expense, and (vii) increasing salaries to retain quality people on its staff. As a result, noninterest expenses increased slightly from 4.32% of average assets for the year ended September 30, 1997 to 5.05% for the year ending September 30, 1998. Management believes that this strategy will enable First Federal to enhance profitability in the future and meet the needs of its customers in a highly competitive market.

     First Federal's restructuring and expansion, as described above, in order to provide additional full-service banking and convenience to its customers in fiscal 1998 has caused an increase in First Federal's operating expense levels which, despite the recent increase in net interest income, resulted in First Federal's operating expenses exceeding its net interest income for the fiscal year ending September 30, 1998.

     Since 1991, First Federal has relied primarily on its noninterest income for net income. While First Federal's noninterest income has been a relatively steady source of income, it is highly dependent upon the ability of First Federal to originate loans and realize profits on the sale of these loans and related servicing rights to the secondary market and to increase its service charge and fee income from additional checking accounts resulting from its transition to full-service banking. Total noninterest income increased from $775,000 in 1997 to $931,000 in 1998, while noninterest expense increased $1.1 million to $3.9 million in 1998 primarily due to the factors described above. Noninterest expense (operating expenses which do not include interest paid on deposit accounts and other borrowings) increased to 4.32% of average assets for the year ended September 30, 1997 to 5.05% for the year ended September 30, 1998.

ASSET/LIABILITY MANAGEMENT

     First Federal, like all financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets, some of which may be longer term or fixed interest rate. Loans maturing within five years total $55.5 million or 75.2% of total loans, while loans maturing over five years total $18.3 million or 24.8% of total loans. As a continuing part of its financial strategy, First Federal continually considers methods of managing any such asset/liability mismatch, consistent with maintaining acceptable levels of net interest income.

     In order to monitor and manage interest rate sensitivity and interest rate spread, First Federal created an Asset/Liability Committee ("ALCO"), composed of its President, Senior Vice President/Financial, Executive Vice President/Chief Financial Officer and Manager of Operations and one outside Director. The responsibilities of the ALCO are to assess First Federal's asset/liability mix and recommend strategies that will enhance income while managing First Federal's vulnerability to changes in interest rates.

     First Federal's asset/liability management strategy has two goals. First, First Federal seeks to build its net interest income and noninterest income while adhering to its underwriting and lending guidelines. Second, and to a lesser extent, First Federal seeks to increase the interest rate sensitivity of its assets and decrease the interest rate sensitivity of its liabilities in order to reduce First Federal's overall sensitivity to changes in interest rates. First Federal places its primary emphasis on maximizing net interest margin, while striving to better match the interest rate sensitivity of its assets and liabilities. There can be no assurance that this strategy will achieve the desired results and will not result in substantial losses in the event of an increase in interest rate risk.

     As part of this strategy, management has continued to emphasize growth in noninterest-bearing deposits such as checking accounts or lower interest-bearing savings deposits by offering full-service retail banking. In order to minimize the possible adverse impact that a rise in interest rates may have on net interest income, First Federal has developed several strategies to manage its interest rate risk. Primarily, First Federal is currently selling all newly-originated one-to four-family residential mortgage loans which are saleable in the secondary market--most of which are long-term fixed-rate loans. In addition, First Federal currently offers three-year fixed rate balloon loans and other adjustable rate loans to be held in its loan portfolio, and has implemented an active, diversified short-term consumer lending program, giving First Federal an opportunity to reprice its loans on a more frequent basis.

NET PORTFOLIO VALUE

     The OTS, First Federal's primary regulator, has issued a proposed rule for the calculation of an interest rate risk component for institutions with a greater than "normal" (i.e., greater than 2%) level of interest rate risk exposure ("NPV"). The OTS has not yet implemented the capital deduction for interest rate risk. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. If a capital deduction was required for the September, 1998 reporting period, the deduction for risk-based capital purposes would not be material to First Federal.

     It has been, and continues to be, an objective of First Federal's Board of Directors and management to manage interest rate risk. First Federal's asset/liability policy, established by the Board of Directors, dictates acceptable limits on the amount of change in NPV given certain changes in interest rates. See "-- Asset/Liability Management."

     Presented below, as of September 30, 1998, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points in accordance with OTS regulations. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, First Federal does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.


                                                                           Acceptable Limits
         Change in                             At September 30, 1998        Established by
       Interest Rate           Estimated     -------------------------  Board of Directors
      (Basis Points)              NPV          $ Change      % Change         % Change
-------------------------------------------------------------------------------------------

                                   (Dollars in Thousands)

               +400            $7,937         $ 73             1%        75%
               +300             8,068          204             3        (50)
               +200             8,099          235             3        (30)
               +100             7,998          134             2        (15)
                  0             7,864          ---           ---         ---
               -100             7,872            8           ---        (15)
               -200             8,105          241             3        (30)
               -300             8,409          545             7        (50)
               -400             8,703          839            11        (75)

     Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. In the event of a 400 basis point change in interest rates, First Federal would experience a 11% increase in NPV in a declining rate environment and a 1% decrease in a rising rate environment. As of September 30, 1998, an increase in interest rates of 200 basis points would have resulted in a 3% decrease in the present value of First Federal's assets, while a change in the interest rates of negative 200 basis points would have resulted in a 3% increase in the present value of First Federal's assets.

     In evaluating First Federal's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For example, projected passbook, money market and checking account maturities may also materially change if interest rates change. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. First Federal considers all of these factors in monitoring its exposure to interest rate risk.

AVERAGE  BALANCES, INTEREST RATES AND YIELDS

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the interest rates, expressed both in dollars and rates and the net interest margin. No tax equivalent adjustments were made. Average balances are the beginning balance for the year plus the ending balance for each month divided by thirteen, and include the balances of non-accruing loans. The yield includes fees which are considered adjustments to yields.


                                                             For the Fiscal Year Ended September 30,
                                           ---------------------------------------------------------------------------
                                                           1998                                  1997
                                           ---------------------------------------------------------------------------
                                             Average                               Average
                                           Outstanding   Interest                Outstanding   Interest
                                             Balance      Earned       Yield       Balance      Earned       Yield
                                           ---------------------------------------------------------------------------
                                                                         (Dollars in Thousands)
Interest-earning assets:
  Loans receivable, net...................      $68,050       $6,686           9.83%  $56,090      $5,351         9.54%
  Mortgage-backed securities..............        1,053           63           5.98     1,221          73         5.98
  Securities..............................          ---          ---            ---       ---         ---          ---
  Interest bearing deposits
   with Federal Home Loan Bank............        2,613           96           3.67     2,402         115         4.79
  Other interest-earning assets...........          640           46           7.19       864          58         6.71
                                                -------       ------                  -------      ------

    Total interest-earning assets.........       72,356        6,891           9.52    60,577       5,597         9.24

 Noninterest-earning assets...............        4,248                                 3,620
                                                -------                               -------

  Total assets............................      $76,604                               $64,197
                                                =======                               =======
                                           For the Fiscal Year Ended September 30,
                                           ---------------------------------------
                                                           1996
                                           ---------------------------------------
                                             Average
                                           Outstanding   Interest
                                             Balance      Earned       Yield
                                           ---------------------------------------
                                                    (Dollars in Thousands)
Interest-earning assets:
  Loans receivable, net...................      $48,185      $4,407         9.15%
  Mortgage-backed securities..............        1,573          99         6.29
  Securities..............................        1,000          46         4.60
  Interest bearing deposits
   with Federal Home Loan Bank............        3,870         227         5.87
  Other interest-earning assets...........          817          49         6.00
                                                -------      ------
    Total interest-earning assets.........       55,445       4,828         8.71
 Noninterest-earning assets...............        3,478
                                                -------
  Total assets............................      $58,923
                                                =======

                                                                                For the Fiscal Year Ended September 30,
                                           ----------------------------------------------------------------------------
                                                           1998                                  1997
                                           ----------------------------------------------------------------------------
                                             Average                               Average
                                           Outstanding   Interest                Outstanding   Interest
                                             Balance      Earned       Yield       Balance      Earned       Yield
                                           ----------------------------------------------------------------------------
                                                                          (Dollars in Thousands)
Interest-bearing liabilities:
 Deposits.................................    $62,133      $ 2,981        4.80%     $52,707      $2,491       4.73%
 FHLB advances............................      3,984          226        5.67        3,067         168       5.48
 Notes payable............................      1,815          210       11.57          ---         ---        ---
                                              -------      -------       -----      -------      ------       ----
   Total interest-bearing liabilities.....     67,932        3,417        5.03       55,774       2,659       4.77
                                                           -------                               ------

 Other liabilities(2).....................      5,195                                 3,780
                                              -------                               -------
 Total liabilities .......................     73,127                                59,554
 Stockholders' equity.....................      3,477                                 4,643
                                              -------                               -------

 Total liabilities and
  stockholders' equity....................    $76,604                               $64,197
                                              -------                               =======

Net interest income;  interest rate spread                 $ 3,474        4.49%               $2,938          4.47%
                                                           =======        ====                ======          ====

Net interest margin(1)....................                                4.80%                               4.85%

Average interest-earning assets to average
  interest-bearing liabilities............     106.51%                               108.61%

                                              For the Fiscal Year Ended September 30,
                                           ---------------------------------------------
                                                                 1996
                                           ---------------------------------------------
                                                   Average
                                                 Outstanding   Interest
                                                   Balance      Earned       Yield
                                           ---------------------------------------------
                                                        (Dollars in Thousands)
Interest-bearing liabilities:
 Deposits.................................     $51,243      $2,358            4.60%
 FHLB advances............................          89           5            5.62
 Notes payable............................         ---         ---             ---
                                               -------      ------            ----
   Total interest-bearing liabilities.....      51,332       2,363            4.60
                                               -------      ------

 Other liabilities(2).....................       3,306
                                               -------
 Total liabilities .......................      54,638
 Stockholders' equity.....................       4,285
                                               -------

 Total liabilities and
  stockholders' equity....................     $58,923
                                               =======

Net interest income;  interest rate spread                  $2,465            4.11%
                                                            ======            ====
Net interest margin(1)....................                                    4.45%

Average interest-earning assets to average
  interest-bearing liabilities............      108.01%


----------

(1)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets (primarily loans).
(2)  Including noninterest-bearing deposits.

     The following table sets forth the yields on loans, mortgage-backed securities, securities and other interest-earning assets, the rates on savings deposits and borrowings and the resultant interest rate spreads at the dates and for the periods indicated.

                                                                                       At September 30,
                                                                              -------------------------------
                                                                               1998         1997         1996
                                                                              ------       ------       -----
Weighted average yield on:
Loans receivable...........................................................    10.55%        9.75%        9.35%
 Mortgage-backed securities................................................     6.63         6.63         6.59
 Securities................................................................      ---          ---         4.51
 Other interest-earning assets.............................................     5.37         6.13         5.79

 Combined weighted average yield on interest-earning assets................    10.23         9.48         9.00

Weighted average rate paid on:
Deposits...................................................................     4.81         4.80         4.33
Borrowings.................................................................     5.43         5.55          ---
Notes payable..............................................................    11.50          ---          ---

Combined weighted average rate paid on interest-bearing liabilities........     5.13         4.92         4.33

Spread.....................................................................     5.10%        4.56%        4.67%



                                                                                       For the Fiscal Year Ended
                                                                                             September 30,
                                                                                -------------------------------
                                                                                 1998        1997         1996
                                                                                ------      ------       ------
Weighted average yield on:
 Loans receivable..........................................................     9.83%         9.54%       9.15%
 Mortgage-backed securities................................................     5.98          5.98        6.29
 Securities................................................................      ---           ---        4.60
 Other interest-earning assets.............................................     4.37          5.30        5.89

  Combined weighted average yield on interest-earning assets...............     9.52          9.24        8.71

Weighted average rate paid on:
 Deposits..................................................................     4.80          4.73        4.60
 FHLB advances.............................................................     5.67          5.48        5.62
 Notes payable.............................................................    11.57           ---         ---

  Combined weighted average rate paid on interest-bearing liabilities......     5.03          4.77        4.60

Spread.....................................................................     4.49          4.47        4.11

Net interest margin (net interest-earnings divided by average interest-
  earning assets, with net interest-earnings equaling the difference between the dollar amount of interest-earned on assets and interest
  paid on deposits and FHLB advances)......................................     4.80%         4.85%       4.45%

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. It distinguishes between the increase in interest income and interest expense related to higher outstanding balances and to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and rate.

                                                                          For the Fiscal Year Ended September 30,
                                                 -----------------------------------------------------------------------------------
                                                              1998 vs. 1997                           1997 vs. 1996
                                                 -----------------------------------------------------------------------------------
                                                              Increase             Total              Increase             Total
                                                             (Decrease)           Increase            (Decrease)          Increase
                                                               Due To            (Decrease)             Due To           (Decrease)
                                                 -----------------------------------------------------------------------------------
                                                          Volume         Rate                     Volume        Rate
                                                 ------------------- ----------               -------------- ----------
                                                                              (Dollars in Thousands)
Interest-earning assets:
 Loans...........................................       $1,171          $164       $1,335         $748          $196         $944
 Mortgage-backed securities......................          (11)          ---          (11)         (21)           (5)         (26)
 Securities......................................          ---           ---          ---          (46)          ---          (46)
 Interest bearing deposits with Federal
   Home Loan Bank                                            9           (28)         (19)         (75)          (37)        (112)
 Other interest-earning assets...................          (16)            5          (11)           3             6            9
                                                       --------       ------      --------      ------        ------       ------
  Total interest-earning assets..................        1,153           141        1,294          609           160          769

Interest-bearing liabilities:

 Deposits........................................          444            46          490           68            65          133
 FHLB advances ..................................           52             6           58          163           ---          163
 Notes payable...................................          210           ---          210          ---           ---          ---
                                                       -------        ------       ------       ------        ------       ------

   Total interest-bearing liabilities............          706            52          758          231            65          296
                                                       -------        ------       ------       ------        ------       ------


Net interest income..............................       $  447          $ 89                      $378          $ 95
                                                        ======          ====                      ====          ====

Net increase in net interest income..............                                  $  536                                    $473
                                                                                   ======                                    ====



RESULTS OF OPERATIONS

     The Company's results of operations are primarily dependent on its net interest income which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the average balances of interest-earning assets outstanding during the period and the average yields earned on such assets. Interest expense is a function of the average amount of interest-bearing liabilities outstanding during the period and the average rates paid on such liabilities. The Company also generates noninterest income, such as income from service charges and fees on checking accounts, loan servicing and other fees and charges and gains on sales of loans and servicing rights. The Company's net income is also affected by the level of its noninterest expenses, such as employee salaries and benefits, occupancy and equipment expenses, and federal deposit insurance premiums.

COMPARISON OF FISCAL YEAR ENDED SEPTEMBER 30, 1998 TO SEPTEMBER 30, 1997

     The Company reported consolidated net income of $292,000 for the year ended September 30, 1998 as compared to $605,000 for the year ended September 30, 1997, a decrease of $313,000, or 51.7%. The decrease in net income was primarily due to increased costs and expenses related to the formation of the Holding Company, including interest expense on debentures of $138,000, amortization of debt issue costs of the Holding Company and Holding Company organizational costs of $50,000, and Holding Company franchise taxes of $21,000, all of which are after tax. In addition, compensation and benefits at the Bank level increased as a result of an increase in the number of employees due to the restructuring and expansion of First Federal.

     Net interest income increased by $536,000 to $3.5 million for the year ended September 30, 1998 from $2.9 million for the year ended September 30, 1997. This increase primarily resulted from increases in the average balance and yield of the loan portfolio, offset in part by increases in the volume and cost of deposits and advances. In addition, the Company issued debentures in April of 1998, resulting in an increased volume of notes payable. The average yield on loans increased 29 basis points as a result of an increase in the volume of insured consumer automobile loans and direct consumer loans which yield a higher rate than traditional mortgage loans. The average balance of loans also increased as a result of a concerted effort to increase the consumer loan portfolio through building relationships with auto dealerships and promoting the Second Chance Auto Loan Program. These increases were partially offset by an increase in the cost of funds resulting from a $9.4 million increase in the average balance of deposits and a $2.7 million increase in the average balance of FHLB advances and notes payable. In addition, the average cost of funds increased 26 basis points as a result of increased rates in order to remain competitive and due to the 11 1/2% debentures due March 2003 ("Debentures") issued in connection with the acquisition of the Bank by the Holding Company. As a result, the Company's average interest margin decreased slightly to 4.80% for the year ended September 30, 1998 from 4.85% for the year ended September 30, 1997. The ratio of interest-earning assets to interest-bearing liabilities declined slightly to 106.51% at September 30, 1998 from 108.61% at September 30, 1997. The net interest spread increased slightly to 4.49% from 4.47% for the same periods.

     The Company recorded a $75,000 provision (expense) for reserves for loan losses for the year ended September 30, 1998 compared to a $25,000 provision for reserves for loan losses for the year ended September 30, 1997. The increase in the provision for loan losses was largely a result of a $5.1 million increase in gross loans during the year. This increase was partially offset by continued low levels of charge-offs relative to the allowance for loan losses and the use of credit-default insurance coverage for certain automobile loans to limit the Company's loan loss exposure. The provision for loan losses is based on management's periodic review of the Company's loan portfolio which considers, among other factors, past actual loan loss experience, the general prevailing economic conditions, changes in the size, composition and risks inherent in the loan portfolio, independent third-party loan reviews, and specific borrower considerations such as the ability to repay the loan and the estimated value of the underlying collateral. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for estimated loan losses on loans. Such agencies may require the Company to provide additions to the allowance based upon judgments which differ from those of management.

     Noninterest income increased $156,000 to $931,000 for the year ended September 30, 1998 from $775,000 for the year ended September 30, 1997. This was primarily a result of increased gains on sales of loans and mortgage servicing rights of $81,000 combined with an increase in service charges of $17,000 as a result of an increase in transactional deposit accounts. In addition, other income increased $58,000 primarily as a result of the recognition of excess dealer reserves maintained on older credit default insured automobile loans that paid off during the year.

     Noninterest expense increased $1.1 million from $2.8 million for the year ended September 30, 1997 to $3.9 million for the year ended September 30, 1998. The increase primarily resulted from the formation, restructuring and expansion of the Holding Company and its wholly-owned subsidiary, First Federal. Compensation and benefits increased $438,000 as a result of an increase in the number of employees due primarily to the opening of a new branch and increased expenses related to the expansion of the mortgage lending and second chance automobile lending departments. Occupancy expense increased $115,000 primarily as a result of the opening of the new North Bryan branch and the recently expanded mortgage lending offices in College Station. Office supplies increased $48,000 and data processing fees also increased $21,000 as a result of increased production and increased number of transactions. The increase in the volume of consumer loans has resulted in additional telephone and postage costs of $62,000, related largely to loan collections. Other expense increased $334,000, which consisted of various items, including $67,000 of amortization of debt issue costs and organizational costs related to the formation of the Holding Company and franchise tax expense of $32,000 for the Holding Company. The Company had increased expenses of $86,000 related to the establishment of a $59,000 reserve for repossessed vehicles and the remainder for losses on other repossessed assets. Various other expenses have also increased primarily as a result of the overall growth and increased loan production of the Company.

     Income tax expense decreased $148,000 from $312,000 for the year ended September 30, 1997 to $164,000 for the year ended September 30, 1998 primarily as a result of the $461,000 decrease in pretax income. Income tax expense reflected a tax rate of 35.9% for the year ended September 30, 1998 compared to 34.0% for the year ended September 30, 1997.

COMPARISON OF FISCAL YEAR ENDED SEPTEMBER 30, 1997 TO SEPTEMBER 30, 1996

     The Company reported net income of $605,000 for the year ended September 30, 1997 as compared to $234,000 for the year ended September 30, 1996, an increase of $371,000, or 158.5%. The increase was primarily due to the absence of a $220,000 after tax charge due to the special Savings Association Insurance Fund ("SAIF") by a decrease in noninterest income of $98,000. These items are more fully discussed below.

     Net interest income increased $473,000 to $2.9 million for the year ended September 30, 1997 from $2.5 million for the year ended September 30, 1996. This increase resulted primarily from an increase in the yield and average balance of the loan portfolio, offset in part by an increase in the volume of Federal Home Loan Bank ("FHLB") advances and an increase in the average cost of funds for deposits. The average yield on loans increased 39 basis points primarily as a result of an increase in the average balance of insured consumer automobile loans which yield a higher rate than traditional mortgage loans. The average balance of loans also increased as a result of a concerted effort to increase construction and commercial loans. These increases were partially offset by an increase in the cost of funds resulting from a $3.0 million increase in the average balance of FHLB advances and an increase in interest rates on deposits to remain competitive in the market. As a result, the Company's net interest margin increased to 4.85% for the year ended September 30, 1997 from 4.45% for the year ended September 30, 1996. The net interest spread increased to 4.47% from 4.11% for the same periods.

     The Company recorded a $25,000 provision for loan losses for the year ended September 30, 1997 compared to a $52,000 negative provision for the year ended September 30, 1996. The increase in the provision for loan losses was largely a result of a $17.2 million increase in the gross loan portfolio combined with an increase in nonperforming assets as compared to the prior year. These factors were offset in part by continued low levels of charge-offs relative to the allowance for loan losses and the use of credit-default insurance coverage for new automobile loans to limit the Company's loan loss exposure. The provision for loan losses is based on management's periodic review of the Company's loan portfolio which considers, among other factors, past actual loan loss experience, the general prevailing economic conditions, changes in the size, composition and risks inherent in the loan portfolio, independent third-party loan reviews, and specific borrower considerations such as the ability to repay the loan and the estimated value of the underlying collateral. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for estimated loan losses on loans. Such agencies may require the Company to provide additions to the allowance based upon judgments which differ from those of management.

     Noninterest income decreased $98,000 to $775,000 for the year ended September 30, 1997 from $873,000 for the year ended September 30, 1996. The decrease was primarily a result of a $182,000 decrease in gains on loan sales and loan servicing rights. In the prior year, the Company sold all servicing rights on loans sold to Freddie Mac, which resulted in increased gain on servicing rights. This decrease was partially offset by an increase in service charges and fees of $58,000 primarily resulting from increased volume and a concerted effort by management to collect all service charges and fees assessed.

     Noninterest expense decreased $277,000 to $2.8 million for the year ended September 30, 1997 from $3.0 million for the year ended September 30, 1996 primarily as a result of a $333,000 special Federal Deposit Insurance Corporation assessment on SAIF-insured deposits as of September 30, 1996. This was offset in part by an increase in other expense in 1997 related primarily to data processing, advertising, postage, and expenses related to the new loan production office opened in August 1996 in College Station.

     Income tax expense increased $204,000 from $108,000 for the year ended September 30, 1996 to $312,000 for the year ended September 30, 1997 primarily as a result of a $575,000 increase in pretax income. Income tax expense reflected a tax rate of 34.0% for the year ended September 30, 1997 compared to 31.6% for the year ended September 30, 1996.

FINANCIAL CONDITION

     The Company's total assets increased $7.5 million, or 10.0%, to $82.6 million at September 30, 1998 from $75.1 million at September 30, 1997. The increase was a result of an increase in loan originations under the Second Chance Auto Loan Program resulting in an increase in the loan portfolio of $6.7 million, funded primarily through increased deposits of $14.8 million and Debentures of $3.6 million. This was partially offset by a decrease in advances from the FHLB of $9.2 million.

     Net loans receivable (excluding loans held for sale) increased $6.7 million to $71.7 million at September 30, 1998 from $65.0 million at September 30, 1997. The increase resulted primarily from continued growth in originations of credit-default insured automobile loans and other direct consumer loans.

     Deposits increased $14.8 million or 25.1%, consisting primarily of $9.8 million in certificate of deposits and $4.2 million in demand deposits. The increase in certificates of deposit was a result of competitive rates and promotion. In addition, the Company issued $3.6 million in Debentures. The increase in deposits from the Debentures allowed the Company to pay off advances from the FHLB.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds are deposits, checking accounts, principal and interest payments on loans and mortgage related securities, proceeds from sales of long term, fixed-rate residential mortgage loans and other funds provided from operations. Additionally, the Company has borrowed funds from the FHLB of Dallas or utilize particular sources of funds based on need, comparative costs and availability at the time.

     While scheduled loan and mortgage-backed securities repayments, short-term investments, and FHLB borrowings are relatively stable sources of funds, deposit flows are unpredictable and are a function of external factors including competition, the general level of interest rates, general economic conditions and most recently, the restructuring occurring in the thrift institutions industry.

     The Company maintains investments in liquid assets based on management's assessment of cash needs, expected deposit flows, availability of advances from the FHLB, available yield on liquid assets (both short-term and long-term) and the objectives of its asset/liability management program. Several options are available to increase liquidity, including reducing loan originations, increasing deposit marketing activities, and increasing borrowings from the FHLB.

     Federal regulations require insured institutions to maintain minimum levels of liquid assets. At September30, 1998, First Federal's regulatory liquidity ratio was 5.98% or 1.98% above the 4% regulatory requirement. First Federal uses its capital resources principally to meet its ongoing commitments to fund maturing certificates of deposits and deposit withdrawals, repay borrowings, fund existing and continuing loan commitments, maintain its liquidity and meet operating expenses. First Federal's tangible, core and risk-based capital ratios were $5.3 million, $5.5 million and $5.5 million, which exceeded the minimum required capital ratios of 1.5%, 3.0% and 8.0%, respectively.

     At September 30, 1998, the Company had commitments to originate loans, including loans in process, totaling $ 5.31 million. The Company also had $1.0 million of outstanding unused lines of credit and $73,000 of letters of credit. The Company considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term needs. The Company expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. First Federal intends to expand its Second Chance Auto Loan Program with additional select automobile dealers throughout the State of Texas, retaining a portion of these loans for its own portfolio, and selling excess loan originations in order to maintain capital compliance and liquidity needs. The Company also has the ability, if needed, to borrow up to $23.6 million from the FHLB of Dallas for liquidity purposes. At September 30, 1998, the Company had $800,000 in advances outstanding from the FHLB.

     The Company's liquidity,  represented by cash equivalents,  is a product of
its  operating,   investing  and  financing  activities.  These  activities  are summarized below for the periods indicated.

                                                                                 Year Ended September 30,
                                                                            ------------------------------
                                                                                  1998           1997
                                                                            ------------------------------
                                                                                     (In Thousands)
Operating Activities:
 Net income.............................................................         $  292        $   605
 Adjustment to reconcile net income or loss to net
  cash provided by operating activities.................................            836         (1,108)
                                                                                -------      ----------
 Net cash provided by operating activities..............................          1,128           (503)
 Net cash used in investing activities..................................         (6,524)       (14,995)
 Net cash provided by (used in) financing activities....................          6,292         17,123
                                                                                -------        -------
 Net increase (decrease) in cash and cash equivalents...................            896          1,625
 Cash and cash equivalents at beginning of period.......................          4,431          2,806
                                                                                -------      ---------
 Cash and cash equivalents at end of period.............................         $5,327        $ 4,431
                                                                                 ======        =======

     The primary investing activity of the Company is lending. Loans originated net of repayments and sales used $6.7 million and $15.7 million in cash for the years ended September 30, 1998 and September 30, 1997, respectively. During the years ended September 30, 1998 and 1997, deposits increased $14.8 million and $7.1, respectively. FHLB advances decreased in 1998 by $9.2 million compared to an increase of $10.0 million in 1997.

YEAR 2000 ISSUE

     General. The year 2000 ("Y2K") issue confronting the Company and its suppliers, customers, customers' suppliers and competitors centers on the inability of computer systems to recognize the year 2000. Many existing computer programs and systems originally were programmed with six digit dates that provided only two digits to identify the calendar year in the date field. With the impending new millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000.

     Financial institution regulators recently have increased their focus upon Y2K compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council has issued several interagency statements on Y2K project management awareness. These statements require financial institutions to, among other things, examine the Y2K implications of their reliance on vendors and with respect to the data exchange and the potential impact of the Y2K issue on their customers, suppliers, and borrowers. These statements also require each federally regulated institution to survey its exposure, measure its risk and prepare a plan to address the Y2K issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any Y2K problems. The federal banking agencies have assessed that Y2K testing and certification is a key safety and soundness issue in conjunction with regulatory exams and thus, that an institution's failure to address appropriately the Y2K issue could result in supervisory action, including reduction of the institution's supervisory ratings, the denial of applications for approval of mergers or acquisitions or the imposition of civil money penalties.

     Risks. Like most financial service providers, the Company and its operations may be significantly affected by the Y2K issue due to its dependence on technology and date-sensitive data. Computer software and hardware and other equipment, both within and outside the Company's direct control, and third parties with whom the Company electronically or operationally interfaces (including without limitation its customers and third party vendors) are likely to be affected. If computer systems are not modified in order to be able to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations, which rely on date field information such as interest, payment on due dates, and all operating functions, could generate results which are significantly misstated, and the Company could experience an inability to process transactions, prepare statements or engage in similar normal business activities. Likewise, under certain circumstances, a failure to adequately address the Y2K issue could adversely affect the viability of the Company's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could result in a significant adverse impact on the Company's operations and, in turn, its financial condition and results of operations.

     State of Readiness. During October 1997, the Company formulated its plan to address the Y2K issue. Since that time, the Company has taken the following steps:

     o Established senior management advisory and review responsibilities;
     o Completed a company-wide inventory of applications and system software;
     o Built an internal tracking database for applications and system software;
     o Developed compliance plans and schedules for all lines of business;
     o Completed a computer network, hardware, and software upgrade;
     o Completed in-house testing of all systems;
     o Obtained data processor vendor compliance certification;
     o Completed data processor vendor testing;
     o Began awareness and educational activities for employees through existing internal communication channels; and
     o Developed a process to respond to customer inquiries   as   well  as help
       educate customers on the Y2K issue.

     The following paragraphs summarize the phases of the Company's Y2K plan:

     Awareness Phase. The Company formally established a Y2K plan that is headed by a senior manager, and a project team was assembled for management of the Y2K project. The project team created a plan of action that includes milestones, budget estimates, strategies, and methodologies to track and report the status of the project. Members of the project team also attended conferences and information sharing sessions to gain more insight into the Y2K issue and potential strategies for addressing it. This phase is substantially complete.

     Assessment Phase. The Company's strategies were further developed with respect to how the objectives of the Y2K plan would be achieved, and a Y2K business risk assessment was conducted to quantify the extent of the Company's Y2K exposure. A corporate inventory (which is periodically updated as new technology is acquired and as systems progress through subsequent phases) was developed to identify and monitor Y2K readiness for information systems (hardware, software, vendors, and utilities) as well as environmental systems (security systems, facilities, etc.). Systems were prioritized based on business impacts and available alternatives. Mission critical systems supplied by vendors were researched to determine Y2K readiness. If Y2K ready versions were not available, the Company began identifying functional replacements which were either upgradable or Y2K ready, and a formal plan was developed to repair, upgrade or replace all mission critical systems. This phase is substantially complete.

     The  Company  will begin Y2K  discussions  with its larger  borrowers.  All credits greater than $50,000 will be evaluated for Y2K exposure by a relationship account officer using a questionnaire developed by the Company's credit administration staff. As part of the current credit approval process, all new and renewed loans are evaluated for Y2K risk. During the course of these evaluations, Company personnel will meet individually with each of its larger borrowers to discuss and obtain information regarding each borrower's dependence on information technology and third party vendors and the nature of steps being taken by the borrowers to address their own Y2K issues.

     Renovation Phase. The Company's corporate inventory revealed that Y2K upgrades were available for all vendor supplied mission critical systems, and all these Y2K ready versions have been delivered and placed into production and have entered the validation process.

     Validation Phase. The validation phase is designed to test the ability of hardware and software to accurately process date-sensitive data. The Company has substantially completed the validation testing of each mission critical system. The Company hired two outside firms to perform this phase. These firms tested independent of each other verifying the other's validation of all systems. During the validation testing process, no significant Y2K problems have been identified relating to any modified or upgraded mission critical systems.

     Implementation Phase. The Company's plan calls for placing Y2K ready code into production before having actually completed Y2K validation testing. Y2K ready modified or upgraded versions have been installed and placed into production with respect to all mission critical systems.

     Company Resources Invested. The Company's Y2K project team has been assigned the task of ensuring that all systems across the Company are identified, analyzed for Y2K compliance, corrected if necessary, tested, and have the changes into service by the end of the first quarter of 1999. The Y2K project team members represent all functional areas of the Company, including branches, data processing, loan administration, accounting, item processing and operations, compliance, internal audit, human resources, and marketing. An assistant vice president who reports directly to a member of the Company's senior management heads the team. The Company's Board of Directors oversees the Y2K plan and provides guidance and resources to, and receives quarterly updates from, the Y2K team.

     The Company is expensing all costs associated with required system changes as those costs are incurred, and such costs are being funded through operating cash flows. The total cost of the Y2K conversion project since commencement in October 1997 for the Company is estimated to be $250,000. The Company does not expect significant increases in future data processing costs related to Y2K compliance.

     Contingency Plans. During the assessment phase, the Company began developing back-up or contingency plans for each of its mission critical systems. Virtually all of the Company's mission critical systems are dependent upon third party vendors or service providers. Therefore, contingency plans include selecting a new vendor or service provider and converting their system. In the event a current vendor's system fails during the validation phase and it is determined that the vendor is unable or unwilling to correct the failure, the Company will convert to a new system from a pre-selected list of prospective vendors. In each case, realistic trigger dates have been established to allow for orderly and successful conversions. For some systems, contingency plans consist of using spreadsheet software or reverting to manual systems until system problems can be corrected.

     The majority of the Company's mission critical system falls into the categories of its core-banking software and its proof of deposit system. The Company has received warranties from vendors to the effect that the proof of deposit and core-banking system is Y2K ready.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

     Unlike industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. In the current interest rate environment, the liquidity, maturity structure and quality of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

EFFECT OF NEW ACCOUNTING STANDARDS

     In June 1996, the FASB released Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), "Accounting for Transfers and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122 and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increases obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996 and early or retroactive application is not permitted. Because the volume and variety of certain transactions will make it difficult for some entities to comply, some provisions have been delayed by SFAS No. 127. Management anticipates that the adoption of SFAS No. 125 will not have a material impact on the financial condition or operations of the Company.

     In March 1997, the FASB issued statement of Financial Accounting Standard No. 128 ("SFAS No. 128") "Earnings Per Share." Under SFAS No. 128, basic earnings per share for 1998 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As First Federal has not had significant dilution from stock options, the new calculation methods will not significantly affect future basic earnings per share and diluted earnings per share.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the results of operations or financial condition of the Company.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131") "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the results of operations or financial condition of the Company.

     In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amount excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. This statement is effective for fiscal years beginning after June 15, 1999. Early adoption is permitted as of the beginning of an entities fiscal quarter. This statement will have no effect on the Company.

                                    BUSINESS

     The Holding Company, a Delaware corporation, was formed to act as a unitary thrift holding company for First Federal by acquiring 100% of the stock of First Federal through the exchange of approximately 32% of First Federal common stock for Holding Company common stock and the purchase of approximately 68% of First Federal common stock for cash. The Acquisition was completed on April 1, 1998.

     First Federal is a federally chartered, independent thrift institution, headquartered in Bryan-College Station, Texas, which began operations in 1965. First Federal is predominantly a locally-based home lender, originating loans primarily in Bryan-College Station and the surrounding immediate trade area, and to a lesser extent other communities in the general trade area between Houston, Austin and Dallas, Texas. First Federal also originates a significant amount of consumer loans primarily secured by automobiles originated through selected automobile dealers which are partially insured against loss by credit-default insurance. In addition, to lesser extent, First Federal originates construction, SBA partially guaranteed loans, small commercial real estate and small to medium commercial business loans. New senior management was installed in early 1991 to recapitalize and convert First Federal from a mutual savings institution to a federal stock institution, which was completed in April 1993.

     Beginning in fiscal 1994, senior management of First Federal began its transition to full-service retail banking in order to compete more effectively and to increase the overall profitability of First Federal. In addition to its core single-family lending business, since fiscal 1994 First Federal has increased its focus on the following products:

     o Indirect automobile financing through select automobile dealers, including credit-default insured "second chance" auto finance lending
     o    Direct consumer lending
     o    SBA loans (partially government guaranteed)

     o    Commercial lending to small and medium-sized businesses
     o Commercial real estate lending, primarily to small and medium-sized businesses
     o    Home improvement loans

     First Federal funds these lending products using a retail deposit base gathered in its home market of Bryan-College Station as well as in the surrounding counties of Burleson, Grimes, Leon, Madison, Robertson and Washington, which comprise its immediate trade area. First Federal currently operates four full-service offices, two of which are located in Bryan (including its principal office, situated in the middle of the Bryan-College Station community, and a new facility located at a key highway intersection in North Bryan), and one full-service residential mortgage loan on a major thoroughfare in adjacent College Station, and one full-service branch in College Station which is the home of the third largest university in the nation, Texas A&M University, and the new George Bush Presidential Library. First Federal has concentrated on the middle-class population as its targeted "niche" in order to provide traditional and proprietary banking products and services, which had led to its loan-to-deposit ratio of 97.9% at September 30, 1998, consisting primarily of residential loans and consumer loans which are secured primarily by automobiles. At September 30, 1997 and 1996, First Federal's loan to deposit rate was 110.9% and 95.9%, respectively. These types of loans have enabled First Federal to enjoy a spread between the interest it earns on its loans and the interest it pays for deposits of 5.10% at September 30, 1998 as compared to 4.56% and 4.67% at September 30, 1997 and 1996, respectively. In addition, over the past three fiscal years, First Federal has experienced an average of only $21,000 in actual annual net loan charge-offs, resulting from an average total loan portfolio of $57.4 million. See "Loan Delinquencies; Nonperforming Assets and Classified Assets."

MARKET AREA

     As of September 30, 1998, Bryan-College Station, Texas had the lowest unemployment rate in the state of Texas. Bryan-College Station is located in Brazos County, Texas and is centrally located in the triangle between Houston, Austin, and Dallas. It is the home of Texas A&M University, which has an enrollment of over 43,000 students and the new George Bush Presidential Library. In addition, the community was recently named the fourth most livable city, in the country by the Editor & Publisher Market Guide. Management considers the Bryan-College Station area, and the surrounding Texas counties of Brazos, Burleson, Grimes, Leon, Madison, Robertson and Washington to be its primary market and trade areas for deposits and lending activities. The Bryan-College Station area is primarily a college community, centered around Texas A&M University and Blinn College with an enrollment of over 10,000 students. Recent diversification, however, includes a new computer manufacturing plant now under construction, a new poultry processing plant, a new juvenile detention center which is the largest in the State of Texas, several specialty chemical plants, including one just announced by Koch Industries, a new Compaq Computer Research Center, one of the largest aluminum window and door manufacturing plants in the nation, a new regional computer service center to be built by Decision One, and expansion of a regional medical facilities including the construction of a new hospital, and other computer-related and high-tech industries. The University's annual budget of over $622 million is responsible for the vast majority of the government jobs in the area.

     Population growth trends within First Federal's market area have shown increases at rates exceeding those of the State and unemployment rates have been consistently lower than those of the rest of the State. According to a 1996 Wall Street Journal article, Brazos County, home of Bryan-College Station, was listed as one of the top metropolitan areas and which is expected to have the third highest population increase in the United States as well as the fastest household growth in the U.S. metropolitan area. Brazos County, was ranked by the American Demographics as third among "The 10 Hottest Counties," in terms of "market potential." Kiplinger's Personal Finance of April 1997 indicated that Bryan-College will be the fifth fastest growing city in the United States in terms of population growth. In addition, the 1997-98 American Almanac of Jobs and Salaries named Bryan-College Station as the third fastest growing U.S. metropolitan area in terms of job growth for the years 1995-2025. Data from the U.S. Census estimates that the Bryan-College metropolitan area should have a 20% growth rate from 1990 to the year 2000. The 1998 American Chamber of Commerce Researchers Association Cost of Living Index issue indicated that the Bryan-College Station is one of the least expensive places to live in the United States. The city ranks as the second least expensive city out of 29 surveyed Texas cities and fifth least expensive city out of 329 surveyed cities in the nation. Using 100% as the average cost of the living index for the 329 surveyed cities, Bryan-College Station rated 87.0%, 13% below the national average as compared to cities like Philadelphia at 126.9%, New York City at 226.2%, and Boston at 134.5%.

     Since 1990, numerous independent financial institutions have been acquired in the Brazos County area, some by out-of-state multi-bank holding companies. Currently, there is only one other thrift institution operating in the area, which is a branch owned by an organization out of the Brazos County area. Consequently, management believes the opportunity exists for the continued expansion of First Federal's lending and deposit gathering activities as one of the few remaining independent, community-owned financial institutions in its primary trade-area, offering full-service banking to its targeted "niche", middle class segment of the population.

LENDING ACTIVITIES

     GENERAL. The principal lending activities of First Federal are originating first mortgage real estate loans secured by owner occupied one- to four-family residential property and originating and purchasing automobile loans from automobile dealers selected by First Federal.

     While a substantial portion of the loans originated for portfolio by First Federal are conventional mortgage loans (i.e., not guaranteed or insured by agencies of the federal government), which are secured by residential properties, most do not conform with the requirements for sale to Fannie Mae ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). These loans may not conform for several reasons. Some loans may exceed the maximum loan-to-value ratio to qualify for sale to FNMA or FHLMC, or may have some credit deficiencies (which in certain cases will result in First Federal securing the loan by additional collateral). In addition, the borrower may have an insufficient length of employment history for the loan to qualify for sale to FNMA or FHLMC or the residence may not qualify because of its rural location or there exists insufficient, recent sales of comparable properties for appraisal purposes. As a result, the loan may pose a higher risk than secondary market conventional mortgage loans. All long-term, fixed rate conventional mortgage loans are sold immediately to the secondary market. Loans which do not comply with FNMA or FHLMC underwriting requirements are held in First Federal's loan portfolio if they meet First Federal's credit underwriting requirements.

     In recent years, First Federal has significantly increased its consumer lending area, consisting of direct consumer loans primarily secured by vehicles or other collateral, indirect lending from automobile dealers, and its Second Chance Auto Lending Program, which has as additional protection credit-default insurance of up to $6,000 per loss in the event the borrower fails to make timely payments and the vehicle is repossessed. This Second Chance Auto Lending Program has gradually been expanded to select auto dealers (primarily franchised new car dealers) located throughout First Federal's immediate trade area in surrounding counties, and to a lesser extent, throughout the triangle between Houston, Austin and Dallas. First Federal also originates construction loans, small commercial real estate and small to medium commercial business loans. In addition, First Federal has begun originating SBA business loans and Farmers Home Administration rural home loans for moderate income home buyers.

     First Federal's policy is not to invest in long-term, fixed rate mortgage-backed securities or retain long-term, fixed rate loans. In order to reduce First Federal's vulnerability to changes in interest rates, First Federal originates three-year balloon and adjustable rate, one- to four-family residential mortgage loans, consumer loans (especially automobile loans) and short-term construction loans. At September 30, 1998, First Federal had $20.1 million of three-year balloon loans, $19.4 million of adjustable rate loans and $26.8 million of consumer loans (predominately automobile loans with a term of four years) out of a total of $73.8 million in gross loans.

     Loan originations come primarily from walk-in customers, real estate brokers, homebuilders, referrals from existing customers, and a number of automobile dealers. Non-residential loans in which the aggregate lending relationship to one borrower does not exceed $100,000 are approved by First Federal's President or Chief Financial Officer, and all non-residential loan applications for over $100,000 in aggregate debt to one borrower are approved by the Board of Directors' Loan Committee. Residential loans which do not exceed $200,000 are approved by the President or Chief Financial Officer, with loans of this type over $200,000 approved by the Board of Directors' Loan Committee.

     First Federal's total loan portfolio increased $15.6 million from fiscal years 1996 to 1997; however, in order to maintain its regulatory capital ratios in excess of the minimum regulatory requirements, First Federal intentionally slowed its loan growth to $6.7 million during the fiscal year from 1997 to 1998.

     LOAN PORTFOLIO COMPOSITION. The following table sets forth information concerning the composition of First Federal's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

                                                                            September 30,
                                             --------------------------------------------------------------------------
                                                        1998                     1997                      1996
                                             -----------------------    ----------------------   ----------------------
                                                Amount      Percent       Amount      Percent      Amount      Percent
                                             -----------  ----------    ----------   ---------   ----------   ---------
                                                                        (Dollars in Thousands)
Real Estate Loans
  Residential................................    $32,846     44.50%      $35,541       51.72%      $30,477      58.70%
  Residential held for sale................          328       .44           204         .30           419        .80
  Commercial.................................      4,616      6.26         4,166        6.06         4,175       8.04
  Construction...............................      6,166      8.36        10,305       15.00         4,365       8.41
                                                 -------    ------       -------     -------       -------     ------
     Total real estate loans.................     43,956     59.56        50,216       73.08        39,436      75.95

Other Loans:
-----------
  Consumer loans:
    Secured by automobile....................     24,636     33.38        15,082       21.95         9,435      18.17
    Secured by deposit accounts..............        951      1.29           925        1.34           967       1.86
    Other....................................      1,236      1.67           726        1.06         1,490       2.87
                                               ---------    ------       -------     -------       -------     ------
     Total consumer loans....................     26,823     36.34        16,733       24.35        11,892      22.90
  Commercial business loans                        3,024      4.10         1,766        2.57           595       1.15
                                               ---------    ------       -------     -------       -------     ------
     Total other loans.......................     29,847     40.44        18,499       26.92        12,487      24.05
                                                --------    ------       -------     -------       -------     ------
     Total loans ............................     73,803    100.00        68,715      100.00        51,923     100.00

Less:
----
  Undisbursed portion of construction loans..      2,089      2.83         3,452        5.02         1,966       3.79
  Net deferred fees and discounts............         30       .04           131         .19           128        .25
  Deferred income............................          3       ---             3         ---             3        .01
  Allowance for losses on loans .............        307       .42           273         .40           247        .48
  Premiums, net of discounts.................       (620)     (.84)        ( 381)       (.55)          ---        ---
                                                --------    ------       -------     -------       -------     ------

     Net loans ..............................    $71,994     97.55%    $65,237       94.94%      $49,579      95.47%
                                                 =======   =======     =======     =======       =======     ======


     The following table shows the fixed- and adjustable-rate composition of First Federal's loan portfolio at the dates indicated.


                                                                                September 30,
                                                    --------------------------------------------------------------------
                                                           1998                     1997                     1996
                                                    -------------------      -------------------      ------------------
                                                    Amount      Percent      Amount      Percent      Amount     Percent
                                                    ------      -------      ------      -------      ------     -------
                                                                           (Dollars in Thousands)
Fixed-Rate Loans:
Real estate:
  Residential....................................   $18,370      24.89%      $21,486      31.27%      $22,931     44.16%
  Residential held for sale......................       328        .44           204        .30           419       .80
  Commercial.....................................     2,321       3.16         2,470       3.59         2,162      4.17
  Construction...................................     5,924       8.02        10,305      15.00         4,365       .41
                                                    -------     ------       -------     ------       -------    ------
    Total real estate loans......................    26,943      36.51        34,465      50.16        29,877     57.54
  Consumer loans.................................    26,823      36.34        16,733      24.35        11,892     22.90
  Commercial business loans......................       642        .87         1,271       1.85           595      1.15
                                                    -------     ------       -------     ------       -------    ------
    Total fixed-rate loans.......................    54,408      73.72        52,469      76.36        42,364     81.59

Adjustable-Rate Loans:
  Real estate:

  Residential....................................    14,476      19.61        14,055      20.45         7,546     14.54
  Commercial.....................................     2,295       3.10         1,696       2.47         2,013      3.87
  Construction...................................       242        .34           ---     ---              ---       ---
  Commercial business loans......................     2,382       3.23           495        .72           ---       ---
                                                    -------     ------       -------     ------       -------    ------
    Total adjustable rate loans..................    19,395      26.28        16,246      23.64         9,559     18.41
                                                    -------     ------       -------     ------       -------    ------
    Total loans..................................    73,803     100.00        68,715     100.00        51,923    100.00

Less:

  Undisbursed portion of construction loans......     2,089       2.83         3,452       5.02         1,966      3.79
  Deferred fees and discounts....................        30        .04           131        .19           128       .25
  Deferred income................................         3        ---             3        ---             3       .01
  Allowance for losses on loans..................       307        .42           273        .40           247       .48
  Premiums, net of discounts.....................      (620)      (.84)         (381)      (.55)          ---       ---
                                                    -------     ------       -------     ------       -------    ------

    Net loans ...................................   $71,994      97.55%      $65,237      94.94%      $49,579     95.47%
                                                    =======     ======       =======     ======       =======    ======


     The  following  table  shows  the   origination,   purchase  and  repayment
activities for loans of First Federal for the periods indicated.

                                                                Year Ended September 30,
                                                       --------------------------------------
                                                          1998           1997          1996
                                                       ---------    -------------    --------
                                                                     (In Thousands)
Loans Funded:
------------
   Real estate - residential.........................   $14,966        $18,468       $19,104
      - commercial...................................     2,269          1,485         1,026
      - construction or development..................    10,880         12,142         5,697
   Non-real estate - consumer........................    20,384         13,052         8,534
      - commercial business..........................     7,615          2,446         1,980
                                                       --------        -------      --------
      Total loans originated.........................    56,114         47,593        36,341

Loans Sold:
   Loans sold........................................     8,571          7,243        13,839
   Principal repayments and refinancings.............    42,455         23,558        21,255
                                                        -------        -------       -------
   Total reductions..................................    51,026         30,801        35,094
   Change in other items, net........................     1,669         (1,134)         (273)
                                                       --------       --------      --------
   Net increase......................................  $  6,757        $15,658      $    974
                                                       ========        =======      ========



     At September 30, 1998, First Federal serviced $2.0 million in loans for others.

     The following schedule illustrates the maturities of First Federal's loan portfolio, excluding loans held for sale at September 30, 1998. Loans which have adjustable or renegotiable interest rates and amortizing loans are shown as maturing in the period during which the loan is contractually due. This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.


                                                          Real Estate
                               ----------------------------------------------------------------
                                  Residential           Commercial           Construction            Consumer
                               --------------------- ------------------------------------------ ---------------------
                                           Weighted             Weighted              Weighted              Weighted
                                            Average              Average               Average               Average
                                 Amount      Rate      Amount     Rate       Amount     Rate      Amount      Rate
                               ---------- ----------------------------------------------------- ---------- -----------
                                                                   (Dollars in Thousands)
Due During
Years Ended
September 30,
-------------
1999(1).....................   $  4,695      9.13%     $1,134      9.14%     $5,712      8.98$    2,001       9.21%
2000 and 2001...............     12,212      9.08       1,194      8.67         ---       ---     6,640      14.97
2002 and 2003...............      1,831      8.73         233      9.28          90      8.88    17,712      14.70
2004 to 2008................      1,192      8.72         368      8.99         364      9.74       423       9.28
2009 to 2018................      2,361      8.60         828     10.41         ---       ---        19       8.00
2019 and following..........     10,883      8.57         859      8.91         ---       ---        28       8.87
                                -------                ------                ------             -------
                                $33,174      8.85%     $4,616      9.20%     $6,166      9.02%  $26,823      14.26%
                                =======                ======                ======             =======


                                      Business               Total
                               --------------------- ---------------------
                                           Weighted             Weighted
                                            Average              Average
                                 Amount      Rate      Amount     Rate
                               ---------- -------------------------------
                                          (Dollars in Thousands)
Due During
Years Ended
September 30,
-------------
1999(1).....................    $1,391       9.22%    $14,933     9.09%
2000 and 2001...............       104      10.76      20,150    11.01
2002 and 2003...............       581      10.22      20,447    13.95
2004 to 2008................       502      10.40       2,849     9.26
2009 to 2018................       326      11.10       3,534     9.25
2019 and following..........       120       8.75      11,890     8.60
                                ------                -------
                                $3,024       9.85%    $73,803    10.90%
                                ======                =======


-------------
(1)  Includes demand loans, loans having no stated maturity and overdraft loans.

     The total amount of loans due after September 30, 1999, that have fixed rates of interest (including three-year balloon home loans and other types of loans with balloon maturities) is $39.7 million while the total amount of loans due after such date which have floating or adjustable rates of interest is $19.2 million.

     ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LENDING. One of First Federal's primary lending programs is the origination of loans secured by mortgages on owner-occupied one- to four-family residences, and to a lesser degree on non-owner occupied one- to four-family residences. In order to increase the interest rate sensitivity of its residential loan portfolio, First Federal has emphasized since 1979 the origination of non-FNMA and FHLMC conforming three-year balloon loans (generally with 30 year amortization schedules). At September 30, 1998, $17.8 million or 27.2%, of First Federal's gross loan portfolio consisted of three-year fixed-rate balloon loans on one- to four-family residences. On the same date, First Federal had $900,000 of other fixed-rate residential loans or 1.2% of the gross loan portfolio. All of these loans were secured by residential properties located in the State of Texas, with a majority of the property located in First Federal's primary market area.

     First Federal's residential loans are generally underwritten and documented to permit their sale in the secondary market. In the event they do not conform to FNMA and FHLMC secondary market standards, First Federal will underwrite such loans to the extent feasible in accordance with such standards. First Federal evaluates both the borrower's ability to make principal and interest payments and the value of the property (and any other collateral) that will secure the loan. One- to four-family loan originations are generally made in amounts up to 90% of the cost or appraised value of the security property, whichever is lower. The determination as to lend in excess of 80% of the appraised value is made on a case-by-case basis and is based on a variety of factors, including the borrower's credit and payment history, length of employment and debt to income ratio, as well as the quality of the property securing the loan. First Federal neither requires nor obtains private mortgage insurance on loans that it retains in its portfolio. As a result, in most instances, concerning its loans with loan-to-value ratios over 80% (but not exceeding the 90% maximum) which have no private mortgage insurance, in the event of a foreclosure, First Federal is subject to a greater risk of loss on the foreclosure and disposition of such property in the event of a decrease in the value of the property. First Federal has, however, had a very limited loss experience on such loans. See "--Loan Delinquencies; Nonperforming Assets and Classified Assets." Over the past three fiscal years, First Federal has experienced an average of only $21,000 in actual annual net loan charge-offs, resulting from an average total loan portfolio of $57.4 million.

     First Federal's residential mortgage loans customarily include "due-on-sale" clauses, which are provisions giving First Federal the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property, subject to the mortgage, when the loan is not repaid in full. First Federal generally enforces these due-on-sale clauses. First Federal requires, in connection with the origination of residential real estate loans, title insurance and fire and casualty insurance coverage as well as flood insurance where appropriate to protect First Federal's interest. The cost of this insurance coverage is paid by the borrower.

     MORTGAGE-BACKED SECURITIES. First Federal has a limited portfolio of mortgage-backed securities that are held-to-maturity. Such mortgage-backed securities can serve as collateral for borrowings and through repayments, as a source of liquidity. For information regarding the carrying and market values of First Federal's mortgage-backed securities portfolio, see Note 2 of the Notes to Financial Statements.

     Consistent with First Federal's asset/liability policy to minimize interest rate risk, approximately 90.4% of First Federal's mortgage-backed securities carry adjustable interest rates.

     The following table sets forth the book value of the Bank's mortgage-backed securities at the dates indicated.

                                                                                   September 30,
                                                                     -----------------------------------
                                                                           1998        1997       1996
                                                                     -----------------------------------
               Issuers:
               -------
               Federal Home Loan Mortgage Corporation................       $655      $  774    $   872
               Federal National Mortgage Association.................        299         376        420
                                                                            ----      ------    -------

                   Total.............................................       $954      $1,150    $ 1,292
                                                                            ====      ======    =======


     The following table sets forth the contractual maturities of the Bank's mortgage-backed securities at September 30, 1998. Not considered in the preparation of the table below is the effect of prepayments, periodic principal repayments and the adjustable rate nature of these instruments.

                                                                                  Due in
                                               -------------------------------------------------------------------------------
                                                6 Months   6 Months      1 to      3 to 5     5 to 10   10 to 20    Over 20
                                                 or Less   to 1 Year   3 Years      Years      Years      Years      Years
                                               -------------------------------------------------------------------------------
                                                                                  (Dollars in Thousands)
Federal Home Loan Mortgage Corporation.........  $---       $---       $---        $---        $10       $167       $478

Federal National Mortgage Association..........   ---        ---        ---         ---        ---        123        176
                                                 ----       ----       ----        ----       ----        ---       ----
     Total.....................................  $---       $---       $---        $---        $10       $290       $654
                                                 ====       ====       ====        ====        ===       ====       ====

                                               ------------------------
                                                        Balance
                                                      Outstanding
                                               ------------------------

Federal Home Loan Mortgage Corporation.........         $655

Federal National Mortgage Association..........          299
                                                        ----
     Total.....................................         $954
                                                        ====

     First Federal's mortgage-backed and other securities portfolios are managed in accordance with a written investment policy adopted by the Board of Directors. Investments may be made in accordance with the policy and approval by its Investment Committee. At the present time, First Federal does not have any investments that are available-for-sale or for trading purposes. See "Investments Activities."

     CONSUMER LENDING. Federal laws and regulations permit federally chartered thrift institutions to make secured and unsecured consumer loans up to a maximum of 35% of their total assets less permissible investments in commercial paper and corporate debt. In addition, federal thrift institutions have lending authority above the 35% limit for certain consumer loans such as home improvement loans, mobile home loans, credit card loans and educational loans. First Federal discourages unsecured loans.

     As part of management's strategy to shorten the average effective maturity of its loans and thereby minimize its interest rate risk, and also to increase the average yield of its loan portfolio, First Federal offers various consumer loans, including but not limited to automobile and home improvement loans. First Federal also offers loans to its depositors on the security of their deposit accounts.

     First Federal currently originates substantially all of its consumer loans in its primary market area, except for loans originated pursuant to its Second Chance Auto Lending Program. Direct consumer loans are made when First Federal extends credit directly to the borrower as compared to indirect loans made through automobile dealers selected by First Federal. First Federal has more recently increased the origination of indirect automobile loans through its Second Change Auto Lending Program.

     In September 1991, upon the initiative of present management, First Federal began purchasing motor vehicle installment sales contracts on an indirect basis from selected automobile dealers pursuant to an agreement established between the dealer and First Federal ("Dealer Agreement"). In December 1995, First Federal expanded this type of lending by initiating a credit-default insured indirect automobile loan origination program for borrowers with less than prime credit, and involving automobile dealers selected by First Federal located primarily in First Federal's primary market area ("Second Chance Auto Loans"). Second Chance Auto Loans are currently insured by The Royal & Sun Alliance Company (which carries a rating of A-14 by A.M. Best's, an insurance rating company) for credit-default by the borrower and for up to $6,000 per loan in the event there is a deficiency between the unpaid balance of the loan and the resale price of the repossessed vehicle. At September 30, 1998, $5.3 million of First Federal's Second Chance Auto Loans was insured by other insurers subject to their limitations. On that date, Second Chance Auto Loans averaged, at the time of origination, $12,700 per loan. At September 30, 1998, Second Chance Auto Loans totaled $13.5 million while total automobile loans totaled $24.6 million or 33.4% of First Federal's gross loan portfolio.

     In the future, First Federal may elect to make credit-default automobile loans to sub-prime borrowers without credit-default insurance, although it has no current plans to do so, but with additional special loan loss reserves at a level which First Federal believes will be adequate to absorb any future loan losses. First Federal may also elect to insure its Second Chance Auto Loans against credit- default through different insurance companies which may result in different levels of insured coverage.

     Second Chance Auto Loans are underwritten according to the credit-default guidelines developed by First Federal and agreed to by First Federal's insurer while other retail installment automobile sales contracts are underwritten pursuant to First Federal's own credit underwriting guidelines. Each sales contract is fully amortized and provides for level payments over the term of the contract. The contracts are non-recourse to the originating automobile dealer and are purchased, in First Federal's sole discretion, from the dealers on a case-by-case basis, after the Bank's review of the borrower's credit-worthiness. First Federal also conducts a personal interview with the borrower prior to approving the loan.

     Second Chance Auto Loan's retail installment automobile contracts are reviewed by First Federal's internal automobile loan review personnel, and monthly random sample reviews are conducted by an independent outside audit firm specializing in these types of loans. All monthly audits to date have reflected First Federal's substantial compliance with the credit underwriting guidelines of First Federal and the credit-default insurance company. Among other things, the Bank considers the market value, durability and useful life of the vehicle being financed in conjunction with the term of the loan along with the stability and creditworthiness of the buyer. Used vehicles are generally not financed longer than 60 months.

     Under the approved credit underwriting guidelines, the maximum amount financed may not exceed 125% of the manufacturer's suggested retail price for new vehicles or retail value for used vehicles as provided in the "NADA Official Used Car Guide," including the cost of service and warranty contracts and premiums for, credit life and disability insurance obtained in connection with the vehicle (such amounts in addition to the sales price, collectively referred to as "Additional Vehicle Costs"). First Federal will generally use the Southwest edition of the "NADA Official Used Car Guide" to assign a value to a used vehicle for underwriting purposes. The primary focus, however, is on the ability of the borrower to repay the loan rather than the value of the underlying collateral. The amount financed by First Federal generally includes these Additional Vehicle Costs, which are refunded pro rata as a credit to the loan in the event the borrower prepays the loan or the borrower defaults in payment of the loan and the vehicle is repossessed. First Federal requires comprehensive insurance coverage on vehicles securing consumer loans, paid for by the borrower. However, First Federal pays for borrower credit-default insurance on its Second Chance Auto Loan Program.

     All automobile dealers enter into a Dealer Agreement with First Federal. First Federal has two kinds of Dealer Agreements which are substantially similar. Automobile dealers selling loans pursuant to the Second Chance Auto Lending Program are not required to establish dealer reserves; however, the loan amount of the automobile sales contract is discounted by First Federal prior to purchase. Otherwise, the Dealer Agreement provides for a reserve account to be established, requiring a minimum balance to be maintained at First Federal. The reserve account is used by First Federal to protect against excess interest payments to the automobile dealer due to loan prepayments, payoffs, or for repossession expenses plus any related losses. Minimum reserve balances and the method of disbursement are outlined in each Dealer Agreement. If the reserve account falls below the agreed upon levels, the automobile dealer is required to increase the balance up to the agreed upon minimum amount. Automobile dealers are also required to make an immediate deposit to cover any shortages under this type of a Dealer Agreement. At September 30, 1998, First Federal had $2.8 million of automobile loans requiring automobile dealer reserves.

     Consumer loans may entail greater risk than do residential mortgage loans, particularly consumer loans that are secured by rapidly depreciable assets such as automobiles. First Federal makes a very limited amount of unsecured loans, which entail an even greater risk. Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation of the vehicle or other collateral. The remaining deficiency may not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a borrower against an assignee of the loan, who may then be able to assert against the assignee, the claims and defenses that he or she has against the seller of the underlying collateral. Consumer loan delinquencies may often increase over time as the loans age. Lastly, there can be no assurance that First Federal can collect any amount due under the applicable insurance policy.

     At September 30, 1998, less than one percent of First Federal's consumer loans were nonperforming. However, there can be no assurance that First Federal's consumer loan delinquencies and repossessions will not increase in the future.

     CONSTRUCTION LENDING. First Federal makes construction loans to individuals for the construction of their residences and to builders primarily for the construction of contracted-for (custom) residences, and also for residences that have not been pre-sold when First Federal believes that the residence will be sold in the relatively short term.

     Construction loans to individuals for their residences generally have terms of nine months and are made on a non-amortizing (interest only, payable monthly), balloon basis, to be repaid from the permanent mortgage loan when the construction is completed. First Federal's construction loans are generally made either as the initial stage of a combination loan (i.e., with a commitment from First Federal to provide permanent financing upon completion of the project) or with a takeout obligation (commitment to provide permanent financing by a third party). Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. At September 30, 1998, First Federal had $5.4 million in residential construction loans, of which $2.8 million are to borrowers who have indicated to First Federal that they intend to live in the properties upon completion of construction.

     Residential construction loans are generally made up to a maximum loan-to-value ratio of 80% based on an independent appraisal and estimate of costs. Residential construction loans involve additional risk attributable to the fact that loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Because of the uncertainties inherent in estimating construction costs and the market for the home upon completion, it is relatively difficult to evaluate the total loan funds required to complete a project, the related loan-to-value ratios, and the likelihood of ultimate success of the project. In evaluating a construction loan, First Federal considers the reputation of the borrower and the experience and reputation of the contractor, the amount of the borrower's equity (down payment) in the project, independent appraisal valuations and review of cost estimates, and, if applicable, pre-construction sale and market information. Progress payments during construction of homes are generally made only after inspection by an independent, licensed real estate inspector. Residential construction loans to borrowers other than owner occupants also involve many of the same risks, discussed below, regarding commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans.

     COMMERCIAL REAL ESTATE LENDING. In order to enhance the yield of its assets, First Federal originates a limited amount of construction and permanent loans secured by commercial real estate. First Federal's permanent commercial real estate loan portfolio includes loans secured by churches, small office buildings, and other small business properties. First Federal generally makes only commercial real estate loans secured by income producing property, and discourages large commercial real estate loans. At September 30, 1998, First Federal had one commercial real estate loan in excess of $250,000 that is secured by a building which contains several retail businesses. This loan had a balance of $296,000 at September 30, 1998 and is performing in accordance with its loan repayment terms.

     The following table presents information as to the locations and types of properties securing First Federal's commercial real estate loans at September 30, 1998.


                                               Number
                                                 of         Principal
                                               Loans         Balance
                                           --------------------------------
                                              (Dollars in Thousands)
Bryan-College Station area:
  Retail...................................      18         $1,511
  Churches.................................       7            846
  Multi-family residential.................       3            837
  Office...................................       6            788
  Land.....................................      10            186
  Other....................................       4            448
                                                ---         ------
           Total.........................        48         $4,616
                                                ===         ======



     Commercial real estate loans included in First Federal's portfolio have terms generally ranging from 3 to 5 years with a balloon payment and 20-25 year amortization schedules.

     First Federal generally will not originate or purchase a commercial real estate loan with a balance of greater than 80% of the appraised value of the underlying collateral. Land and developed building lot loans are individually negotiated and are secured by properties located in First Federal's principal market area where First Federal personnel are familiar with current market values and marketability. First Federal requires that any such appraisal be performed by independent, professionally designated and qualified appraisers. Senior management of First Federal reviews all independent appraisals prior to funding any loan. In originating or purchasing any loan, First Federal considers the creditworthiness of the borrower, the value of the underlying collateral and the level of experience and reputation of the contractor. In determining the borrower's creditworthiness, the Bank considers the character, experience, management ability and financial strength of the borrower as well as the ability of the property securing the loan to generate adequate funds to cover both operating expenses and debt service.

     Commercial real estate lending generally affords First Federal an opportunity to receive interest at rates generally higher than those obtainable from residential lending. Commercial real estate lending, however, entails a higher level of risk than loans secured by one- to four-family residences. This risk is primarily attributed to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project and thus, may be subject to a greater extent to adverse conditions in the real estate market or the economy generally. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. For these reasons, First Federal limits the amount of commercial real estate loans held in its loan portfolio.

     COMMERCIAL BUSINESS LENDING. First Federal engages in a limited amount of commercial business lending, primarily to small businesses. Many of these loans are SBA guaranteed; however, First Federal sells the guaranteed portion of the loan. At September 30, 1998, First Federal had $3.0 million or 4.1% of First Federal's gross loan portfolio in commercial business loans outstanding of which $800,000 represents the unguaranteed portion of SBA loans. As of the same date, First Federal's largest commercial business loan was a $207,000 line of credit secured by the borrower's residence and other real property. The next largest commercial business loan was $95,000 and was secured by a first lien on a grocery store and convenience store. Each of these loans are performing in accordance with their respective loan repayment terms. First Federal discourages large commercial business lending because of the larger risk exposure to the Bank's capital if such loans do not perform.

     Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to repay from employment and other income and are secured by real property, business loans pose a higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the business and to a lesser extent, the borrower's net worth and liquid assets. First Federal's commercial business loans are generally secured by business assets such as commercial real estate, and to a much lesser extent, accounts receivable, inventory and equipment. As a result, the availability of funds for the repayment of business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loan may depreciate over time, may be difficult to appraise and may fluctuate in value based generally on the success of the business and the economy. Partial guarantees (75% or more) by the SBA are generally required for commercial business loans primarily secured by accounts receivable, inventory and equipment.

LOAN DELINQUENCIES; NONPERFORMING ASSETS AND CLASSIFIED ASSETS

     When a borrower fails to make a required payment on a loan, First Federal attempts to cause the deficiency to be cured by contacting the borrower as soon as possible. In most cases, deficiencies are cured promptly. After a payment is three days past due, First Federal's collections department will contact the borrower by telephone and letter and continue that contact on a regular basis. Between 30-45 days past due, First Federal may send the borrower a demand letter. When deemed appropriate by senior management, First Federal institutes action to foreclose on or repossess the collateral. If foreclosed on, real property is sold at a public sale and may be purchased by First Federal. Repossessed vehicles are resold through First Federal's personnel and through select auto dealers. A decision as to whether and when to initiate foreclosure or repossession proceedings is based on such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of delinquency and the borrower's ability and willingness to cooperate in curing delinquencies. First Federal aggressively pursues delinquent loans and as a result has experienced minimum foreclosure and losses thereon over the past three years.

     The following table sets forth information concerning delinquent mortgage and other loans at September 30, 1998 in dollar amounts and as a percentage of First Federal's total loan portfolio. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.

                                                Loans Delinquent at September 30, 1998
                                       ------------------------------------------------------------
                                                                                      Total
                                                                       90 Days      Delinquent
                                         30-59 Days    60-89 Days     and Over        Loans
                                       ------------------------------------------------------------
                                                        (Dollars in Thousands)
Residential Real Estate:
  Number of loans.....................      ---            17              8            25
  Amount..............................  $   ---        $1,003          $ 446        $1,449
  Percent of total loans..............      ---%         3.02%          1.34%         4.36%

Commercial Real Estate:
  Number of loans.....................      ---             1            ---             1
  Amount..............................  $   ---        $   88          $ ---        $   88
  Percent of total loans..............      ---%         1.91%           ---%         1.91%

Consumer:
  Number of loans.....................       81            24             15           120
  Amount..............................  $   839        $  222          $ 135        $1,196
  Percent of total loans..............     3.13%          .83%           .50%         4.46%

Total:
  Number of loans.....................       81            42             23           146
  Amount..............................  $   839        $1,313          $ 581        $2,733
  Percent of total loans..............     1.13%         1.78%           .79%         3.70%

     The table below sets forth the amounts and categories of non-performing assets in First Federal's loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or there is insufficient collateral to prevent a loss. For all years presented, First Federal has had no troubled debt restructurings, which involve forgiving a portion of interest or principal on any loans. Foreclosed assets may include assets acquired in settlement of loans.


                                                      September 30,
                                               --------------------------------
                                                  1998       1997        1996
                                               --------------------------------
                                                    (Dollars in Thousands)
Non-accruing loans:
  Residential..............................    $    ---    $   ---       $  18
  Consumer.................................         ---          8          38
                                               --------    -------       -----
    Total..................................         ---          8          56
                                               --------    -------       -----

Accruing loans delinquent more than
  90 days:
  Residential..............................         446        370         ---
  Commercial Real Estate...................         ---        ---         ---
  Consumer.................................         135        126         122
                                                 ------    -------       -----
    Total..................................         581        496         122
                                                 ------    -------       -----

Foreclosed assets:
  Residential..............................         282        520         577
  Commercial real estate...................         ---        ---         ---
  Other Repossessed Assets (Vehicles)......         479        258         108
                                                -------   --------       -----
    Total..................................         761        778         685
                                                -------   --------       -----
Total non-performing assets................      $1,210     $1,282       $ 863
                                                 ======     ======       =====
Total as a percentage of  total assets
   at end of period........................        1.46%      1.71%       1.50%
                                                   ====       ====        ====



     For the most part, nonperforming assets at September 30, 1998, consisted of repossessed vehicles and residential homes.

     As of September 30, 1998, there were no concentrations of loans in any types of industry which exceeded 10% of First Federal's total loans, that are not included as a loan category in the table above.

     At September 30, 1998 there were no non-accruing loans and there was no interest income recognized relative to non-performing loans during the year ended September 30, 1998.

     OTHER LOANS OF CONCERN. As of September 30, 1998, there was an aggregate of $1.3 million of loans which known information about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have some doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the nonperforming assets categories.

     Loans being monitored include nine, one- to four-family loans totaling $1.0 million, four construction loans totaling $145,000, one commercial business loan of $60,000 and 15 consumer loans totaling $112,000 at September 30, 1998. See " -- Consumer Lending."

     CLASSIFIED ASSETS. Federal regulations require that each insured institution classify its own assets on a regular basis. First Federal classifies its assets no less often than quarterly. In addition, in connection with examinations of insured institutions, the Principal Regulatory Agency has authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard" assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the weaknesses of substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "Loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish general allowances (reserves) for loan losses. If an asset or portion thereof is classified as a "Loss," the institution must either establish specific allowances (reserves) for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified "Substandard" or "Doubtful" may be included in determining the institution's regulatory capital under the risk-based capital standard, while specific loss allowances do not qualify as regulatory capital. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS District Director. Generally, all assets of First Federal which have been classified are included in the discussion above of other loans of concern and assets for which repayment by the borrower may be in doubt.

     In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy. First Federal's Board of Directors has established an Asset Review Committee, which regularly reviews all loans of any concern with senior management and applicable loan collection personnel, to determine which loans should be classified under applicable regulations. Classified assets loans, as described above, of First Federal at September 30, 1998 were as follows:


                                                       (In Thousands)

               Substandard...........................       $847
               Doubtful..............................          7
               Loss..................................        ---
                                                            ----
                                                            $854
                                                            ====

ALLOWANCE FOR LOSSES ON LOANS

     First Federal's policy is to establish allowances for loan losses based on historical data, economic trends and projections, an assessment of the borrower's overall financial condition, the type and value of any collateral securing such loans and other relevant factors. While the Company believes that it uses the best information available to make such determinations, future adjustments could be necessary and net income could be affected if circumstances sub stantially differ from the assumptions used in making the initial determination.

         The following table sets forth an analysis of First Federal's allowance for loan losses.


                                                       Year Ended September 30,
                                                    ------------------------------
                                                     1998         1997       1996
                                                    ------       ------     ------
                                                        (Dollars in Thousands)
Balance at beginning of period...................   $ 273        $247       $ 317
Charge-offs......................................     (75)         (5)        (23)
Recoveries.......................................      30           6           5
Provisions for losses on loans...................      79          25         (52)
                                                    -----        ----       -----
Balance at end of period.........................   $ 307        $273       $ 247
                                                    =====        ====       =====

Ratio of net charge-offs during the period to
average loans outstanding during the period......     .06%        .01%        .04%

     The allocation of the allowance for losses on loans at the dates indicated is summarized as follows:


                                                                   September 30,
                              --------------------------------------------------------------------------------
                                            1998                      1997                      1996
                              -----------------------     ----------------------     -------------------------
                                           Percent of                 Percent of                 Percent of
                                             Loan in                   Loan in                    Loan in
                                              Each                       Each                       Each
                                           Category to               Category to                Category to
                               Amount      Total Loans    Amount     Total Loans     Amount     Total Loans
                               ------      -----------    -----      -----------     ------     -----------
Real Estate.............       $183           59.56%      $200         73.08%         $120        75.95%
Other...................        124           40.44         73         26.92           127        24.05
                               ----         -------      -----        ------          ----       ------

   Total................       $307          100.00%      $273        100.00%         $247       100.00%
                               ====          ======       ====        ======          ====       ======



     For information on First Federal's allowance for losses on real estate owned, see Note 1 of the Notes to Financial Statements.

INVESTMENT ACTIVITIES

     The Holding Company's liquid assets (other than loans and some mortgage-backed securities receivable), are invested primarily in interest-bearing deposits with banks, and the FHLB of Dallas, and FHLB stock. First Federal is required by federal regulations to maintain a minimum amount of liquid assets that may be invested in specified secur ities and is also permitted to make certain other security investments. First Federal maintains liquidity in excess of regulatory requirements. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As of September 30, 1998, First Federal's liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 5.98% as compared to the regulatory requirement of 4%. At September 30, 1998, First Federal had $800,000 in borrowings from the FHLB; however, First Federal had the ability, if needed, to borrow up to $23.6 million from the FHLB of Dallas for additional liquidity purposes.

     The following table sets forth the composition of the Company's investment portfolio at the dates indicated.


                                                                    At September 30,
                                  -----------------------------------------------------------------------------------
                                          1998                 1997                 1996                 1995
                                  -------------------- -------------------- -------------------- --------------------
                                     Book      Market     Book     Market      Book     Market      Book     Market
                                     Value     Value     Value      Value     Value      Value     Value      Value
                                  ---------   -------   --------  --------   -------   --------  --------   ---------
                                                                 (Dollars in Thousands)
Interest-bearing deposits.........  $3,892    $3,892    $3,675     $3,675    $1,145     $1,145    $5,666     $5,666

Federal agency obligations.......      ---       ---       ---        ---     1,000      1,000     1,000        988

FHLB stock........................     382       382       896        896       845        845       796        796
                                    ------    ------   -------    -------   -------    -------   -------    -------

   Total liquid assets, investment
       securities and FHLB stock.   $4,274    $4,274    $4,571     $4,571    $2,990     $2,990    $7,462     $7,450
                                    ======    ======    ======     ======    ======     ======    ======     ======


SOURCES OF FUNDS

     GENERAL. Deposit accounts have traditionally been the principal source of First Federal's funds for use in lending and for other general business purposes. In addition to deposits, First Federal derives funds from loan repayments and cash flows generated from its overall operations. Scheduled loan payments are a relatively stable source of funds, while deposit inflows and outflows and the related cost of such funds vary. Borrowings from the FHLB of Dallas may be used on a short-term basis to compensate for seasonal reductions in deposits or deposit inflows at less than projected levels and may be used on a longer term basis to support expanded lending activities in order to minimize excess cash on hand over and above liquidity requirements.

     DEPOSITS. First Federal attracts both short-term and long-term deposits from its primary market area and has not actively sought deposits outside of this area. First Federal offers regular passbook accounts, NOW accounts, commercial and personal checking accounts (including its special "Golden Eagle" checking, designed for persons of age 50 or more, and its relatively new "30 Something" checking account designed for persons between 30 and 49 years of age and its new "Working People's" checking account designed for its new north Bryan branch facility), money market deposit accounts, fixed interest rate certificates of deposits with varying maturities, and negotiated rate $95,000 or above jumbo certificates of deposit ("Jumbo CDS"). At September 30, 1998, First Federal had $6.5 million in "Golden Eagle" accounts, $841,000 in its "30 Something" accounts, and $44,000 in its "Working People's" checking accounts.

     Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. First Federal regularly evaluates the internal cost of funds, surveys rates and types of accounts offered by competing institutions, reviews its cash flow requirements for lending and liquidity and makes rate changes when deemed appropriate. In order to decrease the volatility of its deposits, First Federal imposes penalties of up to 30 days of interest for certificates maturing one year or less and 90 days for certificates over one year on early withdrawal on its certificates of deposit. As are other financial institutions, First Federal has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. In addition, First Federal has not been willing to pay higher rates to retain deposits that may not be profitably deployed. First Federal does not have any brokered deposits and has no present intention to accept or solicit such deposits.

     In 1994, First Federal attempted to increase its passbook accounts through a marketing campaign emphasizing the community involvement of First Federal with all segments of the population in its trade area. The measures undertaken in connection with this marketing campaign include increasing in the proportion of First Federal's employees that speak Spanish, advertising in Spanish language publications, making direct contact with local Hispanic community organizations and the planned opening of a new office at a later date in the north Bryan area with a significant Hispanic influence. In the spring of 1995, First Federal increased its checking or transaction accounts through an aggressive marketing campaign aimed at, among others, local college students and faculty, with a branch in College Station, Texas, (immediately south of Bryan) opened in the first half of 1994 and its new north Bryan full-service branch opened in June, 1998, at a key intersection of a principal north-south highway and a principal east-way highway through Bryan. This immediate area in north Bryan presently has no other banking facility nearby to service its financial needs.

     The following table sets forth the deposit flows at First Federal during the periods indicated. Net increase (decrease) refers to the amount of deposits during a period less the amount of withdrawals during the period. In order to reduce excess cash on hand, First Federal implemented a planned reduction in higher cost deposits from 1995 to 1996.


                                            Year Ended September 30,
                                         --------------------------------
                                          1998        1997         1996
                                         ------    ---------     --------
                                             (Dollars in Thousands)
Opening balance......................  $58,808      $51,677      $54,939
Net deposits (withdrawals)...........   12,557        5,308       (4,916)
Interest credited....................    2,189        1,823        1,654
                                       -------      -------      -------

Ending balance.......................  $73,554      $58,808      $51,677
                                       =======      =======      =======

Net increase (decrease)..............  $14,746     $  7,131      $(3,262)
                                       =======     ========      =======

Percent increase (decrease)..........    25.07%       13.80%       (5.94)%
                                       =======     ========      =======

     The following table sets forth the dollar amount of savings deposits, by interest rate range, in the various types of deposit programs offered by First Federal at the dates indicated.


                                                               At September 30,
                                       ---------------------------------------------------------------
                                                     1998                 1997              1996
                                       ---------------------------------------------------------------
                                                     Percent              Percent             Percent
                                                       of                   of                   of
                                          Amount      Total     Amount     Total    Amount     Total
                                       ----------- --------- ----------- -------- ---------  ---------
                                                            (Dollars in Thousands)
Certificate Accounts:
--------------------
 0.00- 2.99%.........................   $      45       .1%    $    88       .2%       ---         ---%
 3.00- 4.99%.........................       5,509      7.5       4,250      7.2     16,448        31.8
 5.00- 6.99%.........................      43,093     58.6      34,489     58.6     17,505        33.9
 7.00- 8.99%.........................         911      1.2         978      1.7        933         1.8
                                        ---------    -----     -------    ----- -  -------      ------
Total Certificate Accounts...........      49,558     67.4      39,805     67.7     34,886        67.5

Other Accounts:


Passbook Accounts....................   $   5,199      7.1       4,393      7.5      4,177         8.1
NOW Accounts.........................       9,735     13.2       6,970     11.8      5,387        10.4
Money Market Accounts................       4,595      6.2       4,229      7.2      4,653         9.0
Commercial Checking Accounts.........       2,178      3.0       1,232      2.1      1,185         2.3
Other non-interest bearing accounts..       2,289      3.1       2,179      3.7      1,389         2.7
                                        ---------    -----     -------    ----- -  -------      ------
Total Other Accounts.................      23,996     32.6      19,003     32.3     16,791        32.5
                                        ---------    -----     -------    -----    -------      ------
Total Deposits.......................   $  73,554    100.0%    $58,808    100.0%   $51,677       100.0%
                                        =========    =====     =======    =====    =======      ======



     At September 30, 1998 scheduled maturities of certificates of deposit are as follows.

                                                        At September 30,
                                         -------------------------------------------------
                                                                    2001 and
                                             1999        2000      thereafter     Total
                                         ---------    ----------   ----------  ---------
          0.00- 2.99%.................   $      ---     $     45    $    ---   $       45
          3.00- 4.99%.................        5,435           64          10        5,509
          5.00- 6.99%.................       30,913        9,398       2,782       43,093
          7.00- 8.99%.................          ---          911         ---          911
                                         ----------    ---------    --------   ----------
               Total..................   $   36,348    $  10,418    $  2,792   $  $49,558
                                         ==========    =========    ========   ==========



     The following table indicates the amount of First Federal's certificates of deposit by time remaining until maturity as of September 30, 1998.


                                                                                  Maturity
                                                     ---------------------------------------------------------------------
                                                       3 Months       3 to 6       6 to 12        Over 12
                                                        or Less       Months        Months        Months         Total
                                                     ---------------------------------------------------------------------
                                                                             (Dollars in Thousands)

Certificates of deposit less than $100,000.........       $ 9,966        $7,674       $11,871        $10,938       $40,449
Certificates of deposit of $100,000 or more........         2,176         2,233         2,428          2,272         9,109
                                                          -------        ------       -------        -------       -------
Total..............................................       $12,142        $9,907       $14,299        $13,210       $49,558
                                                          =======        ======       =======        =======       =======


     BORROWINGS. First Federal's borrowings primarily have been advances from the FHLB of Dallas. As a member of the FHLB of Dallas, First Federal is required to own capital stock in the FHLB of Dallas and is authorized to apply for advances from the FHLB of Dallas. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Dallas may prescribe the acceptable uses to which these advances may be put, as well as limitations on the size of the advances and repayment provisions. Federal law requires that all long-term FHLB advances be for the purpose of financing residential housing and members must meet community lending standards in order to have continued access to long-term FHLB advances. First Federal does not expect that these limitations will have a significant impact on its access to FHLB advances.

     On April 1, 1998, the Holding Company issued $3,629,000 of 11 1/2% subordinated debentures due on March 31, 2003 (the "Debentures"). The proceeds from the issuance of the Debentures were used to partially fund the acquisition of First Federal stock by the Holding Company. Interest on the Debentures is payable quarterly on the fifteenth day of January, April, July and October of each year. See Note 13 to the Notes to Consolidated Financial Statements of the Company.

     For additional information relating to borrowings, see Note 7 to the Notes to Consolidated Financial Statements of the Company.

     The following table sets forth the maximum month-end balance and average balance of FHLB advances and other borrowings during the periods indicated.

                                                                            Year Ended September 30,
                                                           ----------------------------------------------------
                                                                   1998               1997              1996
                                                           -------------------  ----------------    -----------
                                                                                   (In Thousands)
Maximum Balance:
---------------
FHLB advances.............................................      $ 10,000          $  3,067          $     89
Debentures................................................      $  3,629          $    ---          $    ---

Average Balance:
---------------

FHLB advances.............................................      $  3,984          $  3,067          $     89
Debentures................................................      $  1,815          $    ---          $    ---


     The following table sets forth certain information as to First Federal's FHLB advances and other borrowings at the dates indicated.

                                                                             September 30,
                                                           -----------------------------------------------
                                                                  1998           1997          1996
                                                           ---------------- -------------- ---------------
                                                                         (In Thousands)
FHLB advances.............................................       $   800        $10,000       $   ---
Debentures................................................         3,629            ---           ---
                                                                 -------        -------       -------
Total borrowings..........................................       $ 4,429        $10,000       $   ---
                                                                 =======        =======       =======

Weighted average interest rate of FHLB advances...........          5.43%          5.55%          ---%
Weighted average interest rate on Debentures..............          11.5            ---%          ---%


SERVICE CORPORATION

     Federally chartered institutions are permitted to invest in the capital stock, obligations, or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries, and joint ventures in which such subsidiaries are participants, in an aggregate amount not exceeding 2% of an institution's assets, plus an additional 1% of assets if the amount over 2% is used for specified community or inner city development purposes. Federal regulations also permit institutions to make specified loans to such subsidiaries under its general lending authority. In addition, such institutions are authorized to invest unlimited amounts in subsidiaries that are engaged solely in activities in which the parent institution may engage.

     First Federal's service corporation, First Service Corporation of Bryan, is currently inactive. At September 30, 1998, First Federal had a total investment of $13,260 in its service corporation. See "Regulation - Federal Regulation of Thrift Institutions."

COMPETITION

     First Federal's deposits increased 25% in the fiscal year ending September 30, 1998, and its loan-to-deposit ratio was 97.9%, as of September 30, 1998; however, First Federal faces strong competition both in originating loans and in attracting deposits. Competition in originating loans comes primarily from other thrift institutions, commercial banks and mortgage companies who also make loans located in First Federal's primary market area. First Federal competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of service it provides to borrowers.

     First Federal faces substantial competition in attracting deposits from other thrift institutions, commercial banks, money market and mutual funds, credit unions and other investment vehicles. The ability of First Federal to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk and other factors. First Federal competes for these deposits by offering a variety of deposit accounts at competitive rates and convenient business hours.

     New checking accounts have been introduced by First Federal. These accounts are targeted to those individuals age 50 or over ("Golden Eagle Account") and age 30 to 49 ("30 Something Account"), both of which include special benefits and planned trips along with its new north Bryan special "Working People's" checking account designed for the majority of the population who live or work in that area.

     First Federal considers its primary market for deposits and lending activities to be the Bryan-College Station area (Brazos County), and the surrounding counties of Burleson, Grimes, Leon, Madison, Robertson and Washington county, Texas. This area may be characterized principally as a college community centered around Texas A&M University and the new George Bush Presidential Library. However, during 1995 through 1998, additional private businesses located to the area, thereby adding to the diversification of the local economy. A significant portion of the region's deposit base is comprised of depositors associated with Texas A&M University. At September 30, 1998 there was one local, community-owned thrift institution (First Federal), one state savings bank and seven commercial banks with retail offices in Bryan-College Station, Texas, where First Federal's principal offices and full-service branches are located.

EMPLOYEES

     At September 30, 1998, the Company had a total of 60 full-time and 15 part-time employees. None of the Company's employees are represented by any collective bargaining agreement. Management considers its employee relations to be good, with a staff committed to the goals of the Company.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

     The following information as to the business experience during the past five years is supplied with respect to each executive officer of the Company. There are no arrangements or understandings between the persons named and any other person pursuant to which such officers were selected.

     Mary L. Hegar. Ms. Hegar joined First Federal in 1977 and became Assistant Secretary/Treasurer in 1987 and was promoted to Senior Vice President/Financial and Regulatory and Chief Financial Officer in January 1993. Ms. Hegar primarily coordinates the accounting functions of the Bank, monitors First Federal's investments and is responsible for regulatory reporting. Ms. Hegar is a member of the Asset/Liability and Personnel Committee.

DESCRIPTION OF PROPERTY OWNED

     First Federal owns the building and land for the Company's and its executive office at 2900 Texas Avenue, Bryan, Texas, which was built in 1956 and acquired by First Federal in 1978. This office now has 8,700 square feet and is situated on almost an acre of land with over 200 feet of frontage situated on the principal thoroughfare in Bryan-College Station. The depreciated net book value of this office and land (with recent parking lot improvements) was $426,000 at September 30, 1998. An expansion of 800 square feet was added in 1995, and additional drive-in facilities were added in 1994 and 1997. Additional land was acquired in fiscal 1998, located near First Federal's principal offices, to construct a new, larger drive-in facility when the need arises in the future.

     First Federal also opened and owns a branch office at 2202 Longmire in College Station in March of 1994, located adjacent to one of the key highway intersections in College Station. This office was renovated and expanded after its acquisition by First Federal from the FDIC. The office has approximately 2320 square feet and is situated on almost two acres of land, with adequate expansion space for the growth of the branch and the offices of First Federal's expanding Second Chance Auto Loan Program. The book value of this office and land was $311,000 at September 30, 1998.

     First Federal also acquired in fiscal 1998 approximately one acre of land at a key intersection of two major highways in north Bryan, as the site for its new north Bryan full-service branch. It opened in June 1998, with a special bank modular facility pending construction of the permanent facility, which is tentatively schedule to commence in early spring of 1999. First Federal is very pleased to date with the acceptance by the community of this new facility. This branch is intended to better serve the Hispanic and minority community, working class population and other residents in this part of the community not presently served by a nearby banking facility. Management believes its current check clearing capability can service these additional accounts. The book value of this office and land was $150,000 at September 30, 1998.

     The  Bank   maintains  a  database  of  depositor  and  borrower   customer
information. The net book value of the data processing and computer equipment and software utilized by the Bank at September 30, 1998 was $187,000.

LEGAL PROCEEDINGS

     The Company is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. The Company believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition.


                                   REGULATION


GENERAL

     First Federal is a federally chartered thrift institution, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, First Federal is subject to broad federal regulation and oversight extending to all its operations. First Federal is a member of the FHLB of Dallas and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As a financial institution holding company of First Federal, the Holding Company also is subject to federal regulation oversight. The purpose of the regulation of the Holding Company and other holding companies is to protect subsidiary thrift institution. First Federal is a member Savings Association Insurance Fund ("SAIF") and the deposits of First Federal are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over First Federal.

     Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

PROPOSED FEDERAL LEGISLATION

     The United States Congress is considering legislation that would require all federal thrift institutions, such as First Federal, to either convert to a national bank or a state chartered financial institution by a specified date to be determined. However, there can be no assurance that such legislation or any similar legislation if enacted will be enacted, or, would not have a material adverse effect on the institution.

FEDERAL REGULATION OF THRIFT INSTITUTIONS

     The OTS has extensive authority over the operations of thrift institutions. As part of this authority, First Federal is required to file periodic reports with the OTS and is subject to periodic examination by the OTS and the FDIC. The last regular OTS examination of First Federal was as of January 12, 1998. Under agency scheduling guidelines, it is likely that another examination will be initiated within 18 months of the last exam. When these examinations are conducted by the OTS and the FDIC, the examiners may require First Federal to provide for higher general or specific loan loss reserves. All thrift institutions are subject to a semi-annual assessment, based upon the thrift institution's total assets, to fund the operations of the OTS. First Federal's OTS assessment for the expense of examinations for the fiscal year ended September 30, 1998, was $25,000.

     The OTS also has extensive enforcement authority over all thrift institutions and their holding companies, including First Federal and the Holding Company. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

     In addition, the investment, lending and branching authority of First Federal is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no thrift institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal thrift institutions are also generally authorized to branch nationwide. First Federal is in compliance with the noted restrictions.

     First Federal's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At September 30, 1998, First Federal's legal lending limit under this restriction was $788,000. First Federal is in compliance with the loans-to-one-borrower limitation.

     The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. First Federal has adopted these OTS guidelines.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

     First Federal is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the SAIF or the BIF. The FDIC also has the authority to initiate enforcement actions against thrift institutions, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

     The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     Effective January 1, 1997, the premium schedule for BIF and SAIF insured institutions ranged from 0 to 27 basis points. However, SAIF-insured institutions are required to pay a Financing Corporation (FICO) assessment, in order to fund the interest on bonds issued to resolve bank and thrift failures in the 1980s, equal to approximately 6.48 basis points for each $100 in domestic deposits, while BIF-insured institutions pay an assessment equal to approximately 1.52 basis points for each $100 in domestic deposits. The assessment is expected to be reduced to 2.43 basis points no later than January 1, 2000, when BIF insured institutions fully participate in the assessment. These assessments, which may be revised based upon the level of BIF and SAIF deposits will continue until the bonds mature in the year 2017.

REGULATORY CAPITAL REQUIREMENTS

     Federally insured thrift institutions, such as First Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such thrift institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. At September 30, 1998, the Bank did not have any intangible assets.

     The OTS regulations establish special capitalization requirements for thrift institutions that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital. First Federal was not subject to any such deduction at September 30, 1998.

     At September 30, 1998, First Federal had tangible capital of $5.3 million, or 6.43% of adjusted total assets, which is approximately $4.0 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a thrift institution must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At September 30, 1998, First Federal had no intangibles which were subject to these tests.

     At September 30, 1998, First Federal had core capital equal to $5.3 million, or 6.43% of adjusted total assets, which is $2.8 million above the minimum leverage ratio requirement of 3% as in effect on that date.

     The OTS risk-based requirement requires thrift institutions to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a thrift institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At September 30, 1998, First Federal had no capital instruments that qualify as supplementary capital and $307,000 of general loss reserves, which was less than 1.25% of risk-weighted assets.

     Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. First Federal had no such exclusions from capital and assets at September 30, 1998.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

     OTS regulations also require that every thrift institution with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a thrift institution, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule will not become effective until the OTS evaluates the process by which thrift institutions may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any thrift institution with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise.

     On September 30, 1998, First Federal had total capital of $5.6 million and risk-weighted assets of $65.3 million, or total capital of 8.5% of risk-weighted assets. This amount was $337,000 above the 8% requirement in effect on that date. First Federal has very recently initiated a strategy to profitably sell some of its 100% risk-weighted loans in order to increase its risk-weight capital ratio.

     The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against thrift institutions that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any thrift institution that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a thrift institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized.

     At September 30, 1998, First Federal fell within the regulatory definition of "adequately capitalized".

     Any undercapitalized association is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

     The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The imposition by the OTS or the FDIC of any of these measures on the Holding Company or First Federal may have a substantial adverse effect on the Company's operations and profitability.

LIMITATIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

     OTS regulations impose various restrictions or requirements on associations with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. OTS regulations also prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

     Generally thrift institutions, such as First Federal, that before and after the proposed distribution meet their capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its capital requirement for such capital component, as measured at the beginning of the calendar year, or 75% of its net income for the most recent four quarter period. However, an association deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted by the OTS. The Company may pay dividends in accordance with this general authority.

     Thrift institutions proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. Thrift institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution, however, must obtain OTS approval prior to making such distribution. The OTS may object to the distribution during that 30-day notice period based on safety and soundness concerns. See " -- Regulatory Capital Requirements."

     The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal a thrift institution may make a capital distribution without notice to the OTS (unless it is a subsidiary of a holding company) provided that it has a CAMEL 1 or 2 rating, is not of supervisory concern, and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Thrift institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A thrift institution may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

     First Federal is not aware at this time of any restriction on a capital distribution and/or dividends that could be imposed upon it by the OTS or the FDIC.

LIQUIDITY

     All thrift institutions, including First Federal, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. For a discussion of what First Federal includes in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all thrift institutions. At the present time, the minimum regulatory liquid asset ratio is 4%.

     In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers acceptances and short-term United States Treasury obligations) currently must constitute at least 1% of the association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At September 30, 1998, First Federal was in compliance with both requirements, with an overall liquid asset ratio of 5.98% and a short-term liquid assets ratio of 5.98%.

ACCOUNTING

     An OTS policy statement applicable to all thrift institutions clarifies and re-emphasizes that the investment activities of a thrift institution must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with GAAP. Under the policy statement, management must support its classification of and accounting for loans (i.e., whether held for investment, sale or trading) and securities (held-to-maturity available-for-sale or trading) with appropriate documentation. First Federal is in compliance with these amended rules.

     The OTS accounting regulations, which may be made more stringent than GAAP by the OTS, require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

QUALIFIED THRIFT LENDER TEST

     All thrift institutions, including First Federal are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a thrift institution to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the thrift institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At September 30, 1998, First Federal met the test and has always met the test since its effectiveness.

     Any thrift institution that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a thrift institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "-- Holding Company Regulation."

COMMUNITY REINVESTMENT ACT

     Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of First Federal, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by First Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

     The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, First Federal may be required to devote additional funds for investment and lending in its local community.

     First Federal was examined for CRA compliance in 1998 and received a rating of satisfactory.

TRANSACTIONS WITH AFFILIATES

     Generally, transactions between a thrift institution or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital. Affiliates of First Federal include the Holding Company and any company which is under common control with First Federal. In addition, a thrift institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. First Federal's subsidiaries are not deemed affiliates; however, the OTS has the discretion to treat subsidiaries of thrift institutions as affiliates on a case by case basis.

     Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

HOLDING COMPANY REGULATION

     The Company is a unitary savings and loan holding company and can engage in any safe and sound business that is lawful to conduct, subject to regulatory oversight by the OTS. As such, the Company is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Company and its non-thrift institution subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary thrift institution. Otherwise, the Company can engage in any safe and sound business, which is lawful to conduct for any type of business. The Company is exploring offering financial services through another subsidiary of the Holding Company.

     As a unitary savings and loan holding company, the Company generally is not subject to activity restrictions. If the Company acquires control of another thrift institution as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of the Company and any of its subsidiaries (other than First Federal or any other SAIF-insured thrift institution) would become subject to such restrictions unless such other institutions each qualify as a QTL and were acquired in a supervisory acquisition.

     If First Federal fails the QTL test, the Company must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure the Company must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are much more limited than are the activities authorized for a unitary or multiple savings and loan holding company. See "--Qualified Thrift Lender Test."

     The Company must obtain approval from the OTS before acquiring control of any other SAIF-insured institution. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling thrift institutions in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing thrift institution.

FEDERAL SECURITIES LAW

     The stock of the Holding Company is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Holding Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

     The Holding Company stock held by persons who are affiliates (generally officers, directors and principal stockholders) of the Company may not be resold without registration or unless sold in accordance with certain resale restrictions. If the Holding Company meets specified current public information requirements, each affiliate of the Holding Company is able to sell in the public market, without registration, a limited number of shares in any three-month period.

FEDERAL RESERVE SYSTEM

     The Federal Reserve Board requires all depository institutions to maintain noninterest bearing reserves at specified levels against their transaction accounts (primarily checking and NOW checking accounts). At September 30, 1998, First Federal was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS. See "-- Liquidity."

     Thrift institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

FEDERAL HOME LOAN BANK SYSTEM

     First Federal is a member of the FHLB of Dallas, which is one of 12 regional FHLBs, that administers the home financing credit function of thrift institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

     As a member, First Federal is required to purchase and maintain stock in the FHLB of Dallas. At September 30, 1998, First Federal had $382,000 in FHLB stock, which was in compliance with this requirement. In past years, First Federal has received substantial dividends on its FHLB stock. Over the past five fiscal years such dividends have averaged 5.64% and were 5.98% for fiscal year 1998.

     Under federal law the FHLBs are required to provide funds for the resolution of troubled thrift institutions and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of First Federal's FHLB stock may result in a corresponding reduction in First Federal's capital.

     For the year ended September 30, 1998, dividends paid by the FHLB of Dallas to First Federal totaled $38,428, which constitute a $12,662 decrease from the amount of dividends received in fiscal year 1997. The $38,000 dividend received for the year ended September 30, 1998 reflects an annualized rate of 5.98%, or 0.15% above the rate for fiscal 1997.

FEDERAL AND STATE TAXATION

     Thrift institutions such as First Federal that meet certain definitional tests relating to the composition of assets and other conditions prescribed by the Internal Revenue Code of 1986, as amended (the "Code"), are permitted to establish reserves for bad debts and to make annual additions thereto which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction is computed under the experience method.

     Under the experience method, the bad debt reserve deduction is an amount determined under a formula based generally upon the bad debts actually sustained by the thrift institution over a period of years.

     In August 1996, legislation was enacted that repealed the percentage of taxable income method used by many thrifts, including First Federal, to calculate their bad debt reserve for federal income tax purposes. As a result, small thrifts such as First Federal must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The recapture will occur over a six-year period, the commencement of which will be delayed until the first taxable year beginning after December 31, 1997, provided the institution meets certain residential lending requirements. The management of the Company does not believe that the legislation will have a material impact on the Company. At September 30, 1998, First Federal had approximately $343,000 in bad debt reserves subject to recapture for federal income tax purposes. The deferred tax liability related to the recapture has been previously established so there will be no effect on future net income.

     In addition to the regular income tax, corporations, including thrift institutions such as First Federal, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income.

     A portion of First Federal's reserves for losses on loans may not, without adverse tax consequences, be utilized for the payment of cash dividends or other distributions to a shareholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). As of September 30, 1998, the portion of First Federal's reserves subject to this treatment for tax purposes totaled approximately $478,000.

     The Holding Company will file a consolidated federal income tax return with First Federal on a fiscal year basis using the accrual method of accounting.

     First Federal and its consolidated subsidiary have been audited by the IRS with respect to consolidated federal income tax returns through September 30, 1987. With respect to years examined by the IRS, either all deficiencies have been satisfied or sufficient reserves have been established to satisfy asserted deficiencies. Management is not aware of any examination of issues related to still open returns (including returns of subsidiaries and predecessors of, or entities merged into, First Federal) which would result in a deficiency that could have a material adverse effect on the financial condition of the Company.

     TEXAS TAXATION. The State of Texas does not have a corporate income tax, but it does have a corporate franchise tax to which First Federal is subject.

     The tax is the higher of 0.25% of taxable capital (usually the amount of paid in capital plus retained earnings) or 4.5% of "net taxable earned surplus." "Net taxable earned surplus" is net income for federal income tax purposes increased by the compensation of directors and executive officers.

     DELAWARE TAXATION. As a Delaware holding company, the Holding Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. The Holding Company is also subject to an annual franchise tax imposed by the state of Delaware.

                        MANAGEMENT OF THE HOLDING COMPANY

INDEMNIFICATION

     The certificate of incorporation of the Holding Company provides that a director or officer of the Holding Company shall be indemnified by the Holding Company to the fullest extent authorized by the General Corporation Law of the State of Delaware against all expenses, liability and loss reasonably incurred or suffered by such person in connection with his or her activities as a director or officer or as a director or officer of another company, if the director or officer held such position at the request of the Holding Company. Delaware law requires that such director, officer employee or agent, in order to be indemnified, must have acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the Holding Company and, with respect to any criminal action or proceeding, did not have reasonable cause to believe his or her conduct was unlawful.

     The certificate of incorporation of the Holding Company and Delaware law also provide that the indemnification provisions of such certificate and the statute are not exclusive of any other right which a person seeking indemnification may have or later acquire under any statute, provision of the certificate of incorporation or bylaws of the Holding Company, agreement, vote of shareholders or disinterested directors, or otherwise.

     These provisions may have the effect of deterring shareholder derivative actions, since the Holding Company may ultimately be responsible for expenses for both parties to the action.

     In addition, the certificate of incorporation of the Holding Company and Delaware law also provide that the Holding Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Holding Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Holding Company has the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. The Holding Company intends to obtain such insurance.

DIRECTORS

     The Holding Company's Board of Directors currently consists of 12 members, each of whom is also a director of the Bank. Directors of the Holding Company are elected annually and serve their one year term or until their respective successors shall have been elected and qualified.

     The following table sets forth certain information as of September 30, 1998 regarding the composition of the Holding Company's Board of Directors.



                                                                                               Shares of
                                                                                                 Stock
                                                                   Director      Term to      Beneficially      Percent
       Name              Age(1)          Position(s) Held          Since(2)      Expire        Owned(3)        of Class
------------------ ---------------  -----------------------     -------------- ----------    ---------------- ----------
Robert H. Conaway        45           Director                         1995        1999          5,290           1.36%
Arthur Davila            69           Director                         1998        1999         11,987           3.08
Ken L. Hayes             59           Director                         1993        1999            570             (4)
George Koenig            54           Director/Executive Vice          1996        1999            240             (4)
                                      President
Joseph W. Krolczyk       59           Director                         1998        1999          3,000             (4)
Jack W. Lester, Jr.      58           Director, Assistant              1992        1999         10,650           2.73
                                      Secretary/Treasurer
Charles Neelley          69           Director, Secretary/Treasurer    1993        1999         10,905           2.80
Richard L. Peacock       80           Chairman of the Board            1965        1999          5,787           1.49
Roland Ruffino           48           Director                         1995        1999         12,500           3.21
Gary A. Snoe             41           Director                         1998        1999         10,000           2.57
J. Stanley Stephen       65           Director, President/Chief        1991        1999         29,800           7.65
                                      Executive Officer
Ernest A. Wentrcek       70           Vice Chairman of the Board       1965        1999          6,299           1.62



----------
(1)  At September 30, 1998.

(2)  Includes service as a director of the Bank.
(3) Amounts include shares held directly and jointly with family members as well as shares which are held in retirement accounts, or held by certain members of the named individuals' families, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective directors may be deemed to have sole or shared voting and/or investment power.
(4)  Less than one percent.

     The principal occupation of each director is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

     ROBERT H. CONAWAY. Mr. Conaway is the founder and President of Progress Supply located in Bryan, Texas, a distributor of wholesale supply plumbing fixtures.

     ARTHUR DAVILA . Mr. Davila is retired from Texas A&M University, where he worked as an air-conditioning specialist. Mr. Davila has been active in several civic organizations, including serving as a trustee on the Bryan Independence School District for 14 years, First Vice President of the Brazos County
Community Action Committee and is a former President of the Brazos Valley Community Action Program.

     KEN L. HAYES. Mr. Hayes is the owner of Aggieland Travel, located in College Station, a full-service travel agency.

     GEORGE KOENIG. Mr. Koenig is currently serving as Executive Vice President of the Bank. Mr. Koenig was previously employed as an operations officer with a local financial institution located in Bryan, Texas.

     JOSEPH W. KROLCZYK. Mr. Krolczyk has served as the owner and President of KESCO Supply Inc., a food service equipment and supply firm located in Bryan, Texas for over 20 years.

     JACK W. LESTER, JR. Mr. Lester is currently retired. Prior to his retirement, he was the owner and operator of a leading women's apparel store located in Bryan, Texas. In November 1995, Mr. Lester was elected Assistant Secretary/Treasurer of the Board.

     CHARLES  NEELLEY.  Mr. Neelley is retired from Texas A&M University and the
travel   agency   business.   In  November   1995,   Mr.   Neelley  was  elected
Secretary/Treasurer of the Board.

     RICHARD L. PEACOCK. Mr. Peacock has been retired since 1983 from a privately owned retail office supply and furniture business located in Bryan, Texas. In November 1995, Mr. Peacock was elected Chairman of the Board.

     ROLAND RUFFINO. Mr. Ruffino is a partner of Readfield Meats, Inc., a long-time leading wholesale and retail meat distributor located in Bryan, Texas.

     GARY A. SNOE. Mr. Snoe is the owner and President of Snoe Inc., a machining and welding plant located in the Bryan, Texas trade area, and previously the owner of a machine and welding plant for over 19 years.

     J. STANLEY STEPHEN. Mr. Stephen was appointed President and Chief Executive Officer in February 1991. From 1965 until 1986, Mr. Stephen worked with First Bank and Trust, Bryan, Texas and served as Executive Vice President, President, Chairman and Chief Executive Officer and Senior Chairman until he retired in 1986. From June 1986 until February 1990, Mr. Stephen was President and Chief Executive Officer of University National Bank, College Station, Texas. Mr. Stephen was a financial institutions consultant from March until October 1990.

     In the past five years, Mr. Stephen has been involved in several lawsuits, most of which were commenced by him in the early 1980's against financial institutions outside the Bryan-College Station area. The lawsuits sought compensatory damages against those lenders for failure to honor loan commitments and other related claims with respect to several real estate partnerships of which Mr. Stephen was a partner but not a managing partner. Those financial institutions filed counter-claims against the real estate partnerships and their individual partners for amounts previously advanced.

     Subsequent to the commencement of litigation by Mr. Stephen, certain of those financial institutions were taken over by their respective federal regulatory agencies, including the FDIC.

     In addition, the FDIC filed suit against the officers and directors of certain failed institutions, including those with which Mr. Stephen was previously associated with, alleging various civil causes of action arising from their activities as directors and/or officers -- which Mr. Stephen and his fellow directors and officers disputed. Mr. Stephen has never been accused of any criminal wrongdoing by any regulatory agency. Currently, all lawsuits in which Mr. Stephen was a party have either been successfully dismissed or settled. In addition, in June of 1994, Mr. Stephen successfully completed a personal plan of reorganization under the federal bankruptcy laws. The OTS has never objected to Mr. Stephen serving as President of First Federal since 1991.

     ERNEST A. WENTRCEK. Mr. Wentrcek was the Secretary and/or Treasurer of First Federal's Board of Directors until 1995 when he was elected Vice Chairman of the Board of Directors. Mr. Wentrcek is the President and owner of W&W Builders/Realtors, a real estate sales, rental and property management company located in Bryan, Texas. In September 1988, he retired as the Associate Director for Business Affairs of the Texas Engineering Extension Service, Texas A&M University System, a vocational education organization. He is a member of the Finance Committee of the Supreme Lodge of the Slavonic Benevolent Order of the State of Texas (SPJST). Mr. Wentrcek is a licensed Real Estate Broker and a member of the Bryan-College Station Board of Realtors and the Multiple Listing Service. He is also a member of the American Legion Post 159-Bryan.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     Meetings of the Holding Company's Board of Directors are generally held on a monthly basis, with special meetings held on an as needed basis. The Board of Directors met 15 times during the fiscal year ended September 30, 1998. No incumbent director of the Holding Company attended fewer than 75% of the total number of board meetings held by the Board of Directors and the total number of meetings held by the committees of the Board of Directors on which he served during fiscal year 1998.

     The Board of Directors of the Holding Company has standing Executive, Audit and Personnel Committees.

     The Executive Committee is currently composed of Directors Stephen (Chairman), Wentrcek, Peacock, Neelley and Lester. This Committee meets as needed and handles major policy questions between regularly scheduled board meetings. The Committee met five times during fiscal 1998.

     The Audit Committee is currently composed of Directors Wentrcek (Chairman), Peacock, Neelley, Lester and Hayes. The Committee currently meets as necessary on matters concerning annual audits and internal audit findings.
This Committee met five times during fiscal 1998.

     The  Personnel   Committee  is  currently  composed  of  Directors  Peacock
(Chairman), Stephen, Neelley, Wentrcek, Hayes, and Senior Vice President Hegar. This Committee met five times during fiscal 1998.

     The entire Board of Directors acts as a nominating committee for selecting nominees for the election of directors. While the Board of Directors of the Holding Company will consider nominees recommended by stockholders, the Board has not actively solicited such nominations.

DIRECTOR COMPENSATION

     Outside directors received $225.00 for each board meeting attended and $75.00 for each committee meeting attended.

EXECUTIVE COMPENSATION

     The Holding Company has not paid any compensation to its executive officers since its formation. The following table sets forth information concerning the compensation paid or granted to the Bank's Chief Executive Officer for services rendered by him. No other executive officer of the Holding Company has aggregate compensation (salary plus bonus) in excess of $100,000 in fiscal 1998.

============================================================================================================================
                           SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------------------
                                                                               Long Term Compensation
                                                                         --------------------------------
                          Annual Compensation                                    Awards        Payouts
---------------------------------------------------------------------------------------------------------
                                                                          RESTRICTED
                                                          OTHER ANNUAL      STOCK     OPTIONS/      LTIP        ALL OTHER
          Name and                    Salary     Bonus    COMPENSATION     AWARD(S)     SARS      PAYOUTS     COMPENSATION
     Principal Position      Year      ($)        ($)         ($)            ($)         (#)        ($)            ($)
----------------------------------------------------------------------------------------------------------------------------
J. Stanley Stephen           1998    $ 74,000     $---        $---           $---        ---       ---          $40,000 (1)
President and Chief          1997     102,000      ---         ---            ---        ---       ---
Executive Officer            1996      89,875      ---         ---            ---        ---       ---             ---

=============================================================================================================================


----------
(1)  Represents  a  contribution  to  Mr.   Stephen's   Supplemental   Executive
     Retirement Plan.

EMPLOYMENT AGREEMENTS

     The Bank has entered into employment agreements with President J. Stanley Stephen, Executive Vice President George Koenig, Chief Financial Officer and Senior Vice President Mary L. Hegar, Senior Vice President Sam Urso, Senior Vice President Tommy Nierdicek, Vice President Mike Johnson, and Vice President Kay Watson. The employment agreements are designed to assist the Bank in maintaining a stable and competent management team. The continued success of the Bank to a significant degree relies on the skills and competence of its officers.

     The Bank's employment agreement with Mr. Stephen, which became effective July 1, 1997, provides for an initial term of three years and a base salary not less than his current based salary, provided that the amount actually paid as salary shall be reduced during the first five years of the agreement by one-half of the cost to the Bank of his supplemental retirement benefit. The agreement gives Mr. Stephen the right to elect to cease serving as President and Chief Executive Officer and to commence serving as a consultant to the Bank at a fee of $58,200 per year. In addition, the agreement provides a supplemental retirement benefit for Mr. Stephen in an amount such that when added to his benefit under the qualified retirement plan, he will receive up to 70% of the average of his annual salary and bonus during the three years out of the prior ten years in which he received the highest salary and bonus. Mr. Stephen's right to the supplemental retirement benefit vests at 20% per year, which commenced July 1, 1997, and will continue to vest completely if he discontinues his employment due to disability. The agreement further provides that if the Bank terminates Mr. Stephen's employment other than for cause, without his consent, it shall pay him his salary for the then- remaining term of the agreement and consulting fees until June 30, 2002.

     The employment agreements with Mr. Koenig, Ms. Hegar, Mr. Urso, Mr. Nierdicek, Mr. Johnson and Ms. Watson provide for annual base salary in an amount not less than the officer's salary as of that date. These agreements provide for an initial term of one year and for termination upon death, termination of employment for cause or certain events specified by the Office of Thrift Supervision (the "OTS") regulations. The agreements also provide that in the event the employee is involuntarily terminated without cause, he or she shall receive one year's base salary and continued health benefits for one year. In the event that such termination of employment occurs in connection with or within 12 months after a change in control of the Bank, he or she shall receive instead a lump sum equal to 200% of his or her "base amount" and continued health benefits for the remainder of the term of the agreement, provided that such benefits are subject to reduction to prevent any amount from becoming non-deductible by the Bank pursuant to Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of the employment agreements, a "change in control" is defined as an event that would require the filing of an application or notice under 12 C.F.R. Part 574 or certain other events which generally occur upon the acquisition of control of 10% or more of the Holding Company's voting stock.

     Based on their current salaries, if Mr. Stephen, Mr. Koenig, Ms. Hegar, Mr. Urso, Mr. Nierdicek, Mr. Johnson, or Ms. Watson were terminated as of December 31, 1998, under circumstances entitling him or her to severance pay as described above, he or she would have been entitled to receive a lump sum cash payment of approximately $285,000, $105,000, $100,000, $140,000, $110,000, $69,200 and
$77,000, respectively.

STOCK OPTION AND INCENTIVE PLAN

     The Holding Company's Board of Directors adopted the 1998 Stock Option and Incentive Program (the "Stock Option Plan"), which was later ratified by stockholders of the Holding Company, in order to attract and retain qualified personnel in key positions and provide directors, officers and key employees with a proprietary interest in the Holding Company as an incentive to contribute to the success of the Holding Company. Under the terms of the Stock Option Plan, stock options covering shares representing an aggregate of up to 40,000 shares of Holding Company Common Stock may be granted to directors, officers and employees of the Holding Company or its subsidiaries.

     Options granted under the Stock Option Plan may be either options that qualify under the Code as "incentive stock options" (options that afford preferable tax treatment to recipients upon compliance with certain restrictions and that do not normally result in tax deductions to the employer) or options that do not so qualify. The exercise price of stock options granted under the Stock Option Plan is required to be at least equal to the fair market value per share of the stock on the date of grant. Among other things, all grants are made in consideration of position and years of service, value of the participant's services to the Holding Company and the Bank and the added responsibilities of such individuals as directors, officers and employees, and in an amount deemed necessary to encourage the continued retention of the directors, officers or employees who are considered necessary for the continued success of the Holding Company and the Bank. The term of stock options may not exceed 10 years in the case of an "incentive stock option" or 15 years in the case of a "non-qualified stock option" from the date of grant. Stock options granted under the Stock Option Plan will be funded either from authorized but unissued shares or from issued shares reacquired and held as treasury shares.

     The Stock Option Plan provides for the grant of stock appreciation rights ("SARs") at any time, whether or not the participant then holds stock options, granting the right to receive the excess of the market value of the shares represented by the SARs on the date exercised over the exercise price. SARs generally will be subject to the same terms and conditions and exercisable to the same extent as stock options.

     The Stock Option Plan will be administered by the Stock Option Committee of the Board of Directors of the Holding Company (the "Stock Option Committee") which is comprised of all non-employee directors of the Holding Company. The Stock Option Committee will select the recipients and terms of awards made pursuant to the Stock Option Plan.

CERTAIN TRANSACTIONS

     The Bank, like many financial institutions, has followed a policy of granting to officers, directors and employees, loans secured by the borrower's residence, along with certain consumer loans and business loans, if the borrower is credit-worthy. All loans to the Bank's officers and directors are made in the ordinary course of business and on the same terms, including interest rate and collateral, and conditions as those of comparable transactions prevailing at the time, and do not involve more than the normal risk of collectibility or present other unfavorable features.

     All loans by the Bank to its directors and executive officers are subject to OTS regulations restricting loans and other transactions with affiliated persons of the Bank. Federal law currently requires that all loans to directors and executive officers generally be made on terms and conditions comparable to those for similar transactions with non-affiliates. Loans to all directors and executive officers and their associates totaled $649,411 at September 30, 1998, which was 12.35% of the Bank's equity capital at that date. All loans to directors and executive officers were performing in accordance with their terms at September 30, 1998.

                          DESCRIPTION OF CAPITAL STOCK

HOLDING COMPANY CAPITAL STOCK

     The 2,500,000 shares of capital stock authorized by the Holding Company's certificate of incorporation are divided into two classes, consisting of 1,500,000 shares of Holding Company Common Stock (par value $.01 per share) and 1,000,000 shares of serial preferred stock (par value $.01 per share). As of the date of this Prospectus, the Holding Company had 389,436 shares of Common Stock outstanding and no shares of serial preferred stock.

     Each share of Holding Company Common Stock has the same relative rights and are identical in all respects with each other share of Holding Company Common Stock. THE HOLDING COMPANY COMMON STOCK REPRESENTS NON-WITHDRAWABLE CAPITAL, IS NOT OF AN INSURABLE TYPE AND IS NOT INSURED OR GUARANTEED BY THE FDIC.

     Under Delaware law, the holders of Holding Company Common Stock possess exclusive voting power in the Holding Company. Each shareholder is entitled to one vote for each share held on all matters voted upon by shareholders, subject to the limitation discussed under "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions -- Provisions of the Holding Company's Certificate of Incorporation and Bylaws." If the Holding Company issues preferred stock, holders of the preferred stock may also possess voting rights.

     Liquidation or Dissolution. In the unlikely event of the liquidation or dissolution of the Holding Company and First Federal, the holders of Holding Company Common Stock will be entitled to receive -- after payment or provision for payment of all debts and liabilities of the Holding Company (including all deposits in First Federal and accrued interest thereon) and after distribution of the Liquidation Account previously established upon the conversion of First Federal from the mutual to stock form in 1993 -- all assets of the Holding Company available for distribution, in cash or in kind. If preferred stock is issued, the holders thereof may have a priority over the holders of Holding Company Common Stock in the event of liquidation or dissolution.

     Preemptive Rights. The certificate of incorporation of the Holding Company provides that shareholders have preemptive rights except with respect to any stock options issued pursuant to a plan approved by the stockholders and the Warrants. The Common Stock is not subject to call for redemption.

     Preferred Stock. The Board of Directors of the Holding Company is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to Holding Company Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The holders of preferred stock are entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

     Except as discussed above, the Holding Company has no present plans for the issuance of the additional authorized shares of Holding Company Common Stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued and unreserved shares of Common Stock will be available for general corporate purposes including but not limited to possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering, or under an employee stock ownership plan. The authorized but unissued shares of preferred stock will be similarly available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as described above or as otherwise required to approve the transaction in which the additional authorized shares of Holding Company Common Stock or authorized shares of preferred stock would be issued, no shareholder approval will be required for the issuance of these shares. Accordingly, the Board of Directors of the Holding Company, without shareholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

     Restrictions on Acquisitions. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions" for a description of certain provisions of the Holding Company's certificate of incorporation and bylaws which may affect the ability of the Holding Company's shareholders to participate in certain transactions relating to acquisitions of control of the Holding Company.

     Dividends. Dividends from First Federal are the primary source of income for the Holding Company. Should First Federal elect or be required by its regulators to retain its income, the ability of the Holding Company to pay dividends to its own shareholders may be adversely affected. Furthermore, if at any time in the future the Holding Company owns less than 80% of the outstanding stock of First Federal, certain tax benefits under the Code as to inter-company distributions will not be fully available to the Holding Company and it will be required to pay federal income tax on a portion of the dividends received from First Federal, thereby reducing the amount of income available for distribution to the shareholders of the Holding Company. For further information concerning the ability of First Federal to pay dividends to the Holding Company, see "Dividend Policy," "Regulation -- Regulatory Capital Requirements" and " -- Limitation on Dividends and Other Capital Distributions."

                    RESTRICTIONS ON ACQUISITIONS OF STOCK AND
                      RELATED TAKEOVER DEFENSIVE PROVISIONS

     Although the Board of Directors of the Holding Company is not aware of any effort that might be made to obtain control of the Holding Company, the Board believes, as discussed below, that it is appropriate to include certain provisions as part of the Holding Company's certificate of incorporation to protect the interests of the Holding Company and its shareholders from takeovers which the Board of Directors of the Holding Company might conclude are not in the best interests of First Federal, the Holding Company or the Holding Company's shareholders. The Holding Company intends to operate First Federal as an independent, predominantly community-owned financial institution.

     The following discussion is a summary of all material provisions of the Holding Company's certificate of incorporation and bylaws and certain other regulatory provisions, which may be deemed to have an"anti-takeover" effect and could potentially discourage or even prevent a bid for the Holding Company which might otherwise result in shareholders receiving a premium for their stock. Further, ownership restrictions imposed by federal law could potentially serve as a basis to invalidate or otherwise restrict the use or exercise by management or others of revocable proxies. The description of certain of these provisions, as set forth below, is necessarily general and, with respect to provisions contained in the Holding Company's certificate of incorporation and bylaws and First Federal's charter and bylaws, reference should be made in each case to the document in question, each of which is part of the Holding Company's Registration Statement filed with the SEC. See "Available Information."

PROVISIONS OF THE HOLDING COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Directors. Certain provisions of the Holding Company's certificate of incorporation and bylaws will impede changes in majority control of the Board of Directors. The Holding Company's certificate of incorporation provides that the Board of Directors will be elected annually. The Holding Company's certificate of incorporation provides that the size of the Board of Directors may be increased or decreased only by a majority vote of the Board. The certificate of incorporation also provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the Holding Company's bylaws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or a proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

     The Holding Company's certificate of incorporation provides that a director may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote.

     Restrictions on Call of Special Meetings. The certificate of incorporation of the Holding Company provides that a special meeting of shareholders may be called only pursuant to a resolution adopted by a majority of the Board of Directors. Shareholders are not authorized to call a special meeting.

     Absence  of  Cumulative  Voting.  The  Holding  Company's   certificate  of
incorporation provides that there shall be no cumulative voting rights in the election of directors.

     Authorization of Preferred Stock. The certificate of incorporation of the Holding Company authorized 1,000,000 shares of serial preferred stock, $.01 par value. The Holding Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be a multiple or separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Holding Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interests of the Holding Company and its shareholders.

     Limitation  on  Voting  Rights.   The  Holding  Company's   certificate  of
incorporation provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit"), be entitled or permitted to any vote in respect of the shares held in excess of the Limit. This limitation would not inhibit any person from soliciting (or voting) proxies from other beneficial owners for more than 10% of Holding Company Common Stock or from voting such proxies. Beneficial ownership is to be determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act, and in any event includes shares beneficially owned by any affiliate of such person, shares which such person or his or her affiliates (as defined in the certificate of incorporation) have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his or her affiliates have or share investment or voting power, but shall not include shares beneficially owned by directors, officers and employees of the Holding Company or the Bank. This provision will be enforced by the Holding Company's Board of Directors to limit the voting rights of persons beneficially owning more than 10% of the Common Stock and thus, could be utilized in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the stockholders.

     Procedures  for  Certain  Business  Combinations.   The  Holding  Company's
certificate of incorporation requires that certain business combinations, (including mergers or consolidations, sale, lease or other disposition of assets, issuances or transfers of securities, adoption of any plan of liquidation proposed by the Interested Stockholder, or any reclassification of securities which increases the Interested Stockholders share of the Holding Company), between the Holding Company (or any majority-owned subsidiary thereof) and a 25% or more shareholder either (i) be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of the Holding Company, (ii) be approved by a majority of the continuing Board of Directors (i.e., persons serving prior to the 25% shareholder becoming such and who are not affiliated with the 25% shareholder) or (iii) involve consideration per share generally equal to the highest per share price paid by such 25% shareholder to acquire its stock.

     Amendment to Certificate of Incorporation and Bylaws. Amendments to the Holding Company's certificate of incorporation must be approved by a majority vote of the Holding Company's Board of Directors and also by a majority of the outstanding shares of the Holding Company's voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions (i.e., provisions relating to number, classification, election and removal of directors; limitation on voting rights; amendment of bylaws; call of special shareholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the certificate of incorporation).

     The Holding Company's bylaws may be amended by a majority vote of the Board of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.

     Purpose and Takeover Defensive Effects of the Holding Company's Certificate of Incorporation and Bylaws. The Board of Directors of the Holding Company believes that the provisions described above are prudent and will reduce the Holding Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. The Board of Directors believes these provisions are in the best interests of First Federal, the Holding Company and the Holding Company's shareholders. In the judgment of the Board of Directors, the Holding Company's Board will be in the best position to determine the true value of the Holding Company and to negotiate more effectively for what may be in the best interests of its shareholders. Accordingly, the Board of Directors believes that it is in the best interests of the Holding Company and its shareholders to encourage potential acquirors to negotiate directly with the Board of Directors of the Holding Company and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Holding Company and which is in the best interests of all shareholders.

     Attempts to take over financial  institutions  and their holding  companies have become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to shareholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Holding Company and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Holding Company's assets.

     Effect of Takeover Defenses on Shareholder Interests. An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive the Holding Company's remaining shareholders of the benefits of certain protective provisions of the Exchange Act, if the number of beneficial owners becomes less than the 300 at which the Exchange Act registration is required.

     Potential Negative Impact of Takeover Defenses on Shareholder Interests. Despite the Holding Company's belief of the benefits to shareholders of these provisions of the Holding Company's certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Holding Company's Board, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Holding Company's Board of Directors and management more difficult. The Board of Directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

     Pursuant to applicable law, at any annual or special meeting of its shareholders, the Holding Company may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted to a Delaware corporation. The Holding Company does not presently intend to propose the adoption of further restrictions on the acquisition of the Holding Company's equity securities.

OTHER RESTRICTIONS ON ACQUISITIONS OF STOCK

     Delaware Anti-Takeover Statute. The State of Delaware has enacted legislation which provides that subject to certain exceptions a publicly held Delaware corporation may not engage in any business combination with an "interested shareholder" for three years after such shareholder became an interested shareholder, unless, among other things, the interested shareholder acquired at least 85% of the corporation's voting stock in the transaction that resulted in the shareholder becoming an interested shareholder. This legislation generally defines "interested shareholder" as any person or entity that owns 15% or more of the corporation's voting stock. The term "business combination" is defined broadly to cover a wide range of corporate transactions, including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits. Under certain circumstances, either the board of directors or both the board and two-thirds of the shareholders other than the acquiror may approve a given business combination and thereby exempt the corporation from the operation of the statute.

     However, these statutory provisions do not apply, among other situations, to Delaware corporations with fewer than 2,000 shareholders or which do not have voting stock listed on a national exchange or listed for quotation with a registered national securities association.

     Federal Regulation. Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, federal regulations require that, prior to obtaining control of a savings association, a person, other than a company, must give 60 days' prior notice to the OTS and have received no OTS objection to such acquisition of control. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Under federal law (as well as the regulations referred to below) the term "savings association" includes state and federally chartered SAIF-insured institutions and federally chartered savings institutions whose accounts are insured by the FDIC's BIF, and holding companies thereof.

     Control, as defined under federal law, means ownership of, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest shareholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock must file with the OTS a certification form that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable. Therefore, a warrant holder who upon exchange of Warrants would acquire ownership of more than 10% of the issued and outstanding of the Holding Company's Common Stock must obtain OTS approval prior to exercise.

                             DESCRIPTION OF WARRANTS

     Each Warrant entitles the holder thereof to purchase one share of Holding Company Common Stock at an exercise price of $12.50, subject to adjustments, at any time prior to 5:00 p.m., Central Time on March 31, 2003. The number of shares purchasable upon exercise of the Warrants and the exercise price shall be subject to adjustment to reflect among other things, stock dividends on or stock splits of Holding Company Common Stock or reclassification of its shares of Holding Company Common Stock. In such situations, the number of shares purchasable upon exercise will be adjusted so that the Warrant holder shall be entitled to receive the kind and number of shares which the holder thereof would have owned or been entitled to receive after the occurrence of any of such events if the Units had been exercised prior thereto. The exercise price will be adjusted accordingly.

     The Warrants have no value other than as the right to acquire Holding Company Common Stock at the exercise price. The Warrants do not confer upon the holders thereof any of the rights or privileges of a stockholder. Accordingly, the Warrants do not entitle holders thereof to receive any dividends, to vote, to call meetings or to receive any distribution upon a liquidation of the Holding Company. The Holding Company has authorized and reserved for issuance a number of shares of Holding Company Common Stock sufficient to provide for the exercise of the rights represented by the Warrants. Shares issued upon exercise of the Warrants will be fully paid and nonassessable. Warrants not exercised prior to 5:00 p.m., Central Time, on March 31, 2003 shall become null and void.

     The Warrants may be exercised during the exercise period stated above by delivery of the Warrant Certificate, with the subscription form on the reverse side of the Warrant Certificate fully executed, to the Holding Company with a check payable to the Holding Company in an amount equal to the Warrant exercise price multiplied by the number of shares of Holding Company Common Stock being purchased. The Holding Company or its transfer agent will issue a new Warrant Certificate representing the unexercised but not expired Warrants. The Warrants are detachable and may trade separately from the Debentures.

     A complete statement of the terms and conditions pertaining to the Warrants is contained in the Warrant Certificate, copies of which can be obtained from the Holding Company. The description contained in this Prospectus is qualified in its entirety by the text of the Warrant Certificate.

                                  LEGAL MATTERS

     The legality of the Holding Company Common Stock has been passed upon for the Holding Company by Silver, Freedman & Taff, L.L.P (a partnership including professional corporations), 1100 New York Avenue, N.W., Washington, D.C., special counsel to the Holding Company. Silver, Freedman & Taff, L.L.P. has consented to the reference herein to its opinion.

                                     EXPERTS

     The Consolidated Financial Statements of The Bryan-College Station Financial Holding Company as of September 30, 1996, 1997 and 1998 and for each of the years in the three year period ended September 30, 1998 included in this Prospectus have been audited by Crowe, Chizek and Company LLP, independent certified public accountants. Such Consolidated Financial Statements have been included herein in reliance upon the report of Crowe, Chizek and Company LLP, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                   Index to Consolidated Financial Statements

                                                                                                                Page
                                                                                                                ----
Report of Independent Auditors................................................................................  F-2

Consolidated Statements of Financial Condition at September 30, 1998 and 1997................................   F-3

Consolidated Statements of Income for the years ended September 30, 1998, 1997 and 1996......................   F-4

Consolidated Statements of Stockholders' Equity for the years ended September 30, 1998, 1997 and 1996.........  F-6

Consolidated Statements of Cash Flows for the years ended September 30, 1998, 1997 and 1996...................  F-7

Notes to Consolidated Financial Statements for the years ended September 30, 1998, 1997 and 1996..............  F-9

     All  schedules  are  omitted  because  the  required   information  is  not
applicable or is included in the Consolidated Financial Statements and related Notes.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Bryan-College Station Financial Holding Company
Bryan, Texas

We have audited the accompanying consolidated statements of financial condition of The Bryan-College Station Financial Holding Company and its wholly-owned subsidiary, First Federal Savings Bank of Bryan, as of September 30, 1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bryan-College Station Financial Holding Company and its wholly-owned subsidiary, as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.


                                               /s/ Crowe, Chizek and Company LLP
                                               ---------------------------------
                                                   Crowe, Chizek and Company LLP



Oak Brook, Illinois
November 14, 1998
                                       F-2

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           September 30, 1998 and 1997
                 (In thousands, except share and per share data)

-------------------------------------------------------------------------------------------------------------------
                                                                                        1998            1997
                                                                                        ----            ----
ASSETS
Cash and due from banks                                                             $     1,435    $       756
Interest-bearing deposits in other financial institutions                                 3,892          3,675
                                                                                    -----------    -----------
     Total cash and cash equivalents                                                      5,327          4,431

Securities available-for-sale                                                                 5              -
Securities held-to-maturity (fair value:
  1998 - $945; 1997 - $1,129)                                                               954          1,150
Loans held for sale                                                                         328            204
Loans receivable, net                                                                    71,666         65,033
Federal Home Loan Bank stock                                                                382            896
Foreclosed real estate                                                                      282            520
Premises and equipment                                                                    1,636          1,117
Accrued interest receivable                                                                 608            537
Other assets                                                                              1,446          1,201
                                                                                    -----------    -----------

                                                                                    $    82,634    $    75,089
                                                                                    ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Deposits                                                                       $    73,554    $    58,808
     Advance payments by borrowers for insurance and taxes                                  863            862
     Advances from Federal Home Loan Bank                                                   800         10,000
     Debentures                                                                           3,629              -
     Deferred income taxes                                                                  198            219
     Accrued interest payable and other liabilities                                         847            366
                                                                                    -----------    -----------
                                                                                         79,891         70,255

     Minority interest                                                                      873              -

     Commitments and contingent liabilities

Stockholders' equity
     Preferred  stock - par value  $.01 per  share  (liquidation preference of $873,000); authorized 1,000,000 shares,
       issued 87,263 shares                                                                   -              1
     Common stock - par value $.01 per share; authorized
       3,000,000 shares, issued 389,436 shares at September 30,
       1998 and 239,612 shares at September 30, 1997                                          4              2
     Additional paid-in capital                                                           1,849          2,743
     Retained earnings, substantially restricted                                             17          2,088
                                                                                    -----------    -----------
                                                                                          1,870          4,834
                                                                                    -----------    -----------

                                                                                    $    82,634    $    75,089
                                                                                    ===========    ===========

-------------------------------------------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                 Years ended September 30, 1998, 1997, and 1996
                 (In thousands, except share and per share data)

-------------------------------------------------------------------------------------------------------------------
                                                                               1998         1997         1996
                                                                               ----         ----         ----
Interest income
    Loans                                                                  $    6,686   $    5,351   $    4,407
    Securities                                                                      -            -           46
    Mortgage-backed securities                                                     63           73           99
    Other                                                                         142          173          276
                                                                           ----------   ----------   ----------
       Total interest income                                                    6,891        5,597        4,828

Interest expense
    Deposits                                                                    2,981        2,491        2,358
    Debentures                                                                    210            -            -
    FHLB advances                                                                 226          168            5
                                                                           ----------   ----------   ----------
       Total interest expense                                                   3,417        2,659        2,363
                                                                           ----------   ----------   ----------


NET INTEREST INCOME                                                             3,474        2,938        2,465

Provision for loan losses                                                          79           25          (52)
                                                                           ----------   ----------   ----------


NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                             3,395        2,913        2,517

Noninterest income
    Service charges                                                               602          585          527
    Gain on sale of loans                                                         116           54          125
    Gain on sale of mortgage servicing rights                                     113           94          205
    Gain on sale of mortgage-backed securities                                      -            -           13
    Operation of foreclosed real estate                                           (20)         (20)          (9)
    Other                                                                         120           62           12
                                                                           ----------   ----------   ----------
       Total noninterest income                                                   931          775          873

Noninterest expense
    Compensation and benefits                                                   1,806        1,368        1,337
    Occupancy and equipment expense                                               471          356          335
    SAIF special assessment                                                         -            -          333
    Federal insurance premiums                                                     43           45          125
    Net (gain) loss on real estate owned,
      including provision for losses                                               27          (12)           8
    Loan expense                                                                   56           24           33
    Office supplies                                                               122           74           73
    Professional fees                                                             141          134          179
    Advertising                                                                    83           78           57
    Data processing                                                               192          171          148
    Telephone                                                                      99           61           57
    Postage                                                                       108           84           62
    Other                                                                         722          388          301
                                                                           ----------   ----------   ----------
       Total noninterest expense                                                3,870        2,771        3,048
                                                                           ----------   ----------   ----------

-------------------------------------------------------------------------------------------------------------------

                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                 Years ended September 30, 1998, 1997, and 1996
                 (In thousands, except share and per share data)

-------------------------------------------------------------------------------------------------------------------

                                                                               1998         1997         1996
                                                                               ----         ----         ----

INCOME BEFORE INCOME TAX EXPENSE                                           $      456   $      917   $      342

Income tax expense                                                                164          312          108
                                                                           ----------   ----------   ----------


NET INCOME                                                                        292          605          234

Dividends on Bank preferred stock                                                 (44)         (87)         (88)
                                                                           ----------   ----------   ----------

Net income available to common stockholders                                $      248   $      518   $      146
                                                                           ==========   ==========   ==========

Earnings per common share                                                  $      .50   $      .86   $      .24
                                                                           ==========   ==========   ==========

-------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years ended September 30, 1998, 1997, and 1996
                 (In thousands, except share and per share data)

-------------------------------------------------------------------------------------------------------------------
                                                                      Additional
                                      Preferred        Common          Paid-In       Retained
                                        Stock           Stock          Capital       Earnings         Total
                                      -----------    -----------     -----------    -----------    -----------
Balance at
  October 1, 1995                     $         1    $         2     $     2,630    $     1,537    $     4,170
Issuance of 11,330
  common shares as
  5% stock dividend                             -              -             113           (113)             -

Net income                                      -              -               -            234            234

Dividends ($1.00 per
  preferred share)                              -              -               -            (88)           (88)
                                      -----------    -----------     -----------    -----------    -----------


Balance at
  September 30, 1996                            1              2           2,743          1,570          4,316

Net income                                      -              -               -            605            605

Dividends ($1.00 per
  preferred share)                              -              -               -            (87)           (87)
                                      -----------    -----------     -----------    -----------    -----------


Balance at
  September 30, 1997                            1              2           2,743          2,088          4,834

Issuance of 200,000
 shares of Company common
 stock, net of stock issue
 cost of $276,000                               -              2           1,722              -          1,724

Purchase of fractional shares of
  Bank stock and stock of
  dissenting stockholders                       -              -          (1,744)        (2,199)        (3,943)

Minority interest                              (1)             -            (872)             -           (873)

Cash dividends paid by Bank
  ($.50 per common share,
  $.50 per preferred share)                     -              -               -           (164)          (164)

Net income                                      -              -               -            292            292
                                      -----------    -----------     -----------    -----------    -----------


Balance at
  September 30, 1998                  $         -    $         4     $     1,849    $        17    $     1,870
                                      ===========    ===========     ===========    ===========    ===========

-------------------------------------------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 1998, 1997, and 1996
                                 (In thousands)

-------------------------------------------------------------------------------------------------------------------
                                                                               1998         1997         1996
                                                                               ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                             $      292   $      605   $      234
    Adjustments to reconcile net income to net cash provided by
      (used in) operating activities
       Depreciation                                                               232          166          167
       Amortization of premiums and discounts on mortgage-
         backed securities, net                                                     4            4            5
       Amortization of debt issue costs                                            67            -            -
       Net change in loans held-for-sale                                           (8)         269        1,546
       Change in deferred loan origination fees                                   124           39          (41)
       Change in deferred income taxes                                            (21)         133          (60)
       Net (gains) losses on sales of
          Real estate owned                                                        27          (12)           1
          Mortgage-backed securities                                                -            -          (13)
          Mortgage loans                                                         (116)         (54)        (125)
          Mortgage servicing rights                                              (113)         (94)        (205)
       Provision for losses on loans and real estate owned                         79           25          (45)
       Federal Home Loan Bank stock dividend                                      (38)         (51)         (49)
       Change in
          Accrued interest receivable                                             (71)        (208)          48
          Other assets                                                            190         (956)          26
          Accrued interest payable and other liabilities                          480         (369)         556
                                                                           ----------   ----------   ----------
              Net cash provided by (used in) operating activities               1,128         (503)       2,045

CASH FLOWS FROM INVESTING ACTIVITIES
    Net increase in loans receivable                                           (6,613)     (15,960)      (2,677)
    Purchase of available-for-sale securities                                      (5)           -            -
    Principal payments on mortgage-backed securities                              192          138          418
    Proceeds from sale of mortgage-backed securities                                -            -          576
    Proceeds from maturities of held-to-maturity securities                         -        1,000            -
    Proceeds from sale of mortgage servicing rights                               113           94          205
    Proceeds from redemption of Federal Home Loan Bank stock                      552            -            -
    Capital expenditures on premises and equipment, net                          (751)        (359)         (57)
    Capital expenditures on foreclosed real estate                                (40)         (67)         (83)
    Proceeds from sale of real estate owned                                        28          159            3
                                                                           ----------   ----------   ----------
       Net cash used in investing activities                                   (6,524)     (14,995)      (1,615)

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in deposits                                        14,746        7,131       (3,262)
    Net increase (decrease) in advance payments by borrowers
      for insurance                                                                 1           79         (127)
    Net increase (decrease) in Federal Home Loan Bank Advances                 (9,200)      10,000            -
    Net proceeds from issuance of debentures                                    3,128            -            -
    Repayment of other borrowings                                                   -            -       (1,088)
    Net proceeds from issuance of common stock                                  1,724            -            -
    Purchase and retirement of Bank stock                                      (3,943)           -            -
    Dividends paid on preferred and common stock                                 (164)         (87)         (88)
                                                                           ----------   ----------   ----------
       Net cash provided by (used in) financing activities                      6,292       17,123       (4,565)
                                                                           ----------   ----------   ----------

-------------------------------------------------------------------------------------------------------------------

                                   (Continued)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 1998, 1997, and 1996
                                 (In thousands)

-------------------------------------------------------------------------------------------------------------------
                                                                               1998         1997         1996
                                                                               ----         ----         ----

Change in cash and cash equivalents                                        $      896   $    1,625   $   (4,135)

Cash and cash equivalents at beginning of year                                  4,431        2,806        6,941
                                                                           ----------   ----------   ----------


CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $    5,327   $    4,431   $    2,806
                                                                           ==========   ==========   ==========


Supplemental disclosures of cash flow information
    Cash paid during the year for
       Interest                                                            $    3,305   $    2,628   $    2,369
       Income taxes                                                               156          165          139

Supplemental  disclosure of noncash  investing  activities
    Net transfer  between loans and real estate acquired through
      foreclosure                                                                 223           23         (375)
    Transfer of securities to available-for-sale at fair value                      -            -          563



-------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying consolidated financial statements for the year ended September 30, 1998 include the accounts of The Bryan-College Station Financial Holding Company (the "Company") and its wholly-owned subsidiary First Federal Savings Bank (the "Bank"). On April 1, 1998, the Company was capitalized through the issuance of 200,000 shares of common stock at $10 per share. The Bank concurrently became a wholly-owned subsidiary of the Company in a stock-for-stock exchange with bank stockholders. Stock of dissenting stockholders and fractional shares were purchased by the Company for $24.07 per share. Since the transaction was an internal reorganization, the historical cost basis of accounting is continued for the Bank.

The 1998 consolidated financial statements include the accounts and results of operations of the Company, the Bank, and the Bank's wholly-owned subsidiary First Service Corporation of Bryan. The September 30, 1997 and 1996 consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations: The only business of the Company is the ownership of the Bank. The Bank is a federally chartered stock savings bank and member of the Federal Home Loan Bank (FHLB) system which maintains insurance on deposit accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation. The Bank makes residential, commercial real estate, and consumer loans primarily in Brazos County of Texas. Substantially all loans are secured by specific items of collateral, including real estate, residences, and consumer assets.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The collectibility of loans, fair value of financial instruments, and status of contingencies are particularly subject to change.

Securities: Securities are classified as held-to-maturity when management has the intent and the Company has the ability to hold those securities to maturity. All other securities are classified as available-for-sale since the Company may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at fair value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included as a separate component of stockholders' equity. Premiums and discounts are recognized in

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

interest income using methods that approximate the level-yield method. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and deferred loan origination fees and discounts.

Allowance for Loan Losses: Because some loans may not be repaid in full, the Company has established an allowance for loan losses. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

The Company measures impaired loans based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to be increased, such increase is reported as a provision for loan losses.

Smaller balance homogeneous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and consumer loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans which must be evaluated for impairment. In general, loans classified as "doubtful" or "loss" are considered impaired while loans classified as "substandard" are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment, or nonaccrual, are similar, the measurement considerations differ. A loan is impaired when the economic value estimated

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to be received is less than the value implied in the original credit agreement. A loan is placed in nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection. Although impaired loan and nonaccrual loan balances are measured differently, impaired loan disclosures do not differ significantly from nonaccrual and renegotiated loan disclosures.

Recognition of Income on Loans: Interest on loans is accrued over the term of the loans based on the principal balance outstanding. Where serious doubt exists as to the collectibility of a loan, the accrual of interest is discontinued.

Loan Fees and Costs: The Company defers loan origination fees, net of certain direct loan origination costs. The net amount deferred is netted against loans in the balance sheet and is recognized in interest income as a yield adjustment over the contractual term of the loan, adjusted for prepayments.

Loan Sales: The Company sells a portion of its mortgage loan production in the secondary market. The Company obtains sales commitments on these loans immediately prior to making the origination commitment. Loans classified as held for sale are carried at the lower of cost or market value in the aggregate. Net unrealized losses are recognized by charges to income.

Premises and Equipment: The Company's premises and equipment are stated at cost less accumulated depreciation. The Company's premises and related furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to expense, and improvements are capitalized.

Foreclosed Real Estate: Real estate acquired through foreclosure and similar proceedings is carried at the lower of cost (fair value of the asset at the date of foreclosure) or fair value less estimated costs to sell. Losses on disposition, including expenses incurred in connection with the disposition, are charged to operations. Valuation allowances are recognized when the fair value less selling expenses is less than the cost of the asset. Changes in the valuation allowance are charged or credited to income.

Statement of Cash Flows: Cash and cash equivalents are defined to include the Company's cash on hand, demand balances, interest-bearing deposits with financial institutions, and investments in certificates of deposit with original maturities of less than three months.

Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Earnings per share is computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which was adopted retroactively by the Company at the beginning of the first quarter of fiscal 1998. Amounts reported as Earnings Per Common Share for each of the three years ended September 30, 1998 reflect earnings available to common stockholders for the year divided by the weighted average number of common shares outstanding during the year. Earnings per share for the years ended September 30, 1997 and 1996 have been restated to reflect the 2.5 exchange ratio of Company common stock for Bank common stock. Weighted average common shares were 494,233 for the year ended September 30, 1998 and 599,030 for the years ended September 30, 1997 and 1996. The warrants attached to the 3,629 units issued by the Company on April 1, 1998 have an exercise price of $12.50 per share. The warrants are not included in diluted earnings per share since the exercise price exceeds the market price of the stock.

NOTE 2 - SECURITIES

The amortized cost and fair values of securities at September 30 are as follows:

                                                     ---------------------------1 9 9 8-----------------------
                                                                         Gross          Gross
                                                        Amortized     Unrealized     Unrealized        Fair
                                                          Cost           Gains         Losses          Value
Available-for-sale
     Equity stock                                    $         5     $         -    $         -    $         5
                                                     ===========     ===========    ===========    ===========

Held-to-maturity
     FHLMC certificates                              $       655     $         2    $       (14)   $       643
     FNMA certificates                                       299               4             (1)           302
                                                     -----------     -----------    -----------    -----------

                                                     $       954     $         6    $       (15)   $       945
                                                     ===========     ===========    ===========    ===========


                                                     ---------------------------1 9 9 7-----------------------
                                                                         Gross          Gross
                                                        Amortized     Unrealized     Unrealized        Fair
                                                          Cost           Gains         Losses          Value
Held-to-maturity
     FHLMC certificates                              $       774     $         5    $       (27)   $       752
     FNMA certificates                                       376               3             (2)           377
                                                     -----------     -----------    -----------    -----------

                                                     $     1,150     $         8    $       (29)   $     1,129
                                                     ===========     ===========    ===========    ===========

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Mortgage-backed securities have varying maturities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTE 3 - LOANS

Loans receivable at September 30 are summarized as follows:

                                                                                       1998            1997
                                                                                       ----            ----
     First mortgage loans Principal balances:
              Secured by one-to-four-family residences                              $    32,846    $    35,541
              Secured by other properties                                                 4,616          4,166
              Construction loans                                                          6,166         10,305
                                                                                    -----------    -----------
                                                                                         43,628         50,012

         Less:
              Undisbursed portion of loans                                               (2,089)        (3,452)
              Net deferred loan origination fees                                           (140)          (167)
              Deferred gain                                                                  (3)            (3)
                                                                                    -----------    -----------
                  Total first mortgage loans                                             41,396         46,390

     Consumer and other loans Principal balances:
              Automobile loans                                                           24,636         15,082
              Home equity and second mortgage                                                37             54
              Loans secured by deposit accounts                                             951            925
              Commercial loans                                                            3,024          1,766
              Other consumer loans                                                        1,199            672
                                                                                    -----------    -----------
                                                                                         29,847         18,499

              Net deferred loan origination costs                                           110             36
              Net premiums on indirect loans                                                620            381
                                                                                    -----------    -----------
                  Total consumer and other loans                                         30,577         18,916

     Less allowance for loan losses                                                        (307)          (273)
                                                                                    -----------    -----------

                                                                                    $    71,666    $    65,033
                                                                                    ===========    ===========

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 3 - LOANS (Continued)

A summary of the activity in the allowance for loan losses follows:


                                                                        1998            1997            1996
                                                                        ----            ----            ----
     Balance at beginning of year                                    $       273    $       247    $       317
     Provision charged to operations                                          79             25            (52)
     Charge-offs                                                             (75)            (5)           (23)
     Recoveries                                                               30              6              5
                                                                     -----------    -----------    -----------

         Balance at end of year                                      $       307    $       273    $       247
                                                                     ===========    ===========    ===========


There were no impaired and nonaccrual loans at September 30, 1998. Nonaccrual loans totaled approximately $8,000, and $56,000 at September 30, 1997 and 1996, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended September 30 are not material.

The largest portion of the Company's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At September 30, 1998, approximately 45% of the Company's loans were secured by owner-occupied, one-to-four-family residential property. The Company requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

The Company has granted loans to certain officers and directors of the Bank and Company. Related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. All loans are current in their contractual payments for both principal and interest.

Activity in the loan accounts of executive officers, directors, and principal stockholders is as follows:


                                                                                       1998            1997
                                                                                       ----            ----
     Balance at beginning of year                                                   $       678    $       699
     Loans disbursed                                                                        379             54
     Principal repayments                                                                  (251)           (56)
     Change in persons classified as related parties                                       (157)           (19)
                                                                                    -----------    -----------

         Balance at end of year                                                     $       649    $       678
                                                                                    ===========    ===========


--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 4 - SECONDARY MORTGAGE MARKET OPERATIONS

The following summarizes the Company's secondary mortgage market activities:

                                                                        1998           1997           1996
                                                                        ----           ----           ----
     Proceeds from sale of mortgage loans                            $    11,526    $     7,821    $    13,839
                                                                     ===========    ===========    ===========

     Gain on sale of mortgage loans                                  $       116    $        54    $       125
     Gain on sale of mortgage servicing rights                               113             94            205
                                                                     -----------    -----------    -----------

                                                                     $       229    $       148    $       330
                                                                     ===========    ===========    ===========

     Loans serviced for others                                       $     1,966    $     1,588    $       966
                                                                     ===========    ===========    ===========



NOTE 5 - PREMISES AND EQUIPMENT

A summary of premises and equipment at September 30 is as follows:


                                                                                        1998            1997
                                                                                        ----            ----
     Land                                                                           $       423    $       358
     Buildings and improvements                                                             987            771
     Furniture and equipment                                                              1,730          1,218
                                                                                    -----------    -----------
         Total cost                                                                       3,140          2,347
     Accumulated depreciation                                                            (1,504)        (1,230)
                                                                                    -----------    -----------

                                                                                    $     1,636    $     1,117
                                                                                    ===========    ===========

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 6 - DEPOSITS

Certificate of deposit accounts with a minimum denomination of $100,000 or more totaled $9,109,000 and $5,210,000 at September 30, 1998 and 1997, respectively.

At September 30, 1998, scheduled maturities of certificates of deposit are as follows:


                    Year Ending
                       1999                              $      36,348
                       2000                                     10,418
                       2001                                      2,085
                       2002                                        468
                       2003                                        239
                                                         -------------

                                                         $      49,558
                                                         =============


NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK AND DEBENTURES

At September 30, secured advances from the Federal Home Loan Bank were as follows:



                                                               Balance
          Interest Rate         Maturity Date            1998         1997
          -------------         -------------            ----         ----
            5.52%                 10/2/98             $     500    $       -
            5.29                  10/5/98                   300            -
            5.55                  10/1/97                     -        5,500
            5.55                  10/7/97                     -        4,500
                                                      ---------    ---------

                                                      $     800    $  10,000
                                                      =========    =========




The maximum amount of credit available, secured by a blanket lien on first mortgages, is the lesser of 75% of qualifying collateral or 35% of total assets of the Bank. At September 30, 1998, the Bank had the ability, if needed, to borrow up to $23.6 million from the Federal Home Loan Bank of Dallas.

The Bank maintains a collateral pledge agreement covering secured advances whereby the Bank has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, first mortgage loans on residential property (not more than 90 days delinquent), aggregating no less than 133% of the outstanding secured advances from the Federal Home Loan Bank of Dallas.

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK AND DEBENTURES

  (Continued)

Debentures consist of 3,629 units, each unit consisting of a $1,000 debenture and nine detachable warrants exercisable at an exercise price of $12.50 per share. At September 30, 1998, notes payable are summarized as follows:

         Interest Rate           Maturity Date                      Balance
         -------------           -------------                      -------
             11.5%               March 31, 2003                 $    3,629,000


NOTE 8 - BENEFIT PLANS

During 1993, the Bank's Board of Directors adopted a stock option and incentive plan (the Plan) that was subsequently ratified by the stockholders. Under the Plan, options for 18,479 shares of common stock at $10.00 per share were granted to the directors and officers of the Bank. During the fiscal year 1997, 1,553 stock options expired due to the resignation of an officer and a director who did not exercise their options. At September 30, 1997, 13,461 options were outstanding. Concurrent with the merger and formation of the Holding Company on April 1, 1998, all outstanding stock options were cancelled.

The Bank has a defined benefit pension plan covering substantially all of the employees. The benefits are based on years of service and an employee's compensation during the highest five years out of the last ten years of employment. The Bank's funding policy is to contribute each year an amount which satisfies the regulatory funding standards. The contributions are invested in a Lincoln National Group Variable Annuity Contract.

The funded status of the plan at September 30 is as follows:

                                                                                       1998            1997
                                                                                       ----            ----
     Change in benefit obligation:
         Beginning benefit obligation                                               $       595    $       499
         Service cost                                                                        82             69
         Interest cost                                                                       41             35
         Actuarial (gain) loss                                                               (6)            18
         Benefits paid                                                                      (36)           (26)
                                                                                    -----------    -----------

              Ending benefit obligation                                             $       676    $       595
                                                                                    ===========    ===========

     Change in plan assets:
         Beginning fair value                                                       $       437    $       333
         Actual return                                                                       21             21
         Employer contribution                                                              120            109
         Benefits paid                                                                      (36)           (26)
                                                                                    -----------    -----------

              Ending fair value                                                     $       542    $       437
                                                                                    ===========    ===========

     Funded status                                                                  $      (134)   $      (158)
     Unrecognized net actuarial loss                                                         55             62
     Unrecognized net transition obligation                                                 104            111
     Additional minimum liability                                                             -            (30)
                                                                                    -----------    -----------

         Prepaid (accrued) benefit cost                                             $        25    $       (15)
                                                                                    ===========    ===========


--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 8 - BENEFIT PLANS (Continued)

                                                                     --------Year Ended September 30,---------
                                                                        1998           1997            1996
                                                                        ----           ----            ----
Net pension cost includes the following components:
     Service cost earned during the period                           $        82    $        69    $        73
     Interest cost                                                            42             35             25
     Expected return on plan assets                                          (31)           (23)           (16)
     Net amortization and deferral                                            16              9              7
                                                                     -----------    -----------    -----------

         Net periodic pension cost                                   $       109    $        90    $        89
                                                                     ===========    ===========    ===========


The assumptions used to develop the net periodic pension cost were:

                                                                     --------Year Ended September 30,---------
                                                                        1998           1997            1996
                                                                        ----           ----            ----
     Discount rate                                                       7%             7%              7%
     Expected long-term rate of return on assets                         7%             7%              7%
     Rate of increase in compensation levels                             5%             5%              5%

The Bank entered into an employment, consulting, and supplemental retirement agreement on July 1, 1997 with the President and Chief Executive Officer of the Bank. The employment and consulting portions of the agreement have a combined term of five years from the commencement date of July 1, 1997. The consulting portion commences upon completion of the three-year employment period and calls for annual consulting fees equal to $58,200 payable in equal monthly installments. The supplemental retirement agreement commences on the later of the retirement date or July 1, 2002 and is based on services commencing on July 1, 1997. The President's salary is reduced by 50% of the amount of the retirement expense incurred each month by the Bank.

NOTE 9 - REGULATORY AND CAPITAL MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 9 - REGULATORY AND CAPITAL MATTERS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital as defined in the regulations to risk-weighted assets as defined and of Tier I capital to average assets as defined. As of September 30, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. At September 30, 1998 and 1997, the Bank did not meet the minimum requirement to be well capitalized under prompt corrective action regulations.

At year end, actual capital levels of the Bank and minimum required levels were:

                                                                                                  Minimum Required
                                                                                                     to Be Well
                                                                          Minimum Required        Capitalized Under
                                                                             for Capital          Prompt Corrective
                                                         Actual           Adequacy Purposes      Action Regulations
                                                         ------           -----------------      ------------------
                                                   Amount      Ratio     Amount       Ratio       Amount      Ratio
                                                   ------      -----     ------       -----       ------      -----
1998
----
Total capital (to risk-weighted assets)           $   5,563    8.52%    $   5,226     8.00%      $   6,533   10.00%
Tier 1 (core) capital (to risk-weighted assets)       5,256    8.04         2,615     4.00           3,922    6.00
Tier 1 (core) capital (to adjusted total assets)      5,256    6.43         2,453     3.00           4,088    5.00
Tier 1 (leverage) capital (to average assets)         5,256    6.86         3,064     4.00           3,830    5.00
Tangible capital (to adjusted total assets)           5,256    6.43         1,226     1.50             N/A      N/A

1997
----
Total capital (to risk-weighted assets)           $   5,107    9.11%    $   4,486     8.00%      $   5,608   10.00%
Tier 1 (core) capital (to risk-weighted assets)       4,834    8.62         2,243     4.00           3,365    6.00
Tier 1 (core) capital (to adjusted total assets)      4,834    6.43         2,256     3.00           3,760    5.00
Tier 1 (leverage) capital (to average assets)         4,834    7.53         2,568     4.00           3,210    5.00
Tangible capital (to adjusted total assets)           4,834    6.43         1,128     1.50             N/A      N/A

Accordingly, management considers the capital requirements to have been met. Regulations also include restrictions on loans to one borrower; certain types of investments and loans; loans to officers, directors, and principal stockholders; brokered deposits; and transactions with affiliates.

Federal  regulations  require the Bank to comply with a Qualified  Thrift Lender
(QTL) test which requires that 65% of assets be maintained in housing-related finance and other specified assets. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends or the institution must convert to a commercial bank charter. Management considers the QTL test to have been met.

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 9 - REGULATORY AND CAPITAL MATTERS (Continued)

Bank Series A preferred stock has a $ .01 par value, is nonvoting, and entitles the holder to a $10 per share liquidation preference. The stock bears non-cumulative quarterly dividends at an annual rate of 10%. At the Bank's option, the stock can be redeemed after two years. The Bank preferred stock is reflected as minority interest in the consolidated statement of financial condition.

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES, AND CONCENTRATIONS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to make loans and fund lines of credit and loans-in-process. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

At September 30, these financial instruments are summarized as follows:

                                                                                             Contract
                                                                                              Amount
                                                                                              ------
                                                                                       1998            1997
                                                                                       ----            ----
     Financial instruments whose contract amounts represent credit risk:
         Commitments to make loans                                                  $     3,197    $     8,610
         Loans-in-process                                                                 2,089          3,452
         Lines of credit                                                                    974          1,371
         Letters of credit                                                                   73            175

The Company had $3,197,000 of fixed rate commitments to originate loans, ranging from 6.125% to 12.99% at September 30, 1998. The commitments have terms of 75 days. Since many commitments to make loans expire without being used, the amount above does not necessarily represent future cash commitments. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include commercial and residential real estate and other business and consumer assets.

Financial instruments which potentially subject the Company to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At September 30, 1998, the Company had deposit accounts with balances totaling approximately $3,667,000 at the Federal Home Loan Bank of Dallas. Concentrations of loans are described in Note 3.

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES, AND CONCENTRATIONS (Continued)

The Company is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. The Bank believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition, results of operations, or capital.

During September 1996, the Company entered into a noncancelable operating lease for office space relating to mortgage operations. The lease expired August 31, 1998 and the Company is leasing the space month-to-month until December 31, 1999. The Company has entered into a new noncancelable operating lease for the mortgage operations effective January 1, 1999 with a term of three years and one option to renew for an additional three years. Rental expense on this space was approximately $29,000 for the year ended September 30, 1998. Projected minimum payments under the terms of the lease, not including insurance and maintenance, are as follows:


                    1999                           $     16
                    2000                                 21
                    2001                                 21
                    2002                                  5
                                                   --------

                                                   $     63
                                                   ========



NOTE 11 - INCOME TAX EXPENSE

The provision for income tax expense consists of the following:

                                                                     ---------Year Ended September 30,---------
                                                                        1998            1997            1996
                                                                        ----            ----            ----
     Current income tax expense                                      $       185    $       179    $       168
     Deferred income tax expense (benefit)                                   (21)           133            (60)
                                                                     -----------    -----------    -----------

                                                                     $       164    $       312    $       108
                                                                     ===========    ===========    ===========


The provision for income tax differs from that computed at the statutory corporate tax rate as follows:



                                                                     ---------Year Ended September 30,---------
                                                                        1998            1997            1996
                                                                        ----            ----            ----
     Tax expense at statutory rate (34%)                             $       155    $       312    $       116
     Other tax effects                                                         9              -             (8)
                                                                     -----------    -----------    -----------

                                                                     $       164    $       312    $       108
                                                                     ===========    ===========    ===========

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 11 - INCOME TAX EXPENSE (Continued)

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision charged to income in the financial statements. Retained earnings at September 30, 1998 include approximately $478,000, representing tax bad debt provisions through 1986, for which no deferred federal income tax liability has been recorded.

Tax legislation passed in August 1996 now requires all thrift institutions to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in the tax years after 1986. The related amount of deferred tax liability which must be recaptured is $175,000 and is payable over a six-year period, beginning in fiscal year 1997. The remaining amount of deferred tax liability which must be recaptured at September 30, 1998 is $116,000.

Deferred tax assets  (liabilities)  are  comprised of the following at September
30:


                                                                                       1998            1997
                                                                                       ----            ----
     Supplemental employee retirement agreement                                     $        34    $         -
     Depreciation                                                                             8              -
     Other                                                                                    -              3
                                                                                    -----------    -----------
         Total deferred tax assets                                                           42              3

     Depreciation                                                                             -            (23)
     Federal Home Loan Bank stock dividends                                                (141)          (128)
     Loans, principally due to allowance for losses                                         (99)           (71)
                                                                                    -----------    -----------
         Total deferred tax liabilities                                                    (240)          (222)
                                                                                    -----------    -----------

              Net deferred tax liabilities                                          $      (198)   $      (219)
                                                                                    ===========    ===========


--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The   approximate   carrying  amount  and  estimated  fair  value  of  financial instruments at September 30 is as follows:

                                                   -------------1998------------   ------------1997------------
                                                     Approximate                     Approximate
                                                      Carrying        Estimated       Carrying        Estimated
                                                       Amount        Fair Value        Amount        Fair Value
                                                       ------        ----------        ------        ----------
     Financial assets
         Cash and cash equivalents                   $     5,327     $     5,327    $     4,431    $     4,431
         Securities                                          959             950          1,150          1,129
         Loans, net of allowance for
          loan losses                                     71,666          72,589         65,033         65,683
         Loans held for sale                                 328             328            204            204
         Federal Home Loan Bank stock                        382             382            896            896
         Accrued interest receivable                         608             608            537            537

     Financial liabilities
         Demand deposits                                 (18,797)        (18,797)       (14,610)       (14,610)
         Savings deposits                                 (5,199)         (5,199)        (4,393)        (4,393)
         Time deposits                                   (49,558)        (49,719)       (39,805)       (39,891)
         Advance payments by borrowers
          for taxes and insurance                           (863)           (863)          (862)          (862)
         Federal Home Loan Bank Advances                    (800)           (800)       (10,000)       (10,000)
         Debentures                                       (3,629)         (3,752)             -              -
         Accrued interest payable                           (168)           (168)           (56)           (56)

For the purposes of above, the following assumptions were used:

Cash and Cash Equivalents: The estimated fair values for cash and cash equivalents are based on their carrying values due to the short-term nature of these assets.

Securities: The fair values of securities are based on the quoted market value for the individual security or its equivalent.

Loans: The estimated fair value for loans has been determined by calculating the present value of future cash flows based on the current rate the Company would charge for similar loans with similar maturities, applied for an estimated time period until the loan is assumed to be repriced or repaid.

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Federal Home Loan Bank Stock: The fair value of Federal Home Loan Bank stock is assumed to approximate its carrying value.

Deposit Liabilities: The estimated fair value for time deposits has been determined by calculating the present value of future cash flows based on estimates of rates the Company would pay on such deposits, applied for the time period until maturity. The estimated fair values of interest-bearing demand and savings deposits are assumed to approximate their carrying values as management establishes rates on these deposits at a level that approximates the local market area. Additionally, these deposits can be withdrawn on demand.

Accrued Interest: The fair values of accrued interest receivable and payable are assumed to equal their carrying values.

Federal Home Loan Bank Advances and Advance  Payments by Borrowers for Taxes and
Insurance: The fair values are assumed to approximate the carrying values.

Debentures: The estimated fair value of debentures is based on calculating the present value of future cash flows using the current rate for a note with similar risk characteristics and similar length to maturity. The current rate was obtained from inquiry of investment bankers familiar with the thrift industry and the risk associated with debentures based on recent issuance of similar debentures.

Off-Balance-Sheet Instruments: Off-balance-sheet items consist principally of unfunded loan commitments. The fair value of these commitments is not material.

Other assets and liabilities of the Company not defined as financial instruments, such as property and equipment, are not included in the above disclosures. Also not included are nonfinancial instruments typically not recognized in financial statements such as the value of core deposits and similar items.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Company disposed of these items on September 30, 1998, the fair value would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at September 30, 1998 should not necessarily be considered to apply at subsequent dates.

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 13 - MERGER AND FORMATION OF HOLDING COMPANY

On April 1, 1998, First Federal Savings Bank became a wholly-owned subsidiary of The Bryan-College Station Financial Holding Company through an agreement and plan of merger. The Company issued 200,000 shares of common stock at a price of $10 per share and 3,629 units, each unit consisting of a $1,000 debenture bearing an interest rate of 11.5% due March 31, 2003 and nine detachable warrants. Each warrant entitles the unit holder to purchase one share of Company common stock for $12.50 through March 31, 2003. Existing stockholders of First Federal Savings Bank exchanged one share of existing First Federal common stock for two and one-half shares of new holding company stock or sold their common stock for cash of $24.07 per share. The Bank preferred stock was not affected by the reorganization and is recorded as minority interest in the consolidated statement of financial condition.

Delaware law generally limits dividends of the Company to an amount equal to the excess of its net assets over its paid-in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year. In addition, the Company is prohibited from paying dividends on junior securities such as the Company's common stock unless all interest payments with respect to the debentures have been made.

Merger costs totaling $276,000 were deducted from the proceeds of the shares sold in the formation of the new holding company.

NOTE 14 - PARENT COMPANY ONLY FINANCIAL INFORMATION


                             CONDENSED BALANCE SHEET
                               September 30, 1998
     ASSETS
     Cash                                                                                       $          441
     Equity interest in bank subsidiary                                                                  5,256
     Other assets                                                                                          764
                                                                                                --------------

                                                                                                $        6,461
                                                                                                ==============

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Notes payable                                                                              $        3,629
     Accrued interest and other liabilities                                                                 89
                                                                                                --------------
         Total liabilities                                                                               3,718

     Minority interest                                                                                     873

     Stockholders' equity
         Common stock                                                                                        4
         Additional paid-in capital                                                                      1,849
         Retained earnings                                                                                  17
                                                                                                --------------
              Total stockholders' equity                                                                 1,870
                                                                                                --------------

                                                                                                $        6,461
                                                                                                ==============

--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY ONLY FINANCIAL INFORMATION (Continued)


                          CONDENSED STATEMENT OF INCOME
             For the period April 1, 1998 through September 30, 1998
     Income
         Interest income                                                 $            3
         Other income                                                                10
                                                                         --------------
              Total income                                                           13

     Expenses
         Interest expense                                                           210
         Other expenses                                                             300
                                                                         --------------

              Total expenses                                                        510
                                                                         --------------
     LOSS BEFORE EQUITY IN UNDISTRIBUTED
       EARNINGS OF SUBSIDIARY                                                      (497)

     Equity in undistributed earnings of Bank subsidiary                            354
                                                                         --------------

Loss before income tax benefit                                                     (143)

Income tax benefit                                                                 (160)
                                                                         --------------

Net income                                                               $           17
                                                                         ==============



--------------------------------------------------------------------------------
                                   (Continued)

       THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended September 30, 1998, 1997, and 1996
                          (Table amounts in thousands)

--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY ONLY FINANCIAL INFORMATION (Continued)

                        CONDENSED STATEMENT OF CASH FLOWS
             For the period April 1, 1998 through September 30, 1998
     CASH FLOWS FROM OPERATING ACTIVITIES
         Net income                                                                             $           17
         Adjustments to reconcile net income to
           net cash provided by operating activities:

              Equity in undistributed earnings of subsidiary                                              (310)
              Amortization of debt issuance and reorganization costs                                        67
              Increase in other assets, net of liabilities                                                (242)
                                                                                                --------------
                  Net cash used in operating activities                                                   (468)

     CASH FLOWS FROM FINANCING ACTIVITIES
         Net proceeds from issuance of common stock                                                      1,724
         Net proceeds from issuance of debentures                                                        3,128
         Purchase and retirement of Bank stock                                                          (3,943)
                                                                                                --------------
              Net cash provided by financing activities                                                    909
                                                                                                --------------

     Change in cash and cash equivalents                                                                   441

     Cash and cash equivalents at beginning of period                                                        -
                                                                                                --------------

     CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                 $          441
                                                                                                ==============

     Supplemental disclosures of cash flow information
         Cash paid during the period for
              Interest                                                                          $          121

--------------------------------------------------------------------------------
                                   (Continued)

======================================================================          ====================================================


     NO PERSON HAS BEEN  AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
ANY  REPRESENTATION  OTHER THAN AS  CONTAINED  IN THIS  PROSPECTUS  IN
CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN, OR MADE, SUCH                            UP TO 32,661 SHARES OF
OTHER INFORMATION OR REPRESENTATION  MUST NOT BE RELIED UPON AS HAVING
BEEN  AUTHORIZED BY THE HOLDING  COMPANY OR THE BANK.  THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION  OF AN OFFER TO
BUY  ANY  OF  THE  SECURITIES  OFFERED  HEREBY  TO  ANY  PERSON  IN AN
JURISDICTION  IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR
IN  WHICH  THE  PERSON  MAKING  SUCH  OFFER  OR  SOLICITATION  IN SUCH
JURISDICTION.  NEITHER THE  DELIVERY OF THIS  PROSPECTUS  NOR ANY SALE                            THE BRYAN-COLLEGE STATION
HEREUNDER SHALL UNDER ANY  CIRCUMSTANCES  CREATE ANY IMPLICATION  THAT                            FINANCIAL HOLDING COMPANY
THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE HOLDING  COMPANY OR THE
BANK  SINCE  ANY OF THE  DATES AS OF WHICH  INFORMATION  IS  FURNISHED
HEREIN OR SINCE THE DATE HEREOF.

                           -----------------



                           TABLE OF CONTENTS                                                           COMMON STOCK

                                                                  Page

Prospectus Summary................................................. 3
Risk Factors....................................................... 5                      -----------------------------------
Selected Consolidated Financial Data..............................  9
Capitalization.....................................................11
Dilution.......................................................... 11                                   PROSPECTUS
Disclosure Regarding Forward-Looking Statements....................12
Use of Proceeds....................................................12                      -----------------------------------
Market Information.................................................12
Dividends..........................................................12
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............................13
Business...........................................................26
Regulation........................................................ 46
Management of the Holding Company..................................54
Description of Capital Stock.......................................59
Restrictions on Acquisitions of Stock and Related
  Takeover Defensive Provisions....................................61
Description of Warrants............................................64
Legal Matters......................................................64
Experts............................................................64                                __________, 1999







                          -------------------




=====================================================================           ====================================================

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

     Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the issuance of the shares and units.

Counsel/Accounting fees and expenses.....................               $5,000**
Printing, postage and mailing............................                2,000**
Registration and Filing Fees.............................                 1,500*
Blue Sky fees and expenses...............................                31,085*
Other expenses...........................................                2,000**
                                                                        --------
     TOTAL...............................................                 $9,000
                                                                          ======

----------------
*Previously paid in connection with this S-1 Registration Statement.
**Estimated.

Item 14.  Indemnification of Directors and Officers

     Article Eleventh of the Holding Company's Certificate of Incorporation provides for indemnification of directors and officers of the Holding Company against all expense, liability and loss (including attorneys' fees, court costs, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred in any actual, threatened or potential proceeding, except to the extent that such indemnification is limited by Delaware law and such law cannot be varied by contract or bylaw. Article Eleventh also provides for the authority to purchase insurance with respect thereto.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation's Board of Directors to grant indemnity under certain circumstances to directors and officers, when made, or threatened to be made, parties to certain proceedings by reason of such status with the corporation, against judgments, fines, settlements and expenses, including attorneys' fees. In addition, under certain circumstances such persons may be indemnified against expenses actually and reasonably incurred in defense of a proceeding by or on behalf of the corporation. Similarly, the corporation, under certain circumstances, is authorized to indemnify directors and officers of other corporations or enterprises who are serving as such at the request of the corporation, when such persons are made, or threatened to be made, parties to certain proceedings by reason of such status, against judgments, fines, settlements and expenses, including attorneys' fees; and under certain circumstances, such persons may be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of a proceeding by or in the right of such other corporation or enterprise. Indemnification is permitted where such person (i) was acting in good faith; (ii) was acting in a manner he reasonably believed to be in or not opposed to the best interests of the corporation or other corporation or enterprise, as appropriate; (iii) with respect to a criminal proceeding, has no reasonable cause to believe his conduct was unlawful; and (iv) was not adjudged to be liable to the corporation or other corporation or enterprise (unless the court where the proceeding was brought determines that such person is fairly and reasonably entitled to indemnity).

     Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by the Board of Directors of the Holding Company by a majority vote of a quorum consisting of directors not at the time parties to such proceeding; or
(ii) if such a quorum cannot be obtained or the quorum so directs, then by independent legal counsel in a written opinion; or (iii) by the stockholders.

     Section 145 also permits expenses incurred by directors and officers in defending a proceeding to be paid by the corporation in advance of the final disposition of such proceedings upon the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation against such expenses.

Item 15.  Recent Sales of Unregistered Securities

     The Registrant is newly incorporated, solely for the purpose of acting as the holding company of First Federal Savings Bank pursuant to the Merger Agreement (filed as Exhibit 2 herein), and no sales of its securities have occurred to date, other than the sale of one share of the Registrant's stock to its incorporator for the purpose of qualifying the Registrant to do business in the State of Delaware.

Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits:

1     Form of Agency Agreement*
2     Agreement and Plan of Merger*
3.1   Certificate of Incorporation of the Holding Company*
3.2   Bylaws of the Holding Company*
3.3   Charter of First Federal*
3.4   Bylaws of First Federal*
4.1   Form of Stock Certificate of the Holding Company*
4.2   Indenture, including Form of Debenture*
4.3   Form of Warrant*
4.4   Form of Escrow Agreement*
5.1   Opinion of Silver, Freedman & Taff, L.L.P. with Respect to Legality of Stock*
5.2   Opinion of Silver, Freedman & Taff, L.L.P. with respect to Legality of Debentures*
5.3   Opinion of Silver, Freedman & Taff, L.L.P. with respect to Legality of Warrants*
8     Opinion of Crowe Chizek & Company,  L.L.P. with respect to Federal income tax consequences of the Units*
10.1  1993 Stock Option and Incentive Plan*
10.2  Form of Employment Agreement of J. Stanley Stephen*
10.3  Form of Employment Agreement of George Koenig*
10.4  Form of Employment Agreement of Mary Lynn Hegar*
10.5  Form of Employment Agreement of Kay Watson*
23.1  Consent of Silver, Freedman & Taff, L.L.P.*
23.2  Consent of Crowe, Chizek and Company L.L.P.
24    Power of Attorney (set forth on signature page)*
25    Statement of eligibility of trustee*
99.1  Stock Order Form and Order Form Instructions*
99.2  Unit Order Form and Order Form Instructions*

-----------------------------
*  Previously filed.

(b) Financial Statement Schedules:

     All schedules have been omitted as not applicable, is included in the Consolidated Financial Statements and related Notes or not required under the rules of Regulation S-X.

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new
Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bryan, State of Texas on February 4, 1999.

                               THE BRYAN-COLLEGE STATION FINANCIAL
                               HOLDING COMPANY

                               By: /s/ J. Stanley Stephen
                                   -------------------------------
                                   J. Stanley Stephen, Director, President and
                                   Chief Executive Officer
                                   (Duly Authorized Representative)

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Stanley Stephen and Mary Lynn Hegar his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ J. Stanley Stephen                                   /s/ Jack W. Lester, Jr.
-------------------------------------------              ------------------------------------------
J. Stanley Stephen, Director, President and              Jack W. Lester, Jr., Director, Assistant Secretary
Chief Executive Officer                                  and Treasurer
(Principal Executive Officer)
                                                         Date: February 4, 1999
Date: February 4, 1999



/s/ Richard L. Peacock                                   /s/ George Koenig
------------------------------------------               ------------------------------------------
Richard L. Peacock, Chairman of the Board                George Koenig, Director and Executive Vice President

Date: February 4, 1999                                   Date: February 4, 1999




/s/ Ernest A. Wentrcek                                   /s/ Robert H. Conaway
------------------------------------------               ------------------------------------------
Ernest A. Wentrcek, Vice Chairman of the Board           Robert H. Conaway, Director

Date: February 4, 1999                                   Date: February 4, 1999




/s/ Charles Neelley                                      /s/ Ken L. Hayes
------------------------------------------               ------------------------------------------
Charles Neelley, Director, Secretary and                 Ken L. Hayes, Director
Treasurer

Date: February 4, 1999                                   Date: February 4, 1999



/s/ Joseph W. Krolczyk
------------------------------------------
Joseph W. Krolczyk, Director

Date: February 4, 1999




/s/ Gary A. Snoe
------------------------------------------
Gary A. Snoe, Director

Date: February 4, 1999




/s/ J. Roland Ruffino
------------------------------------------
J. Roland Ruffino, Director

Date: February 4, 1999



/s/ Mary Lynn Hegar
------------------------------------------
Mary Lynn Hegar, Vice President, Secretary
and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: February 4, 1999